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10015115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Viterra

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05037 FISCAL YEAR 10-31-09

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlc

DATE : 1/26/10

082-05037

AR/S
10-31-09

RECEIVED
2010 JAN 26 P 12:21

Auditors' Report to the Shareholders of Viterra Inc.

We have audited the consolidated balance sheets of Viterra Inc. as at October 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Regina, Saskatchewan
January 20, 2010

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Viterra Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo Schmidt

Mayo M. Schmidt
President and Chief Executive Officer

Rex McLennan

Rex McLennan
Chief Financial Officer

January 21, 2010

Consolidated Balance Sheets

(in thousands)

As at	October 31, 2009	October 31, 2008
ASSETS		
Current Assets		
Cash	$ 165,200	$ 183,536
Short-term investments	868,469	486,129
Accounts receivable	1,004,674	786,504
Inventories (Note 3)	960,896	816,158
Prepaid expenses and deposits	89,768	91,183
Future income taxes (Note 14)	44,142	59,202
	3,133,149	2,422,712
Investments (Note 4)	9,706	7,645
Property, Plant and Equipment (Note 7)	2,411,105	1,154,859
Other Long-Term Assets (Note 8)	118,025	69,238
Intangible Assets (Note 9)	42,766	22,133
Goodwill	699,974	300,121
Future Income Taxes (Note 14)	8,023	2,673
	$ 6,422,748	$ 3,979,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 594	$ 655
Short-term borrowings (Note 10)	291,128	17,769
Accounts payable and accrued liabilities	1,095,366	919,485
Long-term debt due within one year (Note 11)	18,151	14,703
Future income taxes (Note 14)	573	–
	1,405,812	952,612
Long-Term Debt (Note 11)	1,265,435	595,385
Other Long-Term Liabilities (Note 12)	72,471	64,183
Future Income Taxes (Note 14)	170,111	166,476
	2,913,829	1,778,656
Shareholders' Equity		
Retained earnings	425,741	325,911
Accumulated other comprehensive income (loss) (Note 15)	54,216	(9,766)
	479,957	316,145
Share capital (Note 16)	3,025,486	1,883,336
Contributed surplus	3,476	1,244
	3,508,919	2,200,725
	$ 6,422,748	$ 3,979,381

Commitments, contingencies and guarantees (Note 22)

On behalf of the Board of Directors



Thomas Birks
Director



Thomas Chambers
Director

Consolidated Statements of Earnings

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Sales and other operating revenues	$ 6,635,572	$ 6,777,566
Cost of sales (excluding amortization see Note 3)	(5,785,609)	(5,750,735)
Gross profit and net revenues from services	849,963	1,026,831
Operating, general and administrative expenses	(526,265)	(494,227)
	323,698	532,604
Amortization	(109,141)	(106,832)
	214,557	425,772
Gain (loss) on disposal of assets	(10,314)	1,263
Integration expenses	(10,191)	(14,622)
Net foreign exchange gain on acquisition (Note 23)	24,105	–
Recovery of pension settlement (Note 20)	–	3,356
Financing expenses (Note 21)	(61,163)	(37,785)
	156,994	377,984
Provision for corporate income taxes (Note 14)		
Current	(14,144)	(19,422)
Future	(29,723)	(70,280)
Net earnings	$ 113,127	$ 288,282
Basic and diluted earnings per share (Note 17)	$ 0.45	$ 1.31

Consolidated Statements of Comprehensive Income

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Net earnings	$ 113,127	$ 288,282
Other comprehensive income (loss)		
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $891 (2008 – $1,675)	(2,080)	(3,057)
Unrealized gain (loss) on cash flow hedges, net of tax of $(2,135) (2008 – $5,110)	7,337	(12,397)
Realized loss on cash flow hedges, net of tax of $(1,935) (2008 – $(202))	4,264	391
Unrealized loss on available for sale assets, net of tax of $8 (2008 – $25)	(48)	(171)
Unrealized effect of foreign currency translation of foreign operations	54,509	(1,720)
Other comprehensive income (loss)	63,982	(16,954)
Comprehensive income	$ 177,109	$ 271,328

Consolidated Statements of Shareholders' Equity

(in thousands)

	Share Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss) (Note 15)	Retained Earnings (Deficit)	Total Shareholders' Equity
As at October 31, 2007	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Accounting policy change					
Unrealized gain on dedesignated hedged contracts, net of tax of $(2,798)	–	–	5,946	–	5,946
Unrealized gain on available for sale assets, net of tax of $(41)	–	–	213	–	213
Livestock receivables, net of tax of $36	–	–	–	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $(60)	–	–	–	126	126
Share capital issued	460,493	–	–	–	460,493
Options exercised	–	(14)	–	–	(14)
Stock-based compensation	–	935	–	–	935
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $1,675	–	–	(3,057)	–	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	–	–	(12,397)	–	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	–	–	391	–	391
Unrealized loss on available for sale assets, net of tax of $25	–	–	(171)	–	(171)
Unrealized effect of foreign currency translation of foreign operations	–	–	(1,720)	–	(1,720)
Future income taxes adjustment	–	–	–	51	51
Future income taxes share issuance costs	–	–	–	6,070	6,070
Share issuance costs	–	–	–	(18,968)	(18,968)
Net earnings for the year	–	–	–	288,282	288,282
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725
Share capital issued	1,142,150	–	–	–	1,142,150
Options exercised	–	(1)	–	–	(1)
Stock-based compensation	–	2,233	–	–	2,233
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $891	–	–	(2,080)	–	(2,080)
Unrealized gain on cash flow hedges, net of tax of $(2,135)	–	–	7,337	–	7,337
Realized loss on cash flow hedges, net of tax of $(1,935)	–	–	4,264	–	4,264
Unrealized loss on available for sale assets, net of tax of $8	–	–	(48)	–	(48)
Unrealized effect of foreign currency translation of foreign operations	–	–	54,509	–	54,509
Future income taxes share issuance costs	–	–	–	5,171	5,171
Share issuance costs	–	–	–	(18,468)	(18,468)
Net earnings for the year	–	–	–	113,127	113,127
As at October 31, 2009	$ 3,025,486	$ 3,476	$ 54,216	$ 425,741	$ 3,508,919

Consolidated Statements of Cash Flow

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Cash From (Used in) Operating Activities		
Net earnings	$ 113,127	$ 288,282
Adjustments for items not involving cash and/or operations		
Amortization	109,141	106,832
Future income tax provision (Note 14)	29,723	70,280
Equity loss (gain) of significantly influenced companies (Note 4)	(59)	10,963
Recovery of pension settlement (Note 20)	–	(3,356)
Employee future benefits (Note 20)	(22,875)	(19,918)
Non-cash financing expenses (Note 21)	6,033	4,470
Loss (gain) on disposal of assets	10,314	(1,263)
Net foreign exchange gain on acquisition (Note 23)	(24,105)	–
Other items	2,124	(24)
Adjustments for items not involving cash	110,296	167,984
	223,423	456,266
Changes in non-cash working capital items		
Accounts receivable	136,654	(283,250)
Inventories	142,810	(19,547)
Accounts payable and accrued liabilities	(69,666)	169,592
Prepaid expenses and deposits	24,142	(39,340)
Changes in non-cash working capital	233,940	(172,545)
Cash from operating activities	457,363	283,721
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	400,925	299,953
Repayment of long-term debt	(18,212)	(4,979)
Repayment of short-term borrowings	(23,737)	(338,519)
Repayment of other long-term liabilities, net	(819)	(2,615)
Increase in share capital (Note 16)	450,007	460,479
Share issuance costs	(18,468)	(18,971)
Debt financing cost	(11,738)	(7,553)
Cash from financing activities	777,958	387,795
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(75,283)	(55,583)
Proceeds on sale of property, plant and equipment	4,201	5,333
Business acquisitions (Note 6)	(814,030)	(31,755)
Net foreign exchange gain on acquisition (Note 23)	24,105	–
Decrease in cash in trust	–	16,710
Increase in investments	–	(69)
Increase in other long-term assets	–	(1,519)
Increase in intangible assets	(9,479)	–
Cash used in investing activities	(870,486)	(66,883)
Increase in Cash and Cash Equivalents	364,835	604,633
Cash and Cash Equivalents, Beginning of Year	669,010	64,150
Impact on Cash of Unrealized Effect of Foreign Currency Translation of Foreign Operations	(770)	227
Cash and Cash Equivalents, End of Year	$ 1,033,075	$ 669,010
Cash and cash equivalents consist of:		
Cash	$ 165,200	$ 183,536
Short-term investments	868,469	486,129
Bank indebtedness	(594)	(655)
	$ 1,033,075	$ 669,010
Supplemental disclosure of cash paid during the year from operations:		
Interest paid	$ 58,429	$ 61,646
Income taxes paid	$ 17,637	$ 16,562

table of **contents**

Note 1.	**NATURE OF BUSINESS**	**66**
Note 2.	**ACCOUNTING POLICIES**	**66**
Note 3.	**INVENTORIES**	**71**
Note 4.	**INVESTMENTS**	**71**
Note 5.	**INTERESTS IN JOINT VENTURES**	**71**
Note 6.	**BUSINESS ACQUISITIONS**	**71**
Note 7.	**PROPERTY, PLANT AND EQUIPMENT**	**73**
Note 8.	**OTHER LONG-TERM ASSETS**	**73**
Note 9.	**INTANGIBLE ASSETS**	**73**
Note 10.	**SHORT-TERM BORROWINGS**	**73**
Note 11.	**LONG-TERM DEBT**	**74**
Note 12.	**OTHER LONG-TERM LIABILITIES**	**76**
Note 13.	**RELATED PARTY TRANSACTIONS**	**76**
Note 14.	**CORPORATE INCOME TAXES**	**76**
Note 15.	**ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)**	**77**
Note 16.	**SHARE CAPITAL**	**78**
Note 17.	**EARNINGS PER SHARE**	**78**
Note 18.	**STOCK-BASED COMPENSATION PLANS**	**78**
Note 19.	**SEGMENTED INFORMATION**	**80**
Note 20.	**EMPLOYEE FUTURE BENEFITS**	**81**
Note 21.	**FINANCING EXPENSES**	**84**
Note 22.	**COMMITMENTS, CONTINGENCIES AND GUARANTEES**	**84**
Note 23.	**FINANCIAL AND OTHER INSTRUMENTS AND HEDGING**	**86**
Note 24.	**MANAGEMENT OF CAPITAL**	**92**
Note 25.	**FUTURE ACCOUNTING CHANGES**	**92**
Note 26.	**COMPARATIVE AMOUNTS**	**92**

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Viterra Inc. (the "Company") is a publicly traded, vertically integrated international agri-business. Business operations include six reporting segments: Grain Handling and Marketing, Agri-products, Food Processing, Feed Products, Financial Products and Corporate.

On September 23, 2009, the Company acquired ABB Grain Ltd. ("ABB"), an Australian agri-business. The results of operations of ABB are included in the Company's consolidated financial statements commencing upon acquisition. The subsidiary, including its subsidiaries and its direct parent holding company, is referred to herein as Viterra Australia (Note 6).

The Grain Handling and Marketing segment includes grain storage facilities, joint venture grain facilities, and processing plants strategically located in the prime agricultural growing regions of North America, Australia and New Zealand. This segment also includes wholly owned port terminal facilities located in Canada and Australia. Activity in this segment consists of the collection of grain through the Company's primary storage system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings are volume driven. Revenue is also derived through grain handling, blending, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, fertilizer distribution and a network of retail locations. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, equipment, general merchandise, wool and livestock.

The Food Processing segment in North America includes the manufacturing and marketing of value-added products associated with oats, canola and malt barley for domestic and export markets. At Viterra Australia, this segment is comprised of Joe White Maltings which includes malting plants positioned across Australia.

The Feed Products segment in North America includes activities relating to formulating and manufacturing feed products at feed mills and pre-mix facilities across Western Canada and at feed mill locations in Texas, New Mexico and Oklahoma in the United States ("U.S.") Viterra Australia's Feed Products segment operates one of New Zealand's largest maize dryers and a cattle feed business.

The Financial Products segment offers products including lending and cash management.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle. The acquisition of ABB has diversified the risks related to weather.

The Company's earnings follow the seasonal pattern of grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, customer export programs, and producers' marketing decisions. Sales of the Company's agri-products peak during the growing season, supplemented by additional crop nutrient sales in the late fall.

2. ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. The following accounting policies are considered to be significant:

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Amounts affected include, but are not limited to, the fair value of certain assets; recoverability of investments; property, plant and equipment; intangible assets and goodwill; contingent liabilities; income taxes; pension plan obligations; and stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ as confirming events occur and any impact thereof would be recorded in future periods.

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its controlled subsidiaries and its proportionate share of the accounts of its joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate the Company's ownership interest in the respective joint venture.

The Company operates grain pools on behalf of growers and has legal title over the pool stocks; however, the majority of risks and benefits associated with pools, principally price risk and benefit, together with credit risk, are attributable to growers. As a result pool stocks and other related balances held by the Company on behalf of growers are not recognized in the Company's consolidated financial statements.

c) **Revenue Recognition**
Revenues are recognized when risks and rewards of ownership have transferred to the customer and the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable, and collection is reasonably assured. Revenues from grain handling are recognized upon delivery of grain commodities to the customer. Transactions in which the Company acts as an agent for the Canadian Wheat Board ("CWB") are recorded on a net basis with only the amount of the CWB tariff included in revenue. Revenues from the sale of agri-products, food processing, feed and related products are recognized upon delivery to the customer. Service-related revenues and financial product fees are recognized upon performance of the service.

d) **Cash and Cash Equivalents**
Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the Company.

e) **Inventories**
Grain inventories include both hedgeable and non-hedgeable commodities. Grain inventories are valued on the basis of closing market quotations less freight and handling costs. Agri-products, processing, and other inventories are valued at the lower of cost and net realizable value where cost is determined on a first-in, first-out basis.

f) **Investments**
The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

Investments designated as available for sale are recorded at fair value in the consolidated balance sheet, with unrealized gains and losses, net of related income taxes, recorded in other comprehensive income.

Through a consortium, the Company has a joint and several interest in Prince Rupert Grain terminal ("PRG"). The Company's non-controlling interest in PRG is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At October 31, 2009, PRG had approximately $292 million in loans due to a third party (2008 – $296 million). The loans mature in 2015 ($178 million) and 2035 ($114 million) (2008 – $182 million and $114 million respectively) and are secured by the terminal without recourse to the consortium members.

g) **Property, Plant and Equipment and Amortization**
Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting write-downs are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Land	0%
Buildings	2 - 10%
Machinery and equipment	1 - 33%
Site and leasehold improvements	3 - 20%

h) **Corporate Income Taxes**
The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is not more likely than not that future income tax assets would be realized. Income taxes are recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income or equity.

i) **Deferred Financing Costs**
Costs incurred to obtain short-term borrowings are deferred and amortized on a straight-line basis over the term of the credit agreement. Amortization is a non-cash charge to financing expenses.

Financing costs related to long-term debt are included in long-term debt and amortized using the effective interest rate method.

Financing costs relating to major construction projects up to the date of commenced operations are capitalized and amortized over the expected life of the asset.

j) **Employee Future Benefits**
The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

k) **Intangible Assets**

i. **Intangible assets acquired in a business combination**
Intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. These assets are amortized on a straight-line basis over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

ii. **Software intangible assets**
Software intangible assets are stated at cost less accumulated amortization and impairment and are amortized on a straight-line basis over their useful lives which range from three to five years. Should the carrying amount of intangible assets exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

l) **Goodwill**
Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

m) **Foreign Currency Transactions**
Self-sustaining operations have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within accumulated other comprehensive income (loss).

Integrated operations have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets and liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in earnings in the period in which they occur.

n) **Stock-Based Compensation Plans**
Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus. Upon exercise of the option, amounts recorded in contributed surplus are transferred to share capital.

o) **Environmental Costs and Asset Retirement Obligations**
Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental

costs are capitalized if the costs extend the life of the property, increase its capacity, mitigate or prevent contamination from future operations, or relate to legal asset retirement obligations. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Provisions for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

The Company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

p) **Financial Instruments**

Financial derivative instruments are used by the Company to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. In the normal course of business, the Company does not hold or issue derivative instruments for derivative trading purposes. Any change in the value of the derivatives is reported in earnings, unless the derivative qualifies as a cash flow hedge and hedge accounting is applied.

Transaction costs related to financial assets or liabilities, other than those held for trading, adjust the carrying amount of the underlying instrument. These costs are then amortized over the instrument's remaining expected life using the effective interest rate method and are included as part of financing expenses. Transaction costs related to financial assets or liabilities classified as held for trading are expensed as incurred.

Fair Value

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash, short-term investments, accounts receivable, bank indebtedness, short-term borrowings and accounts payable and accrued liabilities. The fair value of long-term receivables and payables also approximates their carrying amounts. Long-term receivables and payables are measured using discounted cash flows. Equity investments classified as available for sale that do not have an active trading market are recorded at cost. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in Level one. Level three includes inputs that are not based on observable market data.

- The fair value of financial instruments initially recognized is equal to the cost plus directly attributable transaction costs.
- Investments that are classified as available for sale with an active trading market have been recorded at their fair value based on closing market quotations and are therefore considered Level one.
- When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. The methods and assumptions used in these limited cases would be assessed for significance and may be disclosed as Level three.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile. The methods and assumptions used are considered Level two.
- The fair value of interest rate swaps is estimated by discounting net cash flows of the swaps using forward interest rates for swaps of the same remaining maturity. The methods and assumptions used are considered Level two.

- The fair value of commodity forward contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. The adjustments are generally determined using inputs from broker or dealer quotations or market transactions in either the listed or over-the-counter ("OTC") markets. Observable inputs are generally available for the full term of the contract and therefore the fair value of commodity forward contracts is generally considered Level two.
- The fair value of OTC foreign exchange forward contracts is estimated using observable prices for similar instruments in active markets and is therefore considered Level two.
- The fair value of exchange traded derivatives and securities are based on closing market quotations and is therefore considered Level one.

Available for Sale
Financial assets classified as available for sale are carried at fair value with the changes in fair value initially recorded in other comprehensive income until they are assessed to be impaired or disposed of at which time they flow through earnings.

Held for Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the value recognized in cost of sales. Instruments designated as cash flow hedges follow hedge accounting.

Held for Trading – Designated
The Company has elected to designate short-term investments as held for trading. These instruments are accounted for at fair value with the change in the value recognized in sales and other operating revenues.

Loans and Receivables
Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other Financial Liabilities
Other financial liabilities are accounted for at amortized cost using the effective interest rate method.

q) **Hedging**
The Company uses hedge accounting to match the cash flows of some of its processed products sold in foreign funds with its foreign currency hedging instruments. Under hedge accounting, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized immediately in sales and other operating revenues. Upon maturity of the derivative instrument, the effective gains and losses previously recognized in other comprehensive income are recorded in net earnings as a component of sales and other operating revenues.

The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled.

r) **Changes to Significant Accounting Policies**

i. **Inventories**
Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 3.

ii. **Goodwill and Intangible Assets**
Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

iii. **Fair Value Hierarchy and Liquidity Risk Disclosure**
In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2009. This adoption resulted in additional disclosures as provided in Notes 2(p) and 23.

3. INVENTORIES

As at October 31	2009	2008
Grain	$ 469,196	$ 330,704
Agri-products	381,485	423,602
Feed Products	45,354	39,095
Food Processing		
Raw materials and supplies	20,999	9,919
Work in progress	24,955	2,356
Finished goods	18,907	10,482
	$ 960,896	$ 816,158

Grain cost of sales includes the cost of inventories, net realized and unrealized gains and losses on commodity contracts and exchange-traded derivatives, and freight.

Amortization of $30.2 million for the year ended October 31, 2009 (2008 – $41.0 million) related to the manufacture of inventory that has now been sold is included in amortization expense.

Write-downs related to Agri-products inventory at October 31, 2009 of nil (2008 – $28.7 million) have been included in cost of sales.

4. INVESTMENTS

As at October 31	2009	2008
Investments in significantly influenced companies – equity method	$ 63	$ 223
Other long-term investments	9,643	7,422
	$ 9,706	$ 7,645

Equity loss of significantly influenced companies of nil for the year ended October 31, 2009 (2008 – $11.0 million) is included in sales and other operating revenues.

5. INTERESTS IN JOINT VENTURES

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

As at October 31	2009	2008
Cash	$ 21,500	$ 2,906
Other current assets	$ 49,471	$ 25,218
Long-term assets	$ 119,331	$ 17,491
Current liabilities	$ 23,761	$ 15,112
Long-term liabilities	$ 72,991	$ 4,275

For the year ended October 31	2009	2008
Revenue	$ 280,427	$ 62,546
Expenses	$ 277,970	$ 52,225
Net earnings	$ 2,457	$ 10,321
Cash from operating activities	$ 6,430	$ 6,278
Cash used in financing activities	$ (65)	$ (3,986)
Cash from (used in) investing activities	$ 13,043	$ (1,741)

6. BUSINESS ACQUISITIONS

a) Fiscal 2009

	ABB	Other	Total
Net assets acquired at fair value:			
Current assets	$ 688,094	$ 19,355	$ 707,449
Property, plant and equipment	1,180,782	71,078	1,251,860
Intangible assets	14,973	–	14,973
Goodwill	359,087	28,462	387,549
Other long-term assets	5,615	–	5,615
Future income tax assets, net	6,395	–	6,395
Current liabilities	(253,287)	(2,637)	(255,924)
Current portion of long-term debt	(286,168)	–	(286,168)
Long-term debt	(293,654)	–	(293,654)
Other long-term liabilities	(187)	(12)	(199)
Total purchase price	1,421,650	116,246	1,537,896
Less: Cash acquired	(31,724)	–	(31,724)
	$ 1,389,926	$ 116,246	$ 1,506,172
Consideration provided:			
Cash (net of cash acquired)	$ 671,707	$ 116,246	$ 787,953
Transaction costs	26,077	–	26,077
Cash used in business acquisitions	697,784	116,246	814,030
Common shares (78.3 million issued at an ascribed price of $8.84)	692,142	–	692,142
	$ 1,389,926	$ 116,246	$ 1,506,172

i. **Acquisition of ABB**

On September 23, 2009, the Company acquired all of the issued and outstanding common shares of ABB, an Australian agri-business. The results of the operations are included in the Company's consolidated financial statements commencing upon acquisition.

For purposes of calculating the value of the share component of the purchase consideration the Company used the average closing price of Company shares on the Toronto Stock Exchange ("TSX") around the May 19, 2009 announcement of the proposed acquisition of ABB. For purposes of calculating the value of the cash component of the purchase consideration the Company used the closing Australian dollar to Canadian dollar exchange rate on the acquisition date.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration is allocated to the estimated fair values of the assets

acquired and the liabilities assumed at the effective date of the purchase. The table above summarizes the preliminary fair value of assets acquired and liabilities assumed.

Acquisition costs incurred or accrued in the above purchase allocation are comprised of professional fees of $26.1 million as well as $14.6 million of employee related costs and $6.4 million of other related costs. Of these amounts, $19.6 million remained outstanding and unpaid at October 31, 2009.

For the period ended October 31, 2009 the Company expensed $2.3 million of incremental non-recurring costs arising from the integration of ABB. The Company's plan for the integration of ABB consists of further costs of either a capital or operating nature related to re-financing activities, employees, information technology hardware and software, signage and branding and other integration related activities. The Company plans to complete the integration and the consolidation of operations over the next 12 to 18 months.

As the acquisition has recently been completed, the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period, including allocation of goodwill by segment and determination of goodwill deductible for tax purposes.

ii. **Other Acquisitions**

On June 25, 2009, the Company purchased certain businesses of Associated Proteins Limited Partnership of Ste. Agathe, Manitoba, Canada for a total consideration of $76.1 million. The acquisition consists of a canola crush plant with a capacity of 1,000 metric tonnes per day that supplies North American end-use markets. The net assets, including goodwill of $7.5 million are included in the Food Processing segment.

During the year, the Company purchased agri-products retail locations located in Western Canada. Total consideration of $40.1 million was paid. The preliminary purchase price allocation between the assets and liabilities acquired, including goodwill, will be finalized in a subsequent period. The net assets, including goodwill of $20.9 million are included in the Agri-products segment.

These acquisitions have been funded through current operating cash flows. Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration is allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

iii. **Changes to Purchase Price Allocation**

During the year, the Company adjusted the allocation of the purchase price related to the May 29, 2007 acquisition of Agricore United. During the year acquisition cost accruals in the amount of $5.0 million were reversed and resulted in a decrease to goodwill of $3.4 million and net future income tax asset of $1.6 million.

b) **Fiscal 2008**

On March 3, 2008, the Feed Products segment purchased certain businesses of Sunrise Feed, LLC in Cheyenne and Elk City, Oklahoma, U.S. The acquisition included a feed mill with 100,000 tonnes/year capacity and a retail outlet in both Cheyenne and Elk City. Sunrise Feed manufactures and sells beef, horse and other animal feed and pasture supplements into the rancher market.

On April 7, 2008, the Feed Products segment concluded its purchase of V-S Feed and Agri-Supplies Ltd. in Ponoka, Alberta, Canada. The acquisition included a feed pre-mix mill with 8,000 tonnes/year capacity and a retail outlet that sells farm supply and feed products.

On April 28, 2008, the Feed Products segment also purchased certain businesses of Gore Bros., Inc. and Gore's Trucking, Inc. for total consideration of U.S. $25.3 million. The acquisition added an additional two U.S. feed mills in Clovis, New Mexico and Comanche, Texas.

Net assets acquired at fair value:	
Current assets	$ 24,040
Property, plant and equipment	15,160
Goodwill	2,849
Current liabilities	(10,294)
Cash consideration	$ 31,755

These acquisitions were funded through current operating cash flows.

Earnings derived from the businesses purchased were included in the Company's consolidated financial statements commencing from the respective acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

7. PROPERTY, PLANT AND EQUIPMENT

As at October 31	2009	Accumulated Amortization 2009	2008	Accumulated Amortization 2008
Land	$ 122,695	$ –	$ 49,751	$ –
Site and leasehold improvements	82,665	10,673	73,455	6,294
Buildings	699,811	84,260	556,702	53,944
Machinery and equipment	1,597,262	236,800	690,441	171,215
Construction in progress	240,405	–	15,963	–
	2,742,838	$ 331,733	1,386,312	$ 231,453
Accumulated amortization	(331,733)		(231,453)	
Net book value	$ 2,411,105		$ 1,154,859	

Amortization of property, plant and equipment for the year ended October 31, 2009 is $105.0 million (2008 – $99.1 million).

8. OTHER LONG-TERM ASSETS

As at October 31	2009	Accumulated Amortization 2009	2008	Accumulated Amortization 2008
Deferred pension assets (Note 20)	$ 89,938	$ –	$ 51,564	$ –
Deferred financing costs	23,434	10,914	12,673	7,296
Other	15,610	43	18,824	6,527
	128,982	$ 10,957	83,061	$ 13,823
Accumulated amortization	(10,957)		(13,823)	
Net book value	$ 118,025		$ 69,238	

Amortization of deferred financing costs of $3.6 million (2008 – $3.1 million) is included in financing expenses. Amortization of other assets of nil for the year ended October 31, 2009 (2008 – $4.0 million) is included in amortization.

9. INTANGIBLE ASSETS

As at October 31	2009	2008
Intangible assets acquired in a business combination	$ 34,906	$ 19,498
Software intangible assets	18,779	9,717
Accumulated amortization	(10,919)	(7,082)
Net book value	$ 42,766	$ 22,133

Amortization of intangible assets for the year ended October 31, 2009 is $4.1 million (2008 – $3.7 million).

10. SHORT-TERM BORROWINGS

As at October 31	2009	2008
Members' demand loans (a)	$ –	$ 17,769
Viterra Australia (b)	291,128	–
	$ 291,128	$ 17,769

a) **Members' Demand Loans**
Effective August 1, 2009, the Company discontinued accepting loans on the members' demand loan program. Members' demand loans were unsecured funds loaned to the Company by non-institutional investors and employees. On September 15, 2009 all demand loan balances and accrued interest were paid out.

b) **Viterra Australia**
Viterra Australia has a $1,200 million Australian dollar ("AUD") multi-currency syndicated bank facility of which $400 million AUD matures July 31, 2010 and $800 million AUD matures July 31, 2012. Viterra Australia can draw on the facility at applicable base rates plus 0.88% to 1.20%. As at October 31, 2009 there are drawings of $305.5 million included in long-term borrowings (Note 11).

c) **Revolving Credit Facility**
On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on all assets of the Company and certain of its subsidiaries (excluding Viterra Australia), other than the property, plant and equipment of the Company and certain of its subsidiaries, and the capital stock of certain of its subsidiaries (collectively, the "Term Loan Priority Collateral") and a second charge on the Term Loan Priority Collateral. The Company can draw on the facility at an interest rate of Banker's Acceptance ("BA") plus 0.9% to 1.5% or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. At October 31, 2009, the 30 day BA rate was 0.3% (2008 – 2.56%) and prime was 2.25% (2008 – 4.0%). The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years, subject to the Company then being in compliance with the covenants under the facility.

At October 31, 2009, availability under the revolving credit facility was $460.0 million and drawings were nil (2008 – $542.0 million and nil).

11. LONG-TERM DEBT

As at October 31	2009	2008
Viterra		
Credit facility (a)	$ 312,000	$ 225,000
Series 2009-1 Notes (b)	300,000	–
Series 2007-1 Notes (b)	200,000	200,000
Series 2006-1 Notes (b)	100,000	100,000
Members' term loans (c)	2,449	3,404
	914,449	528,404
Subsidiaries' and proportionate share of joint ventures' debt		
Credit facility (a)	77,897	90,338
Viterra Australia and other (d)	309,389	2,767
	387,286	93,105
Sub-total	1,301,735	621,509
Less unamortized debt costs	18,149	11,421
Total long-term debt	1,283,586	610,088
Less portion due within one year:		
Credit facility	13,000	9,000
Members' term loans	1,210	1,481
Viterra Australia and other	3,941	4,222
Long-term debt due within one year	18,151	14,703
Long-term debt due in excess of one year	$ 1,265,435	$ 595,385

a) **Credit Facility**
On May 15, 2008, the Company completed a $400 million, five-year term secured credit facility with a syndicate of financial institutions. The facility is secured by a first charge (*pari passu* with the Series 2006-1, 2007-1 and 2009-1 Notes) on the Term Loan Priority Collateral (Note 10c) and a second charge on all other assets of the Company and certain of its subsidiaries (excluding Viterra Australia).

Based upon the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 7.4% on Canadian dollar borrowings (2008 – 5.9%) and approximately 8.1% on U.S. dollar borrowings (2008 – 6.1%), with minimum mandatory principal repayments of 4% per annum. An amendment, which was required to allow the acquisition of ABB, resulted in a 2% interest rate increase effective upon the acquisition of ABB.

Beginning with the current fiscal year ending October 31, 2009, if, at the end of a fiscal year, the debt to EBITDA ratio, as defined in the credit facility agreement (the calculation of which does not include Viterra Australia), is equal to or exceeds 3.75:1.0, the Company must repay a portion of the outstanding loans equal to 50% of free cash flow, as defined in the credit agreement, from the fiscal year. For the current fiscal year, the Company was not required to repay a portion of the loans.

The fair value of the amount drawn on the credit facility at October 31, 2009 was approximately $312.0 million (2008 – $225.0 million) and $72.0 million United States Dollar ("USD") (2008 – $75.0 million USD).

b) Senior Unsecured Notes

Terms[1]		Series 2009-1	Series 2007-1	Series 2006-1
Issue Date		July 7, 2009	August 1, 2007	April 6, 2006
Principal Amount		$300,000	$200,000	$100,000
Interest Rate		8.5%	8.5%	8.0%
Maturity Date		July 7, 2014	August 1, 2017	April 8, 2013
Fair Value – October 31, 2009		$318,780	$213,240	$102,830
Fair Value – October 31, 2008		n/a	$184,000	$95,000
Redemption Price[2]				
Optional Redemption, Prior to		**July 7, 2012**	**August 1, 2012**	
With Net Proceeds of Public Equity Offering[3]		108.5%	108.5%	
Without Proceeds of Public Equity Offering		100.0%+ARP[4]	100.0%+ARP[4]	
Optional Redemption, On or After		**July 7, 2012**	**August 1, 2012**	**April 8, 2009**
	2009	–	–	104.0%
	2010	–	–	102.0%
	2011	–	–	101.0%
	2012	102.125%	104.25%	100.0%
	2013	100.0%	103.1875%	–
	2014	–	102.125%	–
	2015	–	101.0625%	–
	2016	–	100.0%	–

[1] Each Series 2006-1, 2007-1 and 2009-1 Notes rank *pari passu* with each other Series and the Credit Facility which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries (excluding Viterra Australia).
[2] Expressed as percentage of principal amount at maturity.
[3] Redemption limited to no more than 35% of aggregate principal amount of each series.
[4] When redeeming notes without proceeds received from one or more public equity offerings, the redemption price is 100% of principal amount thereof plus Applicable Redemption Premium (ARP) as defined in the corresponding Supplemental Trust Indenture Agreement between the Company and CIBC Mellon Trust for each note series.

c) Members' Term Loans

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 1.7% to 8.0% (2008 – 3.1% to 8.0%) and a weighted average interest rate of 4.8% (2008 – 4.9%) based on the face value of the debt instrument.

As of July 6, 2009, the Company ceased accepting new term loans or renewals. Loans will be paid out at maturity including principal and accrued interest or may be withdrawn prior to maturity without penalty. Interest will continue to be paid semi-annually until the loan is redeemed or matures.

The fair value of the members' term loans at October 31, 2009 was approximately $2.6 million (2008 – $3.5 million).

d) Viterra Australia and Other Subsidiaries' and Proportionate Share of Joint Ventures' Debt

Viterra Australia and other subsidiaries' and the proportionate share of joint ventures' debt bear interest at fixed and variable rates. The weighted average interest rate of other subsidiaries' and the proportionate share of joint ventures' debt, other than the Credit Facility, is 6.5% (2008 – 6.5%) based on the face value of the debt instrument. The weighted average interest rate on long-term borrowings for Viterra Australia, including interest rate swaps, is approximately 6.2%. The debts mature in 2010 to 2014.

Viterra Australia debt includes finance lease borrowings of $0.8 million (2008 – nil).

The fair value at October 31, 2009 of Viterra Australia's short-term borrowings and long-term debt was approximately $18.3 million USD (2008 – nil), $463.2 million AUD (2008 – nil) and $130.1 million New Zealand dollars ("NZD") (2008 – nil).

The fair value at October 31, 2009 of other subsidiaries' and the proportionate share of joint ventures' long-term borrowings was approximately $3.1 million (2008 – $2.8 million).

Effective October 1, 2009, Viterra Australia entered into a security arrangement such that Viterra Australia has pledged their assets into a security trust for the benefit of their syndicated lenders and certain hedging counterparties (the "Beneficiaries"). These Beneficiaries have taken a fixed and floating charge over all the assets of Viterra Australia as security against their obligations under their Syndicated Facility and certain hedging arrangements.

Viterra Australia was in breach of a loan covenant at October 31, 2009. The Company has been in discussions with the syndicate of lenders and on December 29, 2009 received a waiver in respect of the breach. A violation of the debt covenant giving the lenders the right to demand repayment at a future compliance date within one year of the balance sheet date is not likely and therefore amounts not expected to be paid within one year have been classified as long-term.

e) **Scheduled Repayments of Long-Term Debt**

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

For the Years Ending October 31	Viterra	Subsidiaries and Proportionate Share of Joint Ventures	Total
2010	$ 14,210	$ 3,941	$ 18,151
2011	13,517	4,360	17,877
2012	13,489	309,167	322,656
2013	373,223	68,631	441,854
2014	300,010	356	300,366
Subsequent years	200,000	831	200,831
	$ 914,449	$ 387,286	$ 1,301,735

12. OTHER LONG-TERM LIABILITIES

As at October 31	2009	2008
Other employee future benefits (Note 20)	**$ 13,883**	$ 14,095
Asset retirement obligations (a)	**13,771**	13,938
Cash flow hedges (Note 23b)	**13,014**	10,121
Stock-based compensation plans (Note 18)	**10,223**	9,638
Contributions in aid of construction (b)	**7,003**	7,413
Grain handling agreements	**3,254**	4,400
Pension (Note 20)	**3,415**	3,808
Other	**7,908**	770
	$ 72,471	$ 64,183

a) **Asset Retirement Obligations**

In 1987, Westco, a division of the Company which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At October 31, 2009, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $19.2 million (2008 – $23.9 million), which is expected to be settled over the 2010 through 2018 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.0% to 7.0%. At October 31, 2009, the aggregate carrying amount including the short-term portion of the asset retirement obligation was $17.5 million (2008 – $22.1 million); this decrease is a result of expenditures in Westco of $3.9 million and a reduction of expected discounted cash flows by $1.4 million partially offset by accretion expenses of $0.7 million.

b) **Contributions in Aid of Construction**

Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

13. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation, as well as grain pools operated by the Company (Note 2b).

Total sales to related parties were $15.4 million (2008 – $18.9 million) and total purchases from related parties were $7.2 million (2008 – $11.6 million). As at October 31, 2009, accounts receivable from related parties totaled $24.0 million (2008 – $24.9 million) and accounts payable to related parties totaled $5.7 million (2008 – $22.0 million).

14. CORPORATE INCOME TAXES

a) The provision for corporate income taxes consists of:

For the year ended October 31	2009	2008
Current	**$ 14,144**	$ 19,422
Future	**29,723**	70,280
	$ 43,867	$ 89,702

b) **The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:**

For the year ended October 31	2009	2008
Earnings before corporate income taxes	**$ 156,994**	$ 377,984
Effective federal and provincial tax rate	**29.97%**	31.88%
Pre-tax accounting income at combined Canadian statutory income tax rate	**47,051**	120,501
Effect of foreign income tax rates differing from Canadian income tax rates	**(683)**	165
Change in effective tax rate on future income taxes	**(1,651)**	(21,314)
Permanent differences	**(1,356)**	(1,053)
Recovery due to successful appeal of tax reassessment	**–**	(5,000)
Change in estimate of tax accruals	**344**	(4,715)
Non-taxable portion of capital gain	**(293)**	(136)
Non-recoverable withholding taxes	**453**	–
Tax-paid equity earnings	**(108)**	1,879
Other	**110**	(625)
	$ 43,867	$ 89,702

c) **Income taxes allocated to future years are comprised of the following:**

As at October 31	2009	2008
Future income tax assets:		
Losses available for carryforward	**$ 18,183**	$ 33,173
Refinancing and restructuring costs not currently deducted for tax	**21,908**	19,856
Accrued expenses not currently deductible for tax	**63,234**	39,586
Research and development costs not currently deducted for tax	**1,915**	1,798
Reclamation costs not currently deducted for tax	**4,652**	6,341
Investment write-down for accounting	**1,741**	1,840
Other	**3,091**	891
	114,724	103,485
Valuation allowance[1]	**(6,504)**	(6,754)
Total future income tax assets	**$ 108,220**	$ 96,731

[1] The valuation allowance represents management's best estimate of the allowance necessary. to reflect the future income tax assets related to losses available for carryforward at an amount that the Company considers is more likely than not to be realized.

As at October 31	2009	2008
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	**$ 183,228**	$ 180,742
Deferred charges currently deductible for tax	**22,970**	12,938
Income not currently taxable	**17,951**	2,546
Other	**2,590**	5,106
Total future income tax liabilities	**$ 226,739**	$ 201,332
Net future income tax liability	**$ (118,519)**	$ (104,601)
Classified in the consolidated financial statements as:		
Current future income tax assets	**$ 44,142**	$ 59,202
Long-term future income tax assets	**8,023**	2,673
Current future income tax liabilities	**(573)**	–
Long-term future income tax liabilities	**(170,111)**	(166,476)
	$ (118,519)	$ (104,601)

d) **The expiry dates associated with the losses available for carryforward are:**

2012	$ 1,101
2013	23,915
2029	6,255
No expiry	31,325
	$ 62,596

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at October 31	2009	2008
Unrealized gains and losses on cash flow hedges	**$ 404**	$ (9,117)
Unrealized gains and losses on available for sale assets	**(6)**	42
Unrealized effect of foreign currency translation of foreign operations	**53,818**	(691)
	$ 54,216	$ (9,766)

Unrealized losses on cash flow hedges of $10.1 million are expected to be realized and recognized in net income within the next year (2008 – $2.1 million).

16. SHARE CAPITAL

a) Common Voting Shares

Authorized
Unlimited Common Voting Shares

	Common Voting Shares	
	Number[1]	Amount
Balance, October 31, 2007	204,156,350	$ 1,422,843
Share issuance for cash	32,892,863	460,479
Adjustment to share capital from contributed surplus for options exercised	–	14
Balance, October 31, 2008	237,049,213	1,883,336
Share issuance for cash	56,250,650	450,007
Adjustment to share capital from contributed surplus for options exercised	–	1
Issued upon acquisition of ABB (Note 6)	78,296,645	692,142
Balance, October 31, 2009	371,596,508	$ 3,025,486

[1] Number of shares are not shown in thousands

b) Share Issuance

i. **Fiscal 2009**

On May 13, 2009, the Company completed the offering of 56.3 million common shares, through a bought deal subscription receipt offering by way of a private placement to exempt purchasers at a price of $8.00 per common share.

The Company raised gross proceeds from the offering of $450 million. The proceeds were raised to provide a portion of the funding for the acquisition of ABB. Shares were held in escrow until the closing of the acquisition of ABB. Underwriters' fees and other costs associated with the offering were approximately $18 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

ii. **Fiscal 2008**

On May 9, 2008, the Company issued 28.6 million common shares, on a bought deal basis at a price of $14.00 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an Over-Allotment Option to purchase an additional 4.3 million common shares at a price of $14.00 per common share for additional gross proceeds of $60.1 million. The underwriters' Over-Allotment Option closed on May 14, 2008.

The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

17. EARNINGS PER SHARE

For the year ended October 31	2009	2008
Net earnings	$ 113,127	$ 288,282
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding[1]	251,426	219,826
Basic earnings per share	$ 0.45	$ 1.31
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding[1]	251,437	219,830
Diluted earnings per share	$ 0.45	$ 1.31

[1] Number of shares in thousands

18. STOCK-BASED COMPENSATION PLANS

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance Share Unit Plan ("PSU") for designated participants. In addition the Company's Management Stock Option Plan was reactivated in fiscal 2008 and an Employee Share Purchase Plan ("ESP") began on July 1, 2008.

a) Deferred Share Units

Under the Company's DSU Plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Designated participants have the option to convert RSU and PSU units into DSUs 60 days prior to vesting. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the holder's option upon leaving the Board or ceasing employment. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the TSX for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held. During fiscal 2009, 7,450 RSUs/PSUs were converted to DSUs by participants (2008 – 22,000). The total DSUs granted were 190,494 during the year ended October 31, 2009 (2008 – 80,560). The Company recorded compensation costs related to outstanding DSUs of

$3.0 million for the year ended October 31, 2009 (2008 – recovery of $0.5 million).

b) **Restricted Share Units**

Under the Company's RSU Plan, each designated participant receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2009, 176,800 RSUs were granted (2008 – 126,952). The Company recorded compensation costs related to outstanding RSUs of $1.2 million for the year ended October 31, 2009 (2008 – $0.2 million).

c) **Performance Share Units**

Under the Company's PSU Plan, the Company provides each designated participant an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated participant with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Based on performance, each PSU represents one notional common share that entitles the participant to a payment of common shares of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participant remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2009, 483,577 PSUs were granted to the designated participants (2008 – 380,863). The Company recorded compensation costs related to outstanding PSUs of $4.3 million for the year ended October 31, 2009 (2008 – $0.2 million).

d) **Management Stock Option Plan**

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. The maximum number of common shares that may be issued under options issued pursuant to the Stock Option Plan is approximately 10.2 million (2008 – 10.2 million) common shares. Once the 1.7 million (2008 – 0.7 million) common shares that can potentially be issued under currently granted and contingently granted options are deducted, approximately 8.5 million (2008 – 9.5 million) common shares have been reserved for subsequent option grants.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.6%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 4.9 years. The Company's stock-based compensation expense for the year ended October 31, 2009 was $2.2 million (2008 – $0.9 million).

	Number of Options[1]	Weighted Average Grant-Date Fair Value	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding October 31, 2007	80,327		$ 77.50	80,327	$ 77.50
Options granted	634,412	$ 4.92	$ 12.12		
Forfeited	(3,770)		$ 59.83		
Expired	(1,860)		$ 304.00		
Exercised	(2,863)		$ 7.06		
Outstanding October 31, 2008	706,246		$ 18.55	71,834	$ 74.99
Options granted	957,594	$ 3.09	$ 9.02		
Forfeited	(2,370)		$ 51.25		
Expired	(3,630)		$ 168.00		
Exercised	(650)		$ 5.90		
Outstanding October 31, 2009	1,657,190		$ 12.67	384,391	$ 19.59

[1] Number of options are not shown in thousands

The following table summarizes the options outstanding and exercisable as at October 31, 2009:

Range of Exercise Price	Number of Options Outstanding[1]	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
<$6.00	6,338	4.00	$5.90	6,338	$5.90
$6.01-$10.00	957,594	6.00	9.02	319,207	9.02
$10.01-$70.00	675,258	5.75	14.62	40,846	53.41
$70.01+	18,000	1.00	135.14	18,000	135.14
	1,657,190	5.84	$12.66	384,391	$19.59

[1] Number of options are not shown in thousands

e) **Employee Share Purchase Plan**

The Employee Share Purchase Plan became effective July 1, 2008. Under the plan, employees have the option to purchase shares of the Company. The Company matches 50% of the plan participants' contribution and is responsible for all costs associated with the purchase of the shares. The funds are used to purchase common shares on the open market. The compensation costs of $3.2 million for the year ended October 31, 2009 are included in operating, general and administrative expenses (2008 – $1.5 million).

19. SEGMENTED INFORMATION

A description of the types of products and services from which the segments derive their revenue is included in the Nature of Business (Note 1). The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

For the year ended October 31	2009	2008
Sales and other operating revenues		
Grain Handling and Marketing	$4,180,657	$ 4,299,496
Agri-products	1,630,990	1,686,278
Food Processing	280,826	198,312
Feed Products	660,296	625,947
Financial Products	21,948	13,548
	$6,774,717	$ 6,823,581
Less: Inter-segment sales	139,145	46,015
	$6,635,572	$ 6,777,566
Inter-segment sales		
Grain Handling and Marketing	$ 131,175	$ 45,015
Agri-products	–	537
Food Processing	6,477	463
Financial Products	1,493	–
	$ 139,145	$ 46,015

For the year ended October 31	2009	2008
Gross profit and net revenues from services		
Grain Handling and Marketing	$ 437,741	$ 473,657
Agri-products	278,632	437,613
Food Processing	37,459	35,948
Feed Products	80,563	66,065
Financial Products	15,568	13,548
	$ 849,963	$ 1,026,831
Operating, general and administrative expenses		
Grain Handling and Marketing	$ (189,819)	$ (174,360)
Agri-products	(156,015)	(160,750)
Food Processing	(13,668)	(6,919)
Feed Products	(67,805)	(72,151)
Financial Products	(5,930)	(4,702)
Corporate	(93,028)	(75,345)
	$ (526,265)	$ (494,227)
EBITDA[1]		
Grain Handling and Marketing	$ 247,922	$ 299,297
Agri-products	122,617	276,863
Food Processing	23,791	29,029
Feed Products	12,758	(6,086)
Financial Products	9,638	8,846
Corporate	(93,028)	(75,345)
	$ 323,698	$ 532,604

[1] EBITDA – earnings before interest, taxes, depreciation and amortization, (loss) gain on disposal of assets, integration expenses, recovery of pension settlement and net foreign exchange gain on acquisition.

Amortization		
Grain Handling and Marketing	$ (46,084)	$ (41,531)
Agri-products	(42,189)	(48,217)
Food Processing	(7,389)	(5,842)
Feed Products	(11,950)	(10,239)
Financial Products	(245)	(420)
Corporate	(1,284)	(583)
	$ (109,141)	$ (106,832)

For the year ended October 31	2009	2008
EBIT[2]		
Grain Handling and Marketing	$ 201,838	$ 257,766
Agri-products	80,428	228,646
Food Processing	16,402	23,187
Feed Products	808	(16,325)
Financial Products	9,393	8,426
Corporate	(94,312)	(75,928)
	$ 214,557	$ 425,772

[2] EBIT – earnings before interest, taxes, (loss) gain on disposal of assets, integration expenses, recovery of pension settlement and net foreign exchange gain on acquisition.

Capital expenditures		
Grain Handling and Marketing	$ 45,007	$ 22,153
Agri-products	21,112	21,705
Food Processing	2,968	5,408
Feed Products	4,876	4,155
Financial Products	–	35
Corporate	1,320	2,127
	$ 75,283	$ 55,583

As at October 31	2009	2008
Assets		
Grain Handling and Marketing	$2,904,566	$ 1,583,048
Agri-products	1,099,856	1,118,768
Food Processing	546,837	126,233
Feed Products	261,658	251,699
Financial Products	85,132	76,224
Corporate	1,524,699	823,409
	$6,422,748	$ 3,979,381

Goodwill		
Grain Handling and Marketing	$ 35,045	$ 35,821
Agri-products	204,603	187,036
Food Processing	7,742	–
Feed Products	10,580	10,909
Financial Products	66,355	66,355
Viterra Australia[3]	375,649	–
	$ 699,974	$ 300,121

[3] As the acquisition of ABB was recently completed, the preliminary purchase price allocation will be finalized in a subsequent period including the identification and valuation of intangible assets and the allocation of goodwill to segments (Note 6)

Intangible Assets[3]		
Grain Handling and Marketing	$ 10,783	$ 254
Agri-products	16,492	17,363
Food Processing	80	–
Feed Products	3,139	2,573
Financial Products	–	245
Corporate	12,272	1,698
	$ 42,766	$ 22,133

Geographic segment reporting:

	Revenues		Assets	
	2009	2008	2009	2008
Canada	$ 3,078,165	$ 3,942,150	$ 3,735,939	$ 3,695,279
Australia	312,903	221,713	2,250,322	–
United States	1,349,397	1,409,193	251,150	279,297
Asia	1,476,588	596,046	104,284	4,805
New Zealand	33,865	–	76,541	–
Other	384,654	608,464	4,512	–
Total	$ 6,635,572	$ 6,777,566	$ 6,422,748	$ 3,979,381

20. EMPLOYEE FUTURE BENEFITS

a) Defined Benefit Plans and Future Benefits

The Company has the following defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan ("Hourly"), Out of Scope Defined Benefit Pension Plan ("OSDB"), Supplementary Executive Retirement Plan ("SERP"), Grain Services Union Plan ("GSU"), Thunder Bay Hourly Pension Plan ("TB Hourly"), Manitoba Pool Elevators Plan ("MPE"), and Combined Agricore United Pension Plan ("Combined"). The Company is on a contribution holiday for the Hourly, OSDB and MPE plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. All of the plans are closed benefit plans, except for Hourly. For one of the defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement. The Company also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Defined benefit plans with accrued benefit obligations in excess of plan assets have an aggregate accrued benefit obligation of $347.5 million (2008 – $229.3 million) and an aggregate fair value of plan assets of $323.4 million (2008 – $211.2 million).

Total consolidated Company cash payments for employee future benefits for the year ended October 31, 2009 were $16.1 million (2008 – $4.2 million),

consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2009 in the table below is based on actuarial valuation results as of October 31, 2005, October 31, 2007, December 31, 2008 and October 31, 2009, with extrapolations as required to October 31, 2009. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on September 30, 2009 with extrapolations as required to October 31, 2009. Comparative figures are valued at market value at October 31, 2008. The effective dates of the next required actuarial valuations include December 31, 2009, October 31, 2010 and December 31, 2011.

	Pension Benefit Plans		Other Future Benefits	
As at October 31	**2009**	2008	**2009**	2008
Plan Assets				
Fair value, beginning of period	**$ 529,004**	$ 448,493	**$ –**	$ –
Fair value of assets added July 1, 2008	**–**	233,100	**–**	–
Fair value of secondary account at July 1, 2008	**–**	16,644	**–**	–
Actual return on plan assets	**66,406**	(139,085)	**–**	–
Employer contributions	**15,145**	3,488	**959**	742
Employees' contributions	**292**	302	**–**	–
Benefits paid	**(50,054)**	(33,938)	**(959)**	(742)
Settlement	**(799)**	–	**–**	–
Fair value, end of period	**559,994**	529,004	**–**	–
Accrued Benefit Obligation				
Balance, beginning of period	**477,491**	315,083	**10,931**	12,220
Obligations added July 1, 2008	**–**	240,220	**–**	–
Current service cost	**1,198**	1,820	**280**	362
Interest cost	**32,876**	22,248	**771**	699
Benefits paid	**(50,054)**	(33,938)	**(959)**	(742)
Actuarial loss (gain)	**70,289**	(67,942)	**1,072**	(1,608)
Settlement	**(735)**	–	**–**	–
Curtailment	**(692)**	–	**–**	–
Balance, end of period	**530,373**	477,491	**12,095**	10,931
Funded status – plan surplus (deficit)	**29,621**	51,513	**(12,095)**	(10,931)
Unamortized transitional asset	**(172)**	(247)	**–**	–
Unamortized net actuarial (gain) loss	**88,373**	52,429	**(1,788)**	(3,164)
Accrued benefit asset (liability)	**117,822**	103,695	**(13,883)**	(14,095)
Valuation allowance	**(31,299)**	(55,939)	**–**	–
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 86,523**	$ 47,756	**$ (13,883)**	$ (14,095)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Other Future Benefits	
As at October 31	**2009**	2008	**2009**	2008
Other long-term assets (Note 8)	**$ 89,938**	$ 51,564	**$ –**	$ –
Other long-term liabilities (Note 12)	**(3,415)**	(3,808)	**(13,883)**	(14,095)
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 86,523**	$ 47,756	**$ (13,883)**	$ (14,095)

The percentage of plan assets by major category is:

As at October 31	Pension Benefit Plans 2009	2008
Canadian Equities	**28%**	25%
Global Equities	**30%**	26%
Bonds	**35%**	41%
Other	**7%**	8%
	100%	100%

The significant weighted average actuarial assumptions are as follows:

As at October 31	Pension Benefit Plans 2009	2008	Other Future Benefits 2009	2008
Discount rate (Accrued Benefit Obligation)	**6.20%**	7.25%	**6.00%**	7.25%
Discount rate (expense)	**7.25%**	5.70%	**7.25%**	5.70%
Expected long-term rate of return on plan assets	**5.90%**	6.50%	–	–
Rate of compensation increase	**3.70%**	3.60%	**3.80%**	3.50%
Average remaining service period – years	**4-24**	4-25	**3-13**	3-13
Assumed health care cost trend rates*	–	–	**5-10%**	6-11%

*The health care cost trend rate varies depending on the employee group being valued and will decline by 1.0% per year to an ultimate increase rate of 3.0%

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2009:

	Increase	Decrease
Interest cost	$ 23	$ (21)
Accrued benefit obligation	$ 290	$ (259)

Net benefit expense (income) is comprised of:

	Pension Benefit Plans 2009	2008	Other Future Benefits 2009	2008
Costs arising in the period:				
Current service cost, net of employees' contributions	**$ 906**	$ 1,518	**$ 280**	$ 362
Interest cost	**32,876**	22,248	**771**	699
Actual return on plan assets	**(66,406)**	139,085	–	–
Actuarial loss (gain)	**70,289**	(67,969)	**1,072**	(1,608)
Settlement loss (gain)	**44**	–	–	–
Valuation allowance provided against accrued benefit asset	**(24,576)**	(6,587)	–	–
Costs arising in the period	**13,133**	88,295	**2,123**	(547)
Difference between expected and actual return on plan assets for the year	**33,387**	(172,705)	–	–
Difference between actuarial (gain) loss recognized and actuarial (gain) loss on accrued benefit obligation for period	**(70,003)**	63,729	**(1,376)**	1,390
Amortization of the transitional obligation	**(139)**	(80)	–	–
Net benefit expense (income)	**$ (23,622)**	$ (20,761)	**$ 747**	$ 843

On July 1, 2008, the Company and the Grain Services Union finalized the settlement of the dispute surrounding the GSU Pension Plan. The financial statement impact of the settlement in the prior year was a recovery of $3.4 million consisting of the reversal of a previous $20 million provision accrued regarding the potential liability to dissolve the dispute partly offset by a $16.6 million expense related to an initial obligation for payment into the plan as a cost of resolving the dispute.

b) **Defined Contribution Plans**

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including multi-employer plans. The Company's total consolidated defined contribution plan expense for the year ended October 31, 2009, is $12.0 million (2008 – $8.8 million).

21. FINANCING EXPENSES

For the year ended October 31	2009	2008
Interest expense on:		
Long-term debt	$ 55,007	$ 34,637
Short-term debt	11,003	24,988
Interest income	(7,948)	(18,755)
CWB carrying charge recovery	(2,932)	(7,555)
	55,130	33,315
Interest accretion	2,413	1,414
Amortization of deferred financing costs	3,620	3,056
	$ 61,163	$ 37,785

22. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) **Commitments**

The Company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to rail cars, motor vehicles, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at October 31, 2009 are as follows:

2010	$ 20,339
2011	14,814
2012	9,671
2013	6,373
2014	4,486
Thereafter	29,811
	$ 85,494

The Company, including its subsidiaries and its proportionate share of joint ventures, has finance leases relating primarily to rail cars, motor vehicles, buildings and equipment. Future minimum lease terms in excess of one year at October 31, 2009 are as follows:

2010	$ 249
2011	699
	$ 948

The Agri-products segment has contractual obligations relating primarily to various seed growers for the production of seed and forage crops. Future minimum contractual obligation payments having initial or remaining contractual terms in excess of one year at October 31, 2009 are as follows:

2010	$ 23,603
2011	614
2012	460
2013	316
	$ 24,993

b) **Letters of Credit**

At October 31, 2009, the Company had outstanding letters of credit and similar instruments of $5.1 million related to operating an agri-business (October 31, 2008 – $68.2 million). The terms range in duration and expire at various dates from November 30, 2009 to March 1, 2010. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

c) **Indemnification of Accounts Receivable – Viterra Financial™**

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2009, outstanding credit was $528.1 million (2008 – $487.7 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

The Company also has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to feed product customers to purchase feeder cattle, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2009, outstanding credit was $35.8 million (2008 – $31.9 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

d) **Guarantees**

The Company's subsidiary, Viterra Australia, has entered into a Deed of Cross Guarantee with certain controlled entities. The effect of this Deed is that Viterra Australia and each of these controlled entities has guaranteed to pay any deficiency of any of the companies' party to the

Deed in the event of any of those companies being wound up. Viterra Australia has also issued letters of financial support to its associate National Growers Registers Pty Ltd. and its jointly controlled entity Australian Bulk Alliance Pty Ltd. The consolidated net assets of the entities party to the Deed of Cross Guarantee is $913.0 million at October 31, 2009.

Viterra Australia is also contingently liable under a guarantee in respect of a joint venture entity's bank loan. As at October 31, 2009, the maximum amount of the guarantee is $13.0 million AUD. As at October 31, 2009, the principal outstanding and included in the Company's consolidated borrowings was $13.3 million (2008 – nil). Viterra Australia is a self-insurer in South Australia for workers' compensation liability and is subject to a bank guarantee for $1.6 million AUD (2008 – nil).

The Company is contingently liable under two guarantees given to third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at October 31, 2009, the maximum amounts of the guarantees are $30.0 million and Japanese Yen ("JPY") 2.0 billion or approximately $53.8 million in aggregate. As at October 31, 2009 the principal outstanding and included in the Company's consolidated borrowings was nil (2008 – nil).

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2009 the current outstanding balance of these guarantees is $2.5 million. These guarantees diminish as the underlying loans are repaid and expire in 2014.

e) **Director and Officer Indemnification**

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

f) **Other Indemnification Provisions**

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

g) **Other Contingencies**

As at October 31, 2009, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

23. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. The table also identifies the financial instrument category.

As at October 31	2009			2008	
	Carrying Value	Fair Value	Financial Instruments Category	Carrying Value	Fair Value
Cash	$ 165,200	$ 165,200	HFT	$ 183,536	$ 183,536
Short-term investments	868,469	868,469	HFT-D	486,129	486,129
Accounts receivable:					
Loans and receivables	836,448	836,448	L&R	716,447	716,447
Commodity contracts and exchange-traded derivatives	167,756	167,756	HFT	70,057	70,057
Interest rate swaps	470	470	HFT		
	1,004,674	1,004,674		786,504	786,504
Investments:					
Available for sale at fair value	25	25	AFS	62	62
Available for sale at cost	9,618		AFS	7,359	
Non-financial instrument	63		N/A	224	
	9,706			7,645	
Other long-term assets:					
Long-term receivable	18,113	18,113	L&R	2,075	2,075
Non-financial instrument	99,912		N/A	67,163	
	118,025			69,238	
Bank indebtedness	594	594	OFL	655	655
Short-term borrowings	291,128	291,128	OFL	17,769	17,769
Accounts payable and accrued liabilities:					
Other liabilities	987,741	987,741	OFL	837,654	837,654
Interest rate swaps	7,089	7,089	HFT	2,068	2,068
Commodity contracts and exchange-traded derivatives	100,536	100,536	HFT	79,763	79,763
	1,095,366	1,095,366		919,485	919,485
Long-term debt, including current portion	1,283,586	1,353,793	OFL	610,088	615,341
Other long-term liabilities:					
Interest rate swaps	13,013	13,013	HFT	10,121	10,121
Classified as other liabilities	16,864	16,864	OFL	9,638	9,638
Non-financial instrument	42,594		N/A	44,424	
	72,471			64,183	

Financial instruments category/guide:

HFT	Held for trading
HFT-D	Held for trading – designated
L&R	Loans and receivables
AFS	Available for sale
OFL	Other financial liabilities
N/A	Not applicable

The following table presents the fair value and the levels per the fair value hierarchy where fair value is recognized in the balance sheet.

As at October 31	2009	
	Level One	Level Two
Cash	$ 165,200	$ –
Short-term investments	868,469	–
Accounts receivable:		
Exchange-traded derivatives	58,331	–
Commodity forward contracts	–	90,159
Foreign exchange forward contracts (OTC)	–	19,266
Interest rate swaps	–	470
Investments:		
Available for sale at fair value	25	–
Accounts payable and accrued liabilities:		
Interest rate swap	–	7,089
Exchange-traded derivatives	35,993	–
Commodity forward contracts	–	61,708
Foreign exchange forward contracts (OTC)	–	2,835
Other long-term liabilities:		
Interest rate swaps	–	13,013

b) **Financial Risks and Risk Management**

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring and compliance reporting to senior management and the Board.

i. **Commodity Price Risk**

The Company's diverse range of services are spread across the agri-business supply chain. As a result, the Company is exposed to agricultural and other related commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgeable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. The Company manages the risk associated with inventory and open contracts on a combined basis.

The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's October 31, 2009 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $1.7 million change to the Company's after tax earnings on commodity positions (2008 – $0.4 million). In relation to the natural gas contracts outstanding at October 31, 2009, a $1 gigajoule change in market prices would result in a $0.6 million change to the Company's after tax earnings (2008 – $1.0 million).

ii. **Foreign Exchange Risk**

The Company undertakes certain transactions denominated in foreign currencies and, as a result, foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in foreign currencies and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts, futures contracts, and options to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities as well as anticipated transactions.

The following table illustrates derivative financial instruments used to limit exposure with respect to the Canadian dollar:

Canadian Derivative Financial Instruments

	2009 Currency Sold	2009 Currency Purchased	2008 Currency Sold	2008 Currency Purchased
Notional U.S. dollars	$ 668,490	$ (25,230)	$ 791,551	$ (144,630)
Notional euros	€ 8,467	€ –	€ 23,959	€ (750)
Canadian equivalent	$ 754,238	$ (27,148)	$ 882,526	$ (158,048)
Fair value (CAD)	$ 736,239	$ (27,298)	$ 988,621	$ (175,175)
Unrealized gain (CAD)	$ 14	$ –	$ 106,684	$ –
Unrealized loss (CAD)	$ (18,013)	$ (150)	$ (589)	$ (17,127)

The following table illustrates derivative financial instruments used by Viterra Australia to limit exposure with respect to the Australian dollar:

Australian Derivative Financial Instruments

	2009 Currency Sold	2009 Currency Purchased	2008 Currency Sold	2008 Currency Purchased
Notional U.S. dollars	$ 411,881	$ (232,655)	–	–
Notional euros	€ 70,161	€ (49,609)	–	–
Notional NZD	$ 70,154	$ (30,144)	–	–
Notional CAD	$ 25,001	$ (12,383)	–	–
Notional JPY	¥ 3,293,053	¥ (1,493,613)	–	–
Notional SGD	$ 17,801	$ (3,156)	–	–
Notional CHF	CHF 152	CHF (1,216)	–	–
Australian Equivalent	$ 353,518	$ (710,180)	–	–
Fair value (CAD)	$ 279,012	$ (665,208)	–	–
Unrealized gain (CAD)	$ 68,447	$ 2,728	–	–
Unrealized loss (CAD)	$ (4,332)	$ (28,748)	–	–

During fiscal 2009, the Company implemented hedge accounting to match the cash flow of some of its processed products sold in U.S. funds with its U.S. dollar currency hedging instruments. Maturity dates for the foreign exchange forward contracts on anticipated transactions extend to November 2012. With the purchase of ABB, the Food Processing segment also has foreign exchange forward contracts in place to hedge exchange rate risk arising on the sale of malt. Foreign exchange forward contracts are in place for periods of up to 18 months. As at October 31, 2009, the portion of the forward contracts considered to be ineffective is insignificant. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of sales and other operating revenues during the next 12 months is an after tax gain of $1.9 million. Previously, the Food Processing segment in North America had discontinued hedge accounting and had thereby increased the potential for volatility in income on these hedged contracts.

Except as noted above, the foreign currency forward contracts, futures contracts, and options used by the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

During the year, the Company entered into a series of derivative contracts in connection with its offer to acquire ABB. The Company had entered into option arrangements in order to limit exposure to a change in the AUD on $1.1 billion AUD. These derivatives were used to mitigate the risk of economic loss arising from changes in the value of the Australian dollar compared to the Canadian dollar between the announcement of the acquisition and the expected closing date. The arrangements were ineligible for hedge accounting and have resulted in a net realized gain of $24.1 million as at October 31, 2009 that is reported as Net foreign exchange gain on acquisition.

The following table details the Company's sensitivity as at the balance sheet date, had currencies moved as illustrated, with all other variables held constant.

	2009		2008	
	Impact On Earnings, After Tax	Impact On Equity, After Tax	Impact On Earnings, After Tax	Impact On Equity, After Tax
10% increase				
CDN/AUD	$ –	$ (144,000)	$ –	$ –
CDN/U.S. dollars	(711)	2,042	(345)	–
AUD/U.S. dollars	(2,861)	(3,396)	–	–
AUD/Euro	(394)	336	–	–
AUD/Japanese Yen	(85)	(1,276)	–	–
AUD/New Zealand dollars	932	3,410	–	–
AUD/Singapore dollars	(10)	–	–	–
10% decrease				
CDN/AUD	–	144,000	–	–
CDN/U.S. dollars	711	(2,042)	345	–
AUD/U.S. dollars	3,504	4,152	–	–
AUD/Euro	480	(433)	–	–
AUD/Japanese Yen	104	1,560	–	–
AUD/New Zealand dollars	(289)	(4,168)	–	–
AUD/Singapore dollars	13	–	–	–

The Company's exposure to foreign exchange risk has changed in the current year. The Company is now exposed to the currencies utilized in the operations of, as well as its net investment in, Viterra Australia, most significantly the Australian dollar. In the prior year, exposure to currencies other than the U.S. dollar was evaluated as immaterial based on the analysis performed. Due to the Company's risk management strategy, the Company's sensitivity in net earnings to changes in the U.S. dollar was also evaluated as immaterial. The sensitivity at the balance sheet date is not representative of the sensitivity throughout the year as the year-end exposure does not reflect the exposure during the year. The sensitivities should therefore be used with care.

Foreign exchange gains of $8.5 million are included in sales and other operating revenues for the year ended October 31, 2009 (2008 – $12.7 million gain) and foreign exchange losses of $4.5 million are included in cost of sales for the year ended October 31, 2009 (2008 – $12.4 million loss).

iii. **Interest Rate Risk**

The Company's exposure to interest rate risk relates primarily to the Company's debt obligations. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge variable rate long-term debt. As at October 31, 2009, the portion of interest rate swaps considered to be ineffective is nil. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of financing expenses during the next 12 months is an after tax expense of $3.2 million.

The following table approximates the hedged fixed rate of interest on the credit facilities based on the Company's current credit ratings and interest rate swaps. The table also details the Company's sensitivity as at the balance sheet date, had the illustrated changes occurred on the interest rate swaps and short-term borrowings, with all other variables held constant.

	Short-Term Borrowings 2009	Short-Term Borrowings 2008	Canadian dollar Borrowings 2009	Canadian dollar Borrowings 2008	U.S. dollar Borrowings 2009	U.S. dollar Borrowings 2008	Australian dollar Borrowings 2009	Australian dollar Borrowings 2008
Hedged fixed rate of interest on the credit facility	n/a	n/a	7.4%	5.9%	8.1%	6.1%	7.8%	–
Impact of 25 basis point change on after tax other comprehensive income	–	–	$1,756	$1,502	$391	$602	$298	–
Impact of 25 basis point change on after tax net earnings	$510	$30	–	–	–	–	–	–

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings. The Company's short-term borrowings fluctuate with seasonal working capital requirements.

Cash and cash equivalents at October 31, 2009 had a weighted average interest rate of 0.4% (2008 – 2.3%).

iv. **Credit Risk**

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables, except as noted below for receivables from the CWB, limits its exposure to credit risk. Credit risk exposure for the Agri-products and Feed Products segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial™.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

All bad debt write-offs are charged to operating, general and administrative expenses. The changes in the allowance for losses against accounts receivable are as follows:

	2009	2008
Balances at the beginning of the year	$ 11,942	$ 9,582
Provision for losses	(40)	5,443
Write-offs, net of recoveries	(3,821)	(3,083)
Balance at end of the year	$ 8,081	$ 11,942

The distribution of trade accounts receivable by credit quality as at October 31 is shown in the following table:

	2009	2008
Not past due	$ 515,215	$ 488,144
Past due:		
Past due < 60 days	62,065	19,957
Past due > 61 days and < 90 days	4,384	2,844
Past due > 91 days	15,710	14,427
Allowances for losses	(8,081)	(11,942)
	$ 589,293	$ 513,430

Included in trade accounts receivable is $223.0 million due from the CWB which represents a significant concentration of credit risk (2008 – $280.0 million).

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable. Short-term investments are held with two Schedule I and one Schedule II Canadian commercial banks and have maturities of less than three months.

v. **Liquidity Risk**

The Company's liquidity risk refers to its ability to settle or meet its obligations as they fall due and is managed as part of the risk strategy. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

The following table approximates the Company's remaining contractual maturity for its financial liabilities and matching financial assets as at the balance sheet date. The table details the undiscounted cash flows of financial instruments based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	Contractual	For the year ending October 31			
	Cash Flows	2010	2011	2012	Thereafter
Accounts Receivable:					
Commodity contracts	$ 96,169	$ 93,746	$ 2,423	$ –	$ –
Exchange-traded derivatives	1,169,452	1,024,129	119,259	24,485	1,579
Interest rate swaps	26,918	2,899	7,741	11,621	4,657
Bank indebtedness	(594)	(594)	–	–	–
Accounts payable and accrued liabilities:					
Other liabilities	(987,741)	(987,741)	–	–	–
Interest rate swaps	(7,089)	(3,417)	(3,146)	(526)	–
Commodity contracts	(70,251)	(67,484)	(2,767)	–	–
Exchange-traded derivatives	(1,126,972)	(995,902)	(105,006)	(24,485)	(1,579)
Long-term debt, including current portion	(1,677,024)	(395,650)	(91,974)	(96,426)	(1,092,974)
Other long-term liabilities:					
Interest rate swaps	(42,467)	(13,236)	(12,675)	(12,115)	(4,441)
Classified as other liabilities	(16,864)	–	(3,675)	(1,820)	(11,369)
Total	$ (2,636,463)	$ (1,343,250)	$ (89,820)	$ (99,266)	$ (1,104,127)

c) **Collateral**

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings (Notes 10 and 11).

24. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at October 31	2009	2008
Bank indebtedness	$ 594	$ 655
Short-term borrowings	291,128	17,769
Total short-term debt	$ 291,722	$ 18,424
Long-term debt due within one year	$ 18,151	$ 14,703
Long-term debt	1,265,435	595,385
Total long-term debt	$ 1,283,586	$ 610,088
Total interest bearing debt	$ 1,575,308	$ 628,512
Shareholders' equity	$ 3,508,919	$ 2,200,725
Total capital	$ 5,084,227	$ 2,829,237
Debt to total capital:		
As at the balance sheet date	31:69	22:78
Four quarter average	29:71	30:70

The Company has a covenant to maintain a debt to capitalization rate as prescribed by the financial institutions for a portion of the long-term financing. During the year, the Company is in compliance with external covenants relating to the management of capital.

25. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements continues to be assessed.

26. COMPARATIVE AMOUNTS

Certain of the prior year comparative figures have been reclassified to conform to the current year's presentation.

RECEIVED
2010 JAN 26 P 12:22

VITERRA Inc.

ANNUAL INFORMATION FORM
January 21, 2010

VITERRA – ANNUAL INFORMATION FORM
TABLE OF CONTENTS

1. DEFINITIONS 3

2. INCORPORATION 5

3. GENERAL DEVELOPMENT OF THE BUSINESS 6

4. DESCRIPTION OF THE BUSINESS 10
- 4.1 Grain Handling and Marketing 10
- 4.2 Agri-products 22
- 4.3 Food Processing 24
- 4.4 Feed Products 27
- 4.5 Financial Products 30
- 4.6 Human Resources 31
- 4.7 Environmental Matters 34

5. GLOBAL TRENDS AND DEVELOPMENTS 35

6. RISK FACTORS 37

7. MANAGEMENT'S DISCUSSION AND ANALYSIS 44

8. DIVIDEND POLICY 44

9. SHARE CAPITAL 45

10. MARKET FOR SECURITIES 45

11. RATINGS 46

12. DIRECTORS 47

13. OFFICERS 48

14. AUDIT COMMITTEE INFORMATION 49

15. TRANSFER AGENT AND REGISTRAR 51

16. AUDITORS 51

17. ADDITIONAL INFORMATION 51

APPENDIX A – INTERCORPORATE RELATIONSHIPS 52

APPENDIX B – AUDIT COMMITTEE CHARTER 53

1. DEFINITIONS

"ABB"	means ABB Grain Ltd. which was acquired by the Company on September 23, 2009.
"agri-business"	means businesses engaged in the purchasing, storage, handling, processing and marketing of agricultural products and supplies and the provision of related services.
"agri-food processing"	means a combination of processing farm commodities and marketing the value-added products derived therefrom; for example, rolled oats are processed from raw oats and malt for the brewing industry is made from malt barley.
"AU"	means United Grain Growers Limited (a wholly owned subsidiary of the Company operating as Agricore United from June 15, 2007 until it was amalgamated with the Company on November 1, 2007).
"AUD"	means Australian dollars, the lawful currency of Australia.
"Board grains"	means wheat and barley sold by or on behalf of the CWB into the export market or domestically for human consumption.
"CGC"	means the Canadian Grain Commission.
"CWB"	means the Canadian Wheat Board.
"open market grains"	means all grains other than Board grains and includes open market grains, non-CWB wheat and barley and special crops.
"primary elevator"	means a grain elevator licensed by the CGC to purchase and receive grain directly from producers.
"port terminal"	means a grain elevator located at a coastal port (or Great Lakes port in Canada) licensed to receive, clean, dry and process grain and to co-ordinate shipments of grain abroad or for domestic use.
"Viterra" or "Company"	means Viterra Inc. and its predecessors, including Saskatchewan Wheat Pool Inc. and Saskatchewan Wheat Pool.
"Westco"	means Western Co-operative Fertilizers Limited, which continued under the *Canada Business Corporations Act* on October 28, 2008 as Westco Fertilizers Ltd., and which was then amalgamated with the Company on November 1, 2008.

Forward-Looking Information

Certain statements in this Annual Information Form and the information incorporated herein are forward-looking and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements included or incorporated by reference in this Annual Information Form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Company and other such matters, are forward-looking statements. In addition, when used in this Annual Information Form, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. The risks include, but are not limited to, those factors discussed under "Risk Factors", and in the Company's 2009 Management's Discussion and Analysis under the heading "Risks and Risk Management" such as adverse weather conditions; political and economic risks; changes in regulation; commodity price and market risks; employee relations, collective bargaining and third party relationships; integration risk associated with the merger of Viterra and ABB and integration risk related to other acquisitions; foreign exchange risk; availability of credit and credit costs; availability and cost of water in Australia; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; commodity trading risks; and reliance on business information systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada and South Australia; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products, food processing and feed products competitive environments, including pricing pressures; Canadian and Australian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States ("U.S.") and the European Union ("EU"); current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, food processing, financial products and feed products businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Annual Information Form and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. In addition to other assumptions identified in this Annual Information Form, assumptions have been made regarding, among other things:

- western Canadian and southern Australian crop production and quality in 2009 and subsequent crop years;
- the volume and quality of grain held on-farm by producer customers in North America;
- movement and sales of Board grains by the CWB;
- the amount of grains and oilseeds purchased by other marketers in Australia;
- demand for and supply of open market grains;
- movement and sale of grain and grain meal in Australia and New Zealand, particularly in the Australian States of South Australia, Victoria and New South Wales;

- agricultural commodity prices;
- demand for oat, canola, and barley products and the market share of these products that will be achieved;
- general financial conditions for western Canadian and South Australian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product and feed-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat, canola and malt barley products and the market share of sales of these products that will be achieved by Viterra;
- ability to maintain existing customer contracts and relationships;
- the availability of feed ingredients for livestock;
- cyclicality of livestock prices;
- demand for wool and the market share of sales of wool production that will be achieved by Viterra's subsidiaries in Australia;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra, and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

2. INCORPORATION

Incorporation

Saskatchewan Wheat Pool Inc. was created as Saskatchewan Wheat Pool on March 25, 1924, pursuant to "An Act to Incorporate Saskatchewan Co-operative Wheat Producers Limited", a private act of the Saskatchewan legislature. The legislation was subsequently amended and consolidated several times.

Saskatchewan Wheat Pool approved a share capital reorganization at a special meeting of delegates held in July 1994. Under the reorganization, 25 par value shares were converted to one Class "A" Voting Share and the balance of such par value shares of the member were converted to Class "B" Non-Voting Shares.

On March 31, 2005, Saskatchewan Wheat Pool completed its recapitalization and became a federal corporation governed by the *Canada Business Corporations Act* ("CBCA") such that *The Saskatchewan Wheat Pool Act, 1995* no longer applied to the Saskatchewan Wheat Pool Inc. The Act was repealed by the Saskatchewan legislature on April 27, 2006.

On June 15, 2007, Saskatchewan Wheat Pool Inc. completed its acquisition of all of the shares of United Grain Growers Limited, operating as Agricore United.

On November 1, 2007, Saskatchewan Wheat Pool Inc., United Grain Growers Limited and Pacific Elevators Limited amalgamated and carried on business under the name of Viterra.

On March 13, 2008, Saskatchewan Wheat Pool Inc. formally changed its name to Viterra Inc.

On November 1, 2008, Viterra Inc. amalgamated with 6317979 Canada Inc., Can-Oat Milling Inc., AgPro Grain Management Services Ltd., 4496787 Canada Inc. and Westco Fertilizers Inc. (formerly Western Co-operative Fertilizers Limited) and carried on business under the name "Viterra Inc.".

The registered office of the Company is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Intercorporate Relationships

A listing of Viterra's subsidiaries and other affiliates is attached as Appendix A, and forms part of this Annual Information Form.

3. GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Viterra is a vertically integrated global agri-business headquartered in Canada. The Company was founded in 1924 and has extensive operations across Western Canada and Australia with facilities in the south central United States and New Zealand. Viterra has offices in Canada, Australia, New Zealand, Japan, Singapore, China, Switzerland, and a joint venture marketing office in India.

As a major participant in the value-added agri-food supply chain, the company operates in five interrelated businesses, including grain handling and marketing, agri-products, food processing, feed products and financial products. Geographically, Viterra's North American operations are diversified across Canada, (primarily in Western Canada) and throughout the south central United States. Viterra wholly owns livestock feed manufacturing operations, canola processing and oat milling facilities. Its North American operations also participate in malt processing through a 42% ownership interest in Prairie Malt Limited ("Prairie Malt") and in fertilizer manufacturing through its 34% ownership in Canadian Fertilizers Limited ("CFL"). Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers around the world in more than 50 countries.

On September 23, 2009, Viterra acquired all of the issued and outstanding common shares of ABB. Recently re-named Viterra, the Australian agri-business has a multi-faceted operation. Viterra's Australian and New Zealand operations are organized into the Company's existing segments, Grain Handling and Marketing, Agri-products, Food Processing, and Feed Products. The domestic grain business consists of country storage and handling assets, port terminal operations, as well as merchandising and logistics management. The food processing operations includes eight malt manufacturing plants across Australia. The feed operation is located in New Zealand and includes feed milling, storage and maize processing. The agri-products business is involved in fertilizer and agricultural chemicals sales, livestock and wool marketing, and wool brokering.

Acquisition of ABB

On September 23, 2009, Viterra announced the successful implementation of its acquisition of ABB Grain Ltd by the Scheme of Arrangement (the "Scheme"), pursuant to the implementation agreement between ABB and Viterra signed on May 19, 2009 (the "Implementation Agreement").

On September 23, 2009, Viterra and its wholly owned subsidiary Viterra Australia Pty Ltd ("Viterra Australia") provided consideration to or for the benefit of ABB shareholders consisting of an aggregate cash

amount of $751.7 million AUD ($703.4 million Canadian dollars) and an aggregate of 78,296,645 new shares of Viterra. In exchange, all ordinary shares of ABB were registered in the name of Viterra Australia.

The 56,250,000 subscription receipts (the "Receipts") of Viterra that were issued by private placement on May 13, 2009 at $8.00 per Receipt were exchanged into common shares of Viterra on September 23, 2009, on the basis of one common share per Receipt. Trading of the 56,250,000 Viterra common shares issued in exchange of the Receipts on the Toronto Stock Exchange commenced on September 23, 2009.

In satisfaction of obligations under the Implementation Agreement, on September 23, 2009, four new directors were appointed to Viterra's Board of Directors. In order to facilitate these appointments, one existing director resigned and sits as a Board observer.

Further details of this acquisition are incorporated herein by reference through Form 51-102F4 "Business Acquisition Report", filed December 7, 2009.

Other Corporate Developments

Other major events and conditions, including significant acquisitions and dispositions, that have influenced the Company's development over the past three years or are expected to have a significant influence on future operations include the following:

Fiscal 2010

- On December 7, 2009, the Company filed a Business Acquisition Report including financial statements for ABB for the period October 1, 2008 to September 23, 2009, which reflected the Australian business' financial performance prior to Viterra's acquisition. The report indicated that Viterra Australia was in breach of a loan covenant at October 31, 2009. ABB issued earnings guidance on three occasions during fiscal 2009 between the Merger Implementation Agreement signed May 19, 2009 and the transaction closing on September 23, 2009, none of which indicated any anticipated breach of its loan covenants. ABB's actual net earnings for fiscal 2009 were $50.6 million AUD lower than their last public guidance provided August 28, 2009 including $25.1 million AUD of pre-tax one-time adjustments to accounts that were not identified by ABB management prior to the closing of the acquisition. On December 29, 2009, Viterra Australia finalized a waiver of the covenant breach with the Australian bank syndicate.

Fiscal 2009

- On September 25, 2009, Viterra announced that it entered into an agreement to acquire the assets of Lakeside Fertilizer, a division of XL Foods and southern Alberta's largest independent retailer of fertilizer and agricultural chemicals. It includes six retail outlets in Bow Island, Brooks, Claresholm, Medicine Hat, Taber and Vauxhall, AB. The acquisition increased Viterra's total number of retail sites to 259 across Western Canada.

- On July 7, 2009, Viterra completed an offering of $300 million of 8.5% senior notes due July 7, 2014. The notes will rank at least pari passu with all of Viterra's existing and future indebtedness other than its revolving credit facility.

- On June 25, 2009, the Company purchased certain businesses of Associated Proteins Limited Partnership of Ste. Agathe, Manitoba, Canada for a total consideration of $76.1 million. The acquisition consists of a canola crush plant with a capacity of 1,000 metric tonnes per day that supplies North American end-use markets.

- On May 19, 2009, ABB and Viterra announced an agreement to combine operations and on September 23, 2009 the Company completed the acquisition of ABB. See "Acquisition of ABB" earlier in this section.

- On May 13, 2009, the Company successfully closed a $450 million subscription receipt offering. Under the public offering, 56,250,000 subscription receipts of Viterra were issued and sold for gross proceeds to Viterra of $450 million. Each subscription receipt entitled the holder to receive, for no additional consideration, one common share of Viterra upon the initial take-up by Viterra before November 30, 2009 of all of the outstanding common shares of ABB.

Fiscal 2008

- On September 16, 2008, Viterra announced that the majority of the employees belonging to the Regina Office bargaining unit voted to accept the Company's offer, ending an eleven-week work stoppage. On September 25, 2008, the Company announced that employees belonging to the Saskatchewan Operations and Maintenance bargaining units voted 87% in favour of accepting the Company's offer. On July 4, 2008, the Company was informed by the Grain Services Union ("GSU") that members of the Regina Office and Saskatchewan Operations and Maintenance bargaining units would begin strike action on July 7, 2008. The labour disruption had no material impact on business.

- On September 16, 2008, the Company announced plans to build a new high throughout grain terminal near Sexsmith, Alberta, approximately 18 kilometres north of Grande Prairie, to meet growing market demand in the Peace River area. The concrete and steel facility will be developed at an estimated capital cost of $24 million, featuring 30,000 tonnes of grain storage and 104-railcar loading capability.

- On September 15, 2008, Viterra announced that it had secured new corporate credit ratings from Moody's Investors Services, a New York-based credit rating agency. Both Viterra's corporate credit rating and the rating on the Company's $300 million of public notes were assigned a Ba1 rating, one notch below investment grade, with a stable outlook.

- On September 9, 2008, the Company announced that it had opened a new office in Singapore that will serve as the Company's Asian headquarters, manage trading activity in the region and pursue new value-added opportunities and relationships to extend Viterra's pipeline in Asia.

- On July 31, 2008, Viterra announced that Standard & Poor's Corp. ("S&P") rating services raised the Company's long-term corporate credit rating to BB+ from BB, with a positive outlook. In its report S&P cited Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU as driving factors in its decision. S&P also increased the ratings on Viterra's Senior Secured Bank Loan to "BBB" and its Senior Unsecured Notes to BB+.

- On July 24, 2008, Viterra announced that Dominion Bond Rating Service ("DBRS") had upgraded the rating of Viterra's Senior Unsecured Notes and Bank Credit Facility to BBB (low) from BB (high), with a stable trend. According to DBRS, Viterra exceeded its expectations and the improved rating is a result of the Company's success in achieving its merger targets to date and displaying enhanced earnings stability following its acquisition of AU last year. It also recognized the execution of Viterra's equity deal in May 2008, which raised net proceeds of $440 million, as a positive indication of the Company's intent to pursue its plans for strategic expansion.

- On May 15, 2008, Viterra announced it successfully completed a $400 million, five-year term credit facility. The loan facility was underwritten by TD Securities, acting as sole book runner and co-lead arranger, and GE Corporate Lending Canada and GE Capital Markets acting as co-lead arrangers. The

transaction was oversubscribed and included eleven banks in the syndicate. Upon closing, Viterra received $300 million in proceeds from the facility, and approximately $232 million of this amount was used to fully repay the remaining outstanding amounts on its Bridge Facility. The balance of the proceeds will be used for general corporate purposes, including the funding of potential future acquisitions. The remaining $100 million of the credit facility was drawn on December 17, 2008.

- On May 9, 2008, the Company issued 28.6 million Common Shares, on a bought deal basis at a price of $14 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an over-allotment option to purchase an additional 4.3 million Common Shares at a price of $14 per common share for additional gross proceeds of $60.1 million. The underwriters' over-allotment option closed on May 14, 2008. The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19 million.

- On April 28, 2008, the Company announced that Unifeed Hi-Pro Inc., a wholly owned subsidiary of Viterra doing business as Hi-Pro Feeds, signed a definitive purchase and sale agreement for certain assets of Gore Bros., Inc. and Gore's Trucking, Inc. of Clovis, New Mexico and Comanche, Texas, at a total cost of approximately US$24.2 million. After synergies, the Livestock Feed and Services segment EBITDA contribution was expected to increase by approximately 20%.

- On March 13, 2008, Viterra changed its name to Viterra Inc. The Company had been operating under the business banner "Viterra" since it launched its new brand on August 30, 2007.

- On March 4, 2008, Viterra announced that Unifeed Hi-Pro Inc., a wholly owned subsidiary doing business as Hi-Pro Feeds, had closed on its purchase of Sunrise Feed, LLC of Cheyenne and Elk City, Oklahoma. The acquisition included a feed mill with 100,000 tons per year capacity and a retail outlet in both Cheyenne and Elk City.

<u>Fiscal 2007</u>

- On November 10, 2007, the Company exercised its option to increase the Revolving Credit Facility to $800 million.

- On August 10, 2007, the Company entered into a $600 million secured Revolving Credit Facility. The facility expires on August 10, 2010 and may be extended at the option of the Company for an additional two years. Proceeds drawn on the facility will bear interest at a rate based on Bankers' Acceptances plus 0.9% to 1.5%, depending on the Company's fixed charge ratio.

- On August 1, 2007, the Company completed an offering for $200 million of 8.5% Senior Unsecured Notes ("Series 2007-1 Notes") maturing August 1, 2017. The net proceeds were used to repay a portion of the borrowings outstanding under the Bridge Facility.

- On July 30, 2007, the Company announced that it intended to change its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Company's fiscal 2007 reporting period was 15 months.

- On July 20, 2007, the Company announced that it had closed the JRI transaction first announced on May 9, 2007 and JRI took ownership of fifteen AU grain facilities and nine agri-products retail operations. In

consideration of these assets, JRI paid the Company $255 million in cash, plus amounts related to inventory and other closing adjustments.

- On June 30, 2007, the Company announced the closing of the Cargill transaction first announced on March 28, 2007. Cargill took ownership of nine country grain handling and marketing facilities that were formally owned by AU and 100% ownership of the Company's Vancouver port terminal. This sale also resulted in the termination of the joint venture agreement between Viterra and JRI with respect to the joint administration and operation of the adjacent terminals on the North Shore of Vancouver's Burrard Inlet. In consideration, the Company received Cargill's 50% ownership of Vancouver's Cascadia terminal, owned jointly with AU, and payment of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments.

- On June 21, 2007, the Company announced that a new management team had been appointed to lead the Company's integrated operations, following the acquisition of AU on June 15, 2007.

- On May 28, 2007, the Company secured a non-revolving Bridge Credit Facility ("Bridge Facility") of $750 million to fund $330 million for the acquisition of the AU shares and to repay $362 million of AU's long-term debt.

- On May 9, 2007, the Company announced that it had reached agreement with James Richardson International ("JRI") to sell certain AU grain facilities and agri-products retail operations and that, as a result of such agreement, JRI was withdrawing from the auction to buy AU. The Company also announced on this date that the AU Board of Directors was now supporting the Company's bid to acquire AU.

- On March 28, 2007, the Company announced an agreement for the sale of certain assets to Cargill Limited ("Cargill"), subject to the Company's successful completion of the acquisition of AU. The agreement was made to satisfy obligations under the Company's consent agreement with Canada's Competition Bureau.

- On March 20, 2007, Can-Oat announced the completion of the expansion to its facility located in Portage la Prairie, Manitoba. With the completed expansion, the facility processes an additional 50,000 metric tonnes of oats, bringing total milling capacity to over 380,000 metric tonnes per year.

- On November 7, 2006, the Company announced its intention to make a formal offer for AU's outstanding Limited Voting Common Shares, Series A Convertible Preferred Shares and its Unsecured Subordinated Convertible Debentures.

4. DESCRIPTION OF THE BUSINESS

4.1 Grain Handling and Marketing

The Grain Handling and Marketing segment accumulates, stores, transports and markets grains and oilseeds. This business includes grain storage facilities and processing plants strategically located in the prime agricultural growing regions of North America and Australia. This segment also includes wholly owned port export terminals located in Canada and Australia. Total sales and revenues for Grain Handling and Marketing for the year ending October 31, 2009 were $4,181 million. (2008 - $4,299 million).

Description of the Business – Western Canada

Viterra's Canadian grain handling and marketing business consists of country grain elevators and port terminals.

Country Grain Elevators - Viterra operates a network of country grain elevators consisting of 85 locations, including 66 high throughput elevators with 50- or 100- car spots. In addition to the 85 grain handling facilities, the Company owns/operates nine processing facilities. Grain storage capacity of the grain handling facilities by province is as follows:

	High Throughput Elevators		Conventional Elevators	
Province	Number	Storage Capacity (in metric tonnes)	Number	Storage Capacity (in metric tonnes)
Manitoba…………….	12	220,590	2	31,000
Saskatchewan……….	37	1,014,430	10	86,930
Alberta……………...	17	479,060	5	22,570
British Columbia…….	-	-	2	22,300
TOTAL……………...	*66	1,714,080	19	162,800

*CMI Terminal Ltd. & Gardiner Dam Terminal Ltd. (Joint Venture/Producer Terminals) – Included in high throughput total

Unlike a number of its competitors, the Company has a large, geographically dispersed and strategically located country grain elevator network. The Company believes that the size and scope of its network positions it to be a preferred supplier for end-use grain markets. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes by contracting with farmers early in the crop year, or even before planting.

Viterra has an agency agreement with the CWB entitling it to handle Board Grains, for which it receives tariffs set by the Company. In the case of open market grains, the farmer receives payment from Viterra based upon a contracted price for the grade, reduced by charges levied for freight, elevation, inspection and other fees and services.

The Company strives to handle grain on a "just-in-time" basis; however, there are times when grain may be stored in the elevator for some time before it is shipped to a domestic or international customer. At both the country elevator and the port terminal, cleaning and blending of the grain can occur. Handling, cleaning, blending and storage are key factors under the Company's control that affect margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains at lower primary standards with higher grades so as to allow the aggregated mix to meet the minimum higher grade standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country grain elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation differ from the weights and grades at the time of purchase, the Company may realize a gain or loss of revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminals - The Company's port terminal business links its country grain elevators with offshore customers, providing processing and logistics services to ensure timely delivery of grain to fulfil the CWB's, the Company's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Location	Licensed Storage Capacity	Ownership

	(in metric tonnes)	**Interest**
Vancouver, BC (Cascadia Terminal)......	282,830	100%
Vancouver, BC (Pacific Terminal).........	199,150	100%
Prince Rupert, BC.............................	209,510	*54.2%
Thunder Bay, ON (Terminal 7, A & B)...	362,650	100%
Thunder Bay, ON (Terminal C)............	231,030	100%
TOTAL..	1,285,170	

*Viterra is part of a consortium that owns and operates a terminal in the Port of Prince Rupert, BC. Viterra's interest, based upon combined historical proportionate share of unloads, is 54.2%.

Grain transported by rail from country grain elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored prior to being loaded onto ships. The CGC officially weighs, inspects and assesses cleaning charges on all grain that is unloaded at a terminal elevator. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce byproducts. Some byproducts (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of byproducts can vary substantially depending on the underlying values of grain commodities with which they compete. Clean, graded grain is stored until it is required to be loaded onto a vessel. During the shipping process, CGC officials weigh and inspect the shipment and, at completion, provide a Certificate for western Canadian Grain to the customer. The Company collects charges for elevation, cleaning, storage, drying and a variety of other services from the shipper of the grain (CWB for Board Grains, other exporters for open market grains) when the vessel has been loaded.

As is the case with country grain elevators, port terminals have the potential to blend and mix some grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by CGC regulations unless previously exempted by the CGC).

Grain Marketing - The Company's grain marketing business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers (purchase, control and receipt of grain) and end-use customers (sale, delivery and quality). The Company's North American and International marketing groups work with end-use customers to coordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, as well as thousands of farmers across Western Canada. Viterra, as an accredited exporter, also markets Board Grains on behalf of the CWB.

The second aspect of grain marketing is logistics. The Company's logistics capabilities permit it to utilize its network of country grain elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates the timely transportation and delivery of required grains to its strategically located elevators. The Company's logistics ability and country elevator capacity allow it to load many railcars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers. The final aspect of grain marketing is risk management in respect of the Company's grain purchases, sales and inventory, which generally is accomplished by hedging in commodities futures markets and managing the quality in the Company's inventory positions.

Viterra is also a marketer of a number of special crops, including dry beans, mustard, lentils, canary seed, specialty peas and specialty oats. The dry bean business within Viterra is focused in southern Alberta and southern Manitoba. The Alberta facilities at Taber and Bow Island handle a variety of bean types. The

Manitoba program is operated via a state-of-the-art facility at Carman, Manitoba and handles a number of bean varieties and processes peas for the split pea market. Lentil and specialty peas are processed through the Ray, North Dakota facility. The specialty oat program processes its product at a newly upgraded plant in Camrose, Alberta as well as at Saskatoon, Saskatchewan. The Company also provides producers with a number of flexible contracting options for other special crops that they grow, including canary seed and mustard.

Viterra is a North American mustard contractor, processor and marketer of mustard worldwide. Viterra currently has four mustard seed processing facilities across North America: Warner, Alberta; Moose Jaw, Saskatchewan; Melville, Saskatchewan and Minneapolis, Minnesota. These facilities clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustard. The Company produces a whole ground yellow mustard at Minneapolis and a deheated, ground yellow mustard at a joint venture relationship at Warner, Alberta.

The Company's grain handling and marketing earnings fluctuate in relation to the amount of grain handled, the margins earned on merchandising open market grains and operational performance (blends, rail incentives, terminal loading efficiency).

Viterra has historically had grain volume insurance to protect the cash flow of the Company from significant declines in grain volumes as a result of drought or other weather-related events. For 2009, the Company had $60 million of coverage in place for Canadian exposure and placed $27 million AUD of coverage for Australian exposure in June 2009, contingent on the successful acquisition of ABB. For 2010, the Company has 46.5% of the $60 million of Canadian coverage in place under a multi-year program. The Company intends to place additional coverage for 2010.

Description of the Business - Australia

Country Grain Elevators - Viterra owns and operates a network of 108 grain storage and handling facilities (106 in South Australia and two in Victoria which feed grain into the South Australian grain export terminals), with a total non-export terminal storage capacity of 6.6 million tonnes.

When combined with the storage capacity of the export terminals, Viterra has a total of 9.6 million tonnes of storage capacity. Combining its 50% interest in Australian Bulk Alliance (described further below), Viterra has an interest in 10.6 million tonnes of storage capacity.

Approximately 60% of Viterra South Australian storage facilities are concrete silos and steel sheds, while 40% are on-ground bunkers. Approximately 80% of grain is received by 42 of these sites.

Grain Export Terminals - Viterra owns and operates eight bulk grain export terminals in the state of South Australia. Three of these terminals can fully load Panamax-size vessels (52,000 to 75,000 deadweight tonnes). The eight terminals have a combined storage capacity of 3 million tonnes. The recently commissioned export terminal located at the Outer Harbor of Port Adelaide (included above) will provide the previously unavailable service of fully loading Panamax-size vessels in the Port Adelaide port zone, delivering economic advantage to its owner and users.

Viterra is the sole provider of such services to the grain industry in South Australia. The vast majority of grain grown in that state is destined for the export market and all bulk export grain from South Australia passes through a Viterra grain export terminal on its way to an export market.

ABB had a 55-year history of providing open access to grain exporters to its infrastructure and this has recently been further emphasized with recent Australian Competition and Consumer Commission approval of Viterra's Access Undertaking.

The Company provides an array of services to assist vessels and performs cargo operations in port including ship agency services, stevedoring services for the loading of grain export cargoes, and in recent instances, stevedoring for non-grain import cargoes such as fertilizer and meal. The Company provides the majority of grain stevedoring services in South Australia with an approximate 83% market share and provided stevedoring services for 2.6 million tonnes of the 3.1 million tonnes of grain that was loaded through Viterra's export terminals in 2008-09.

Container Packing Operations - Viterra has a container packing business which packs grain into shipping containers on behalf grain traders/marketers who choose not to export their grain in bulk. This business is headquartered at Laverton, Victoria, adjacent to the Port of Melbourne, Australia's busiest container port.

The Company operates out of five locations in Australia (two in Victoria, two in South Australia and one in Western Australia) and is in the process of constructing a new container packing operation at Minto, New South Wales. In addition to packing containers, the Company offers grain cleaning services. Viterra's customers are Australia's leading grain exporters.

Australian Bulk Alliance - Australian Bulk Alliance ("ABA") is a 50:50 joint venture between Viterra and Sumitomo Corporation. ABA operates eight country grain receival sites (four in New South Wales and four in Victoria with a storage capacity of approximately 1.2 million tonnes). ABA owns five of these sites, one is owned 50:50 with a third party and two are franchised (owned by a third party, but operated by ABA). ABA also operates the Melbourne Grain Terminal ("MGT"), the only bulk grain terminal in the Port of Melbourne. MGT has storage capacity of 49,000 tonnes and export throughput capacity of approximately 1.5 million tonnes. MGT is a 50:50 joint venture between ABA and AWB Ltd.

Grain Marketing - Viterra accumulates grain from growers and traders and then carries and consolidates this grain into saleable parcels for on-sale to domestic customers and Viterra's international grain division. Viterra supplies cereals (wheat, barley, oats, sorghum), legumes (peas, beans, lentils) and oilseeds (canola). In addition to grain, the Company also supplies agri-feed commodities and proteins (soy meal, palm kernel expeller). Viterra deals in the freight market, endeavouring to provide the commodity to the customer on a delivered basis, achieving greater control over the ultimate service provided to the customer and providing the opportunity to earn a margin on the freight as well as the grain. Credit terms tend to be on the basis of 30 days from delivery for domestic business while export cargoes are paid for at the time of shipping with a Letter of Credit.

Freight Agreement - Rail freight is provided to Viterra's storage business in South Australia via a five-year Grain Rail Haulage Supply and Retailing Agreement that was entered into in November, 2008. Standard gauge rail assets have the ability to service key sites in Victoria and New South Wales located on standard gauge rail track, and have the ability to service Victorian ports. Road freight is provided to Viterra via many contractors.

Description of the Industry - Western Canada

Canada is a significant producer and exporter of grains, with about 13% of the world wheat trade for the 2008-09 year. Canada is the world's second largest exporter of grains and oilseeds, with the bulk of productive capacity in Western Canada. Typically, 94% of Canada's average production (49.7 million metric tonnes) of the "six major" grains (wheat, barley, canola, oats, flax and peas) comes from this region. Western Canada's annual production of the major grains increased significantly to a record 57.7 million metric tonnes in the 2008-09 crop year compared to 45.3 million tonnes in 2007-08.

Western Canadian Production of Six Major Grains (millions of metric tonnes)
For periods ended July 31



Source: Statistics Canada, Field Crop Reporting Series, Vol. 88, No. 8

On average, about 60% to 65% of this total (30 to 32 million tonnes), in addition to a variety of other specialty crops, is delivered into the Prairie primary elevator system to grain handling companies such as Viterra. About 76%, or 24 million tonnes, of grain handled through the primary elevator network is exported by rail or ocean-going vessels through the ports of Vancouver and Prince Rupert, British Columbia, Thunder Bay, Ontario, Churchill, Manitoba and the St. Lawrence Seaway. Grain that is not handled through the primary elevator network is sold by producers domestically to millers, maltsters, crushers or feed manufacturers, is used on-farm or placed into farm storage.

Canadian Production of Six Major Grains vs. Exports (millions of metric tonnes)
For periods ended July 31



Source: Statistics Canada, Field Crop Reporting Series, Vol. 88, No. 8 and Canadian Grain Commission, "Exports of Canadian Grain" July 2009

Handling begins with the transportation of grain from the farm to the country (or primary) elevator. Either the farmer or the grain handling company arranges transportation of grain by truck to the country elevator where

grain is purchased. The grain is weighed, graded and dockage is assessed. (Dockage is an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains.) The farmer is then issued a cheque for saleable grain delivered, based upon contracted price for the grade, reduced by charges levied for freight, elevation, inspection and other fees and services. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster, or to a port terminal. At unload at the port terminal, all grain is again weighed and inspected and an official weight and grade is assessed by the CGC. It is also cleaned to export standard, if necessary, and is stored until it is transported to end-use customers. Grain can also be cleaned to export standard at the country elevator. If the grain is shipped for export from a country elevator, it is similarly weighed and inspected by CGC staff as it is loaded onto railcars. The certificate for western Canadian grain issued for each shipment of grain is internationally recognized and accepted as the CGC's guarantee of grain quality and quantity.

The Company's grain handling and marketing business in Canada has numerous competitors, including Richardson International (Pioneer), Cargill Incorporated, Paterson Global Foods Inc., Parrish & Heimbecker Limited, Louis Dreyfus, and other smaller companies. Unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across Western Canada, broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and marketing business competes are price and service. Viterra believes that it competes favourably with respect to these factors.

Canadian Regulation

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* and the *Canada Transportation Act*. Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board - The principal mandate of the CWB is to market in an orderly manner, in domestic and export trade, wheat and barley grown in Western Canada. The precise role of the CWB varies by commodity and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "open market grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils.

The CWB arranges the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Viterra. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; or port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by domestic, U.S. or Mexican end-use customers.

The CWB undertakes many activities aimed at managing the flow of Board Grains from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it could be sold, and the co-ordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of railcars to grain handling companies so they may ship Board Grains).

Grain handling companies, including Viterra, act as agents of the CWB, with Board Grains representing about 50% of Viterra's total grain volume handled. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other fees and services. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made for a given Board Grain of a particular grade throughout the year, on an average or "pooled" basis, less the Initial Price and the CWB's own operating costs. In the event that the price received by the CWB is lower than the Initial Price paid, the Government of Canada is required to bridge the shortfall.

To fulfil the CWB's current 20% target for tendered car allocation for its requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains, and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff or fees for service in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (e.g., the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive railcar allocations sufficient to transport the Board Grains from their country grain elevators to the port terminal.

Under its railcar general allocation policy, the CWB allocates railcars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on a weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company, providing the undelivered portion does not exceed the eighteen-week average of receipts. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded railcars among country grain elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, the difference being the notice period that the grain handling company receives before the cars are spotted for loading at the country grain elevators. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total 80% railcar allotment. General Car Awards make up the remaining 60% of the total 80% railcar allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient railcars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate railcars by train run or station.

Canadian Grain Commission - The CGC is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the CGC and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and open market grains. The Grain Act and the regulations set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities ("primary elevators"), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of

grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a license from the CGC.

Canada Transportation Act (the "Transportation Act") - The Transportation Act establishes the legal framework for the transportation of grains in Western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In December 2008, the railways increased the multiple car block freight incentives, favouring those companies that can load in 50- and 100- car blocks depending on the commodity being shipped and the railway's ability to supply 50- or 100- car blocks. Viterra expects to maximize rail incentives from the railways by shipping about 84% of its total export shipments in 50- or 100- railcar loads. The remaining shipments would not otherwise be eligible for rail incentives as these shipments relate primarily to inter-provincial and/or U.S. movements of grains where customer facilities are not equipped to handle multi-car blocks and to movements of specialty crop commodities which may not be shipped in 50- or 100- car loads.

Open Market Grains - Open market grains are subject to the Grain Act and certain open market grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act*. As a result, the price paid by grain handling companies to farmers for open market grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of open market grains to port terminals or directly to end-use customers.

Changes to Canadian Legislation

Canadian Wheat Board Act - The Government of Canada, as part of its election promise to introduce marketing choice for producers, conducted a farmer plebiscite in the spring of 2007 on the marketing of barley. The results indicated that barley producers wanted the ability to make their own marketing decisions and have the option of selling barley either through the CWB or the open market. Following the plebiscite, the government introduced regulatory changes that would have removed the CWB's monopoly on western Canadian barley sales, effective August 1, 2007. This regulatory change was legally challenged by the CWB on the grounds that any such changes had to be effected through legislation and not regulation. A Federal Court ruling issued July 31, 2007 concurred and the regulatory amendments were overturned. In light of its current minority position, the federal government is unlikely to pass legislation to change the mandate of the CWB, as all three opposition parties support the monopoly. Changes from within the CWB are also unlikely given the results of director elections in December 2008, which did not change the balance of power on the CWB Board of Directors. At least eight of the fifteen directors favour retention of the monopoly. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

Canada Transportation Act - The Government of Canada introduced amendments to the *Canada Transportation Act* (the "Transportation Act") – known as Bill C-8 and it came into effect in February, 2008. The key provisions of Bill C-8 are:

- Complaints can now be filed with the Canadian Transport Agency ("CTA") on railway ancillary and penalty charges;
- Groups of shippers will be able to request Final Offer Arbitration where the group has a common complaint.

These provisions should give shippers greater ability to challenge railways on matters of rates and services. With the passage of Bill C-8, the Government of Canada has initiated a comprehensive review of railway service, as requested by grain shippers – which should be completed in the spring of 2010.

Description of the Industry - Australia

Grain handling in Australia, as in Canada, begins with the movement of the commodity from the farm to the country elevator receival network where the product is weighed, graded, and prepared for shipment. Grain is then shipped from the country elevator to domestic customers (such as a flour mill, maltster, or feed facility) or to a port terminal. Unlike the Canadian system, there is little on-farm storage in South Australia. Growers in this region use Viterra's storage and handling system and pay warehousing fees, until such time as they choose to sell their grain into the market. (Various marketers bid on growers' grain through the year.) As such, inventory turns are low, typically less than one turn.

There has been a steady stream of consolidation in the Australia grain industry over the 20 years, broadly coinciding with the onset of domestic deregulation. As a result, there has been a marked increase in the competitiveness of the grain industry, evidenced most visibly by the number of exporters of wheat which have increased from one company prior to deregulation (being AWB) to 22 companies in 2008-09. Following deregulation in July 2008, 23 companies have been accredited by Wheat Exports Australia ("WEA"), the governing body, to export wheat in bulk from Australia. As at July 31, 2009, 17 of those accredited companies had exported approximately 10 million tonnes of bulk wheat.

Since 1997-98, Australia has sown between 18.0 and 22.3 million hectares (one hectare equals 2.471 acres) of crop, with 22.0 million hectares sown in 2008-09. Area sown has averaged 20.7 million hectares over the period.

Since 1997-98, Australia has annually produced between 18 and 44 million tonnes of grain, averaging 34 million tonnes per annum over that period. Since 1999-2000, South Australia has annually produced between 2.7 and 8.5 million tonnes of grain, averaging 5.6 million tonnes per annum over that period.

Total Australian Grain Production
(millions of metric tonnes)



Total production includes wheat, barley, lupins, canola, sorghum, cottonseed, field peas, maize, chickpeas, sunflower seed, faba beans and lentils.
Source: Australian Bureau of Agricultural and Resource Economics

On a nationwide basis, wheat is the largest crop, averaging 20.0 million tonnes, followed by barley (7.1 million tonnes), sorghum (2.1 million tonnes), canola (1.5 million tonnes), oats (1.3 million tonnes) and lupins (1.0 million tonnes). Together, wheat and barley represent 80% of Australian grain production.

Geographically, Western Australia is the largest grain growing state in Australia, producing 33% of the crop on a 10-year average basis. Next largest is New South Wales at 29% followed by South Australia at 17%, Victoria at 12% and Queensland at 9%.

Australian Grain Production by State
(millions of metric tonnes)



Total production includes wheat, barley, lupins, canola, sorghum, cottonseed, field peas, maize, chickpeas, sunflower seed, faba beans and lentils.
Source: Australian Bureau of Agricultural and Resource Economics

On average, Australia exports 17.9 million tonnes of grain produced and 72% of all grain received into "Corporate" grain storage and handling facilities. Corporate storage and handling facilities are defined as those operated by the CBH Group (Western Australia), GrainCorp (Queensland, New South Wales & Victoria), AWB (Queensland, New South Wales, Victoria & South Australia), Australian Bulk Alliance (New South Wales & Victoria) and Viterra (South Australia & Victoria). Combined they account for approximately 50 million tonnes of storage and handling capacity across Australia.

On average, South Australia exports 4.1 million tonnes of grain of the 4.9 million tonnes of grain received by Viterra and the 5.6 million tonnes that is grown in the state. This equates to 84% of Viterra receivals being exported and 73% of the entire crop produced in South Australia.

Australian Exports and Receivals
(millions of metric tonnes)



Source: Viterra estimates based on internal company information and grain company annual reports.

Australian Regulation

Australian agriculture has moved to liberalize its grain markets by abolishing the single desks for the export of all grains. As a transitional measure, legislation such as the *Wheat Export Marketing Act, 2008* (Commonwealth) and the *Barley Exporting Act 2007* (SA) require exporters to hold a licence to export, having demonstrated that they are fit and proper companies.

Additional requirements are imposed on the Viterra subsidiary AusBulk Ltd as the operator of a port terminal in respect of the export of bulk wheat, pursuant to a voluntary Port Terminal Services Access Undertaking given by AusBulk Ltd on September 24, 2009. These requirements include the provision of access and a prohibition on vertical discrimination.

Viterra is licensed and has reporting requirements under a number of state-based environmental statutes such as the *Environment Protection Act 1993* (SA) and must provide workers with safe systems of work pursuant to state-based safety legislation, such as the *Occupational Health, Safety and Welfare Act*, 1986 (SA).

Wheat Export Marketing Act 2008 (Commonwealth of Australia) - The *Wheat Export Marketing Act* requires that bulk wheat exporters must be accredited by Wheat Exports Australia ("WEA"). In order to be accredited, WEA must conclude that the exporter is a fit and proper person based on a number of specified criteria including adequate financial resources and sound risk management practices.

In addition, if as in the case of Viterra, the exporter or an associated entity operates a port grain terminal, the port operator must pass an "access test". The access test requires that on and from October 1, 2009, the port operator has disclosed on its web site daily shipping stem (shipping schedule) information and that the Australian Competition and Consumer Commission ("ACCC") has accepted a port access undertaking pursuant to Part11IA of the *Trade Practices Act* (Commonwealth of Australia). On September 29, 2009, the ACCC accepted a port access undertaking from AusBulk Ltd applicable for two years from October 1, 2009 to September 30, 2011. On the same date, WEA notified its accreditation of Viterra as a bulk wheat exporter for the corresponding term of two years subject to a number of conditions including that the Company provide access to bulk wheat exporters pursuant to the Undertaking.

The port access undertaking given to ACCC requires that Viterra offer accredited wheat exporters a minimum access agreement and that the Company does not discriminate against access seekers in favour of its own marketing division, except where such discrimination can be justified on the basis of cost. In addition, Viterra must not prevent or hinder access to the Company's port services. Viterra must publish its access agreement and port operating protocols on its web site. Viterra must negotiate with access seekers regarding the terms of the minimum access agreement or access to additional services and access seekers have the right to call for arbitration if not satisfied.

Barley Exporting Act 2007 (SA) - ABB was licensed on July 19, 2007 to export barley from South Australia pursuant to the *Barley Exporting Act* ("BEA"), which declares the South Australian barley exporting industry to be a regulated industry for the purposes of the *Essential Services Commission Act 2002* (SA). The BEA establishes a regime, administered by the Commission, under which barley exporters must be licensed for a three-year transitional period. The transitional period is intended to allow South Australian growers time to consolidate their risk management and grain marketing skills following the abolition of the barley single desk for the export of South Australian barley in 2007. For this period, the Commission will assess the fitness and propriety of applicants intending to export barley and issue licenses in accordance with the Act.

Maritime Services (Access) Act 2000 (SA) ("MSAA") - The MSAA contains a regulatory framework for specified port services in South Australia. Following the purchase by ABB of the shipping belts and shiploaders from the Government of South Australia in 1997, access to those assets was declared a Regulated Service under the MSAA. Part 3 of the MSAA provides a framework for the negotiation of access. It provides for conciliation and arbitration to occur for disputes over access to Regulated Services that cannot otherwise be resolved between the service provider and access seeker.

4.2 AGRI-PRODUCTS

Viterra is involved in the sale of seed, crop protection products, fertilizer, and equipment to producers. The Agri-products operations also include an ownership interest in a nitrogen fertilizer manufacturer and a network of retail locations. Total sales for Agri-products for the year ended October 31, 2009, were $1,631 million. (2008 - $1,686 million).

Description of the Business - Canada

Viterra's Canadian Agri-products segment operates a network of 259 retail locations throughout Western Canada and which are geographically distributed relative to the growing regions in the Prairies. Each facility is involved in the specialized sales of bulk fertilizer, bagged seed, crop protection products and agricultural equipment, such as storage bins. Many locations also store and sell anhydrous ammonia, a cost-effective form of nitrogen fertilizer. Product distribution is supported by a series of two central warehouses located in Saskatchewan and Alberta registered to International Organization for Standardization ("ISO") 9001:2000 standards. The Company's agri-products division also provides extensive agronomic information, enabling customers to make informed crop input decisions, offers customized application of products and arranges for financing for customers purchasing crop inputs from the Company (see "4.5 Financial Products").

Fertilizer - Viterra is a major distributor of fertilizer in Western Canada. The Company also has an investment in fertilizer manufacturing and access to a stable source of fertilizer supply, through its joint venture Canadian Fertilizers Ltd. CFL manufactures fertilizer at a world-scale urea and ammonia plant in Medicine Hat, Alberta and supplies about 30% of the needs of Viterra's customers. Viterra is entitled to receive approximately 500,000 metric tonnes of CFL's merchant-produced product split equally between granular urea and anhydrous ammonia. Viterra is committed to the Canadian Fertilizer Institute's Ammonia Code of Practice.

The Company distributes fertilizer throughout Western Canada through its network of country grain elevators and agri-products centres. Dry fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors.

Crop Protection Products - Viterra is a significant distributor of crop protection products in Western Canada. The Company offers a large number of crop protection products, including herbicides, insecticides, fungicides and seed treatments through its network of agri-products retail stores across Western Canada. While most crop protection products are sold directly to farmers through the Company's retail network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Viterra complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of AWSA compliant warehouses at its agri-products retail stores.

While older products continue to be replaced with improved ones and branded products are increasingly giving way to generic products, the overall size of the market for crop protection products in Western Canada has not grown significantly in recent years. The major grain handling companies and independent retailers compete in this segment.

Seed Products - The seed industry consists of seed development, production, processing, treatment, distribution and retailing. Viterra is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly available seed varieties. The Company is involved in varietal seed development, including research and development through a seed testing laboratory at Innovation Place in Saskatoon at the University of Saskatchewan, and through several strategic alliances or other arrangements with leading breeding companies. The Company's business strategy focuses on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

Agricultural Equipment Sales and Other Revenue - The agricultural equipment market in Western Canada includes grain handling, storage, and aeration equipment. The value chain is based on manufacturers producing equipment and then selling the equipment directly to retailers who in turn sell to producers. In late 2007, Viterra obtained the Westeel line of corrugated bins, which are marketed under the brand name, Westor. This newly branded line of corrugated storage is available exclusively through Viterra.

Description of the Business - Australia

In Australia, Viterra operates six retail stores (five of which are located in South Australia and one in New South Wales) and ten depots located alongside Viterra grain storage and handling facilities, through which it sells seed, fertilizer, crop protection products and other farm-related items. The Company also has five fertilizer warehouses in the region (four in South Australia and one in Victoria) and operates a wool brokering and export business, a livestock marketing business and two real estate offices in South Australia.

Fertilizer - Viterra is an importer, blender, wholesaler and retail distributor of fertilizer in South Australia, Victoria & New South Wales. Wholesale distribution in Victoria, New South Wales and South Australia is via a third party agent/dealer network accounting for 87% of total volume tonnes sold, with the balance sold via Viterra's retail stores in South Australia. Viterra sells approximately 100,000 tonnes per annum (60% ammonium phosphates and 40% nitrogen-based).

Seed - The Company manages a portfolio of more than 30 field crop seed varieties, with the majority being barley and wheat varieties. It participates in research and development through an equity ownership in the

University of Adelaide Barley Breeding Program, which allows Viterra the first right of refusal over all new barley varieties. The Company also has an agreement with the South Australian Research and Development Institute for the commercialization rights to the National Oat Breeding Program for milling oat varieties.

Wool - Viterra's wool operation, an important link in Viterra's relationship with growers in Australia, extends to South Australia, Western Australia and Victoria. The Company's wool business has two components, domestic and export. Domestically, Viterra moves wool from the farm to sell at auction. For about 60% of the volume, Viterra acts as a broker for the wool grower and for 40% of the business, acts as the principal buyer either selling into auction or supplying to destination customers in countries such as China, India and Italy.

Description of the Industry - Canada

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.7 billion in sales to about $4.8 billion in 2009.

The Company's agri-products business competes against other grain handling companies, co-operatives and numerous independent retailers in supplying fertilizer products, crop protection products and seed to farmers. The competitive landscape in Western Canada is a mature market and highly fragmented, made up of over 240 competitors servicing over 900 locations throughout the region. Viterra operates 259 retail locations. Independent retailers collectively comprise about another 30% of the market, together with a number of major grain handlers, which sell seed, fertilizer, crop protection products and small agricultural equipment. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

Description of the Industry - Australia

The average area sown to field crops in Australia over the past ten years is approximately 20.7 million hectares. The Australian fertilizer market in 2008 was 3.9 million tonnes. The total Australian crop protection products market was worth $2 billion AUD in 2007 and was estimated to be worth around $1.4 billion in 2008. Herbicides make up 45% of this market, 35% is animal health, 13% is insecticides and 7% includes fungicides and plant growth regulators. Market size of the seed business in Australia is estimated by the Australian Seed Federation to be between $700 and $900 million AUD. The overall Australian agri-products market is estimated at $4.0 billion AUD (Viterra estimate).

Australia is the largest global producer and exporter of wool, accounting for nearly one-quarter of global production according to the International Wool Textile Organisation. Approximately 98% of Australia's wool is exported, with China being the dominant destination, taking 67% of Australia's wool exports. The volume of Australia's wool production has been in decline over the last 20 years. During that time, the number of sheep has dropped from roughly 170 million to 55 million. Australia's wool production has decreased while Chinese production has increased to a point where they are now broadly equivalent.

4.3 Food Processing

Viterra's Food Processing segment is an important aspect of the Company's value chain. Overall, this segment extends the Company's pipeline by producing semi-finished and finished food ingredients for consumer products companies and food processors around the world. Total sales for Food Processing for the twelve-month period ended October 31, 2009, were $281 million. (2008 - $198 million).

Description of the Business

Viterra operates oat processing and canola processing facilities in Canada and malt facilities in Canada and Australia.

Oat Milling - Viterra's oat milling business (formerly Can-Oat Milling) produces primary products at its manufacturing plant located near Saskatoon, Saskatchewan, and primary products and a full range of finished products at its plants in Barrhead, Alberta and Portage la Prairie, Manitoba. Viterra exports more than 90% of Canadian production, with the main destination being the United States, but also has marketing efforts in Mexico and Central and South America. Sales are priced in U.S. dollars and therefore, a strengthening Canadian dollar can negatively affect earnings. The Company reduces the impact of foreign currency fluctuations by engaging in hedging activities. Products are transported by railcar and by truck. With close to 90% of Canada's oat production occurring in the Prairie provinces, Viterra's oat mills are well positioned with its plants located in the heart of the oat production region. This provides the Company with a competitive advantage over U.S. manufacturers who import raw oats from Canada, as Viterra removes the hulls and screenings (30% to 35% of weight) before shipping oat products to their U.S. customers, thereby reducing transportation costs. In addition, primary products produced in the Saskatoon plant are finished in the Portage la Prairie plant which is well situated relative to the Company's U.S. customers. The Barrhead plant, which also produces organic food products, is ideally suited to supply West Coast markets. Viterra is Canada's largest industrial oat processor with 380,000 metric tonnes of milling capacity.

Canola Processing - Viterra's canola processing facility has a 1,000 tonne per day expeller press plant located in Ste. Agathe, Manitoba. The plant produces and competes in the canola oil and as a co-product, canola meal processing markets, primarily within Canada and the U.S. Several by-products are also produced including vegetable oil distillate and dockage.

Malt - Canada (42.38% ownership interest) - Prairie Malt Limited's facility in Biggar, Saskatchewan, processes barley into malt primarily for the brewery industry. Viterra owns 42.38% of Prairie Malt, while 57.62% is held by Cargill. As part of the Company's interest in Prairie Malt, a barley supply agreement was signed requiring Prairie Malt to take at least 80% of its barley requirements from Viterra, subject to quality, cost and availability. The contract is to remain in effect until terminated by agreement or when Viterra no longer holds shares in Prairie Malt. Prairie Malt's customers are located both domestically and internationally, including the United States, Mexico, the Pacific Rim, South America and Latin America. Sales are priced in U.S. dollars and, therefore, a strengthening Canadian dollar can negatively affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities. Malt is transported either by truck or railcar, with the majority of railcar shipments going to Canadian ports where it is then loaded onto ships bound for offshore markets.

Malt – Australia - Through the acquisition of ABB, Viterra is now Australia's largest malt processor, operating eight processing plants strategically positioned across Australia, with the largest capacity volume in those states with the greatest barley supply. Under the brand Joe White Maltings, Viterra's Australian malt operation has an annual production capacity of up to 500,000 metric tonnes, of which 400,000 tonnes are destined for export markets and 100,000 tonnes are consumed domestically. Viterra supplies malt to major domestic and international brewers. Viterra's malt operations require approximately 600,000 tonnes of malt barley per year, representing 25% of the Australian malt barley crop.

Viterra operates approximately 63% of Australian malting capacity. The Company supplies approximately 50% of Australia's domestic malt demand requirements, exclusively supplying brewers Lion Nathan and Coopers, and provides approximately 68% of Australia's malt exports to countries like the Philippines, Singapore, Thailand, Vietnam, Korea and Japan.

Description of the Industry

The Company's food processing businesses compete in the global oats processing, canola processing and global malt export markets where the markets for the Company's products are highly price competitive and

may be sensitive to product substitution. A number of large, international companies compete in these markets.

Oat Milling - Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2009, total world production increased to 25.4 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past fifteen years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 78%, grown in Saskatchewan and Manitoba. In 2009, total harvested area decreased in all three Prairie Provinces due to lower area seeded from poor weather, lower yield and poor growing conditions this year.

The primary markets for oat products are hot and cold breakfast cereals and nutrition snack bars. The oat manufacturing industry consists of cereal manufacturer/brand managers such as Quaker Oats and General Mills, and independent industrial manufacturers that sell primary and finished oat products to cereal manufacturers. Primary products include sized whole groats (whole oats with the hulls removed) and steel cut groat chips that have been conditioned and are fit for human consumption. Primary products produced by industrial manufacturers are either sold to cereal manufacturers for finishing or finished by industrial manufacturers for sale to cereal companies. Finished products are primary products that have been processed into flakes, flour, bran or blended oatmeal combinations.

Overall, demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the U.S. approved a health claim for oat-based products, stating that the soluble fiber from oatmeal, as part of a low-saturated fat and low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

Canola - Canola seed crushing is an attractive segment of the food market. Canola oil has a distinct advantage over other vegetable oils due to its oil fat content characteristics (low in saturated fats and high in monounsaturated fat).

Canola oil represents approximately 50% of the vegetable oil consumed in Canada, 50% of that consumed in Japan and 25% of that consumed in Mexico. In the U.S., canola oil's market share is much smaller but is growing steadily, from zero to almost 8% over the last ten years.

Globally, large multi-nationals dominate the oilseed processing industry. The Canadian oilseed crushing industry is comprised of five companies operating a total of ten crushing plants. Several companies are currently expanding their operations. When all announced expansion plans are complete, there will be twelve plants in Canada operated by six companies having a total annual crushing capacity of 8.0 million tonnes.

Health concerns, specifically related to the consumption of saturated fats and trans-fats, are expected to have a positive impact on the consumption of canola oil relative to other vegetable oil alternatives. Canola oil has the lowest level of saturated fat and is one of the highest in Omega-3 levels, resulting in canola having a healthier profile compared to other oils on the market today.

Canola meal production in Canada is expected to increase from approximately 3 million tonnes to approximately 4.5 million tonnes over the next four to eight years as domestic crush capacity increases. Canola meal is mostly used as a feed for livestock, primarily swine, dairy cattle and poultry. About 67% of canola meal produced in Canada is exported and of that 94% goes to the U.S. The primary reason for such a high percentage going to the U.S. is the bulkiness of the product that makes shipping it over longer distances prohibitively expensive.

Canadian Malt - Western Canadian production of barley has averaged 10 million tonnes over the past ten years and, of this, approximately 2 to 2.5 million tonnes are accepted as malting barley, which is primarily used by the brewery industry. Of the 2 to 2.5 million tonnes, Canadian maltsters generally utilize half, with the balance exported throughout the world.

Australian Malt - The Australian malt industry consists of four malt producers (Viterra, Graincorp, Malteurop and Kirin) and currently has the capacity to annually produce 790,000 tonnes of malt (consuming approx 950,000 tonnes of malting quality barley). The Australian barley crop has averaged 7 million tonnes over the last ten years.

Total Australian Barley Production (million tonnes)



Source: ABS - 7124.0- Historical Selected Agriculture Commodities, by State (1861 to Present), ABARE December 2009 Crop Report

While approximately 200,000 tonnes of malt is used to supply Australian malt demand from brewers and food producers, the bulk of malt produced in Australia is exported to brewers in the Asian region.

4.4 FEED PRODUCTS

Viterra's Feed Products segment has operations throughout North America and New Zealand. This business segment extends Viterra's pipeline by processing raw materials into livestock feed, ingredients and nutritional supplements. Total sales for Feed Products for the twelve-month period ended October 31, 2009, were $660 million. (2008 - $626 million).

Description of the Business

The core business activity in Viterra's North American feed products segment consists of manufacturing, sale and distribution of feed products and related micro, macro and commodity ingredients for commercial and acreage-based livestock producers. Specialty feed formulations and feed product manufacturing is well diversified between dairy and beef cattle, poultry, swine and other specialty livestock feeds. In fiscal 2009, a decision was reached to rebrand Unifeed mill operations, Unifinance and Unifeed Financial to the Viterra brand in 2010.

Feed manufacturing is conducted at six feed mills and one pre-mix manufacturing facility located in British Columbia, Alberta, and Manitoba. Unifeed Inc., a wholly-owned U.S. subsidiary, also has a feed manufacturing and commodity sales outlet in Logan, Montana.

Viterra's wholly-owned U.S. subsidiary, Unifeed Hi-Pro Inc. ("Hi-Pro"), owns six feed mills in Texas, Oklahoma and New Mexico that manufacture complete feeds, supplements pre-mixes and commodity ingredients for ranchers and dairy farmers in Texas, New Mexico, Oklahoma and other south central U.S. markets. Hi-Pro also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which steams flaked corn for regional dairy producers.

Name and Location	**Current Volume**[1]	**Nominal Capacity**[1]
Viterra Feed Products Chilliwack, British Columbia	272,500	275,000
Viterra Feed Products Sherwood Park, Alberta	115,000	150,000
Viterra Feed Products (Pre-mix) Ponoka, Alberta	30,000	35,000
Viterra Feed Products Olds, Alberta	112,500	150,000
Viterra Feed Products Lethbridge, Alberta	245,000	340,000
Viterra Feed Products Carman, Manitoba	50,000	80,000
Viterra Feed Products St. Anne, Manitoba	75,000	80,000
Viterra Feed Products, Feed Processing Station, Logan, Montana	12,500	20,000
Hi-Pro Lubbock, Texas	30,000	65,000
Hi-Pro Friona,	250,000	300,000
Texas	185,000	300,000
Hi-Pro Clovis, New Mexico	337,500	300,000
Hi-Pro Comanche, Dairy Sales, Texas		
Hi-Pro Cheyenne, Oklahoma	37,500	60,000
Hi-Pro Dexter, New Mexico	252,500	300,000

(1) Metric tonnes

All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are compliant with local state and federal operating standards for feed milling.

Manufactured feeds provide all, or a significant portion of, the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals, which, along with commodities, fulfils the needs of livestock producers who complete their own on-farm feed manufacturing.

To enhance its relationships with livestock customers, Viterra also provides value-added services to complement its manufacture, sale and distribution of feed products. These include financial services, nutritional consulting, and ingredient forward contracting services.

The majority of Viterra's livestock feed products are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes bagged feed products through independent dealers located primarily in Texas, Colorado, New Mexico, Alberta and British Columbia and through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities.

The Company derives additional revenue from interest and financing fees in connection with its internally funded and Viterra Financial™ secured financing programs. Under these programs, the Company provides financing to credit-worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. The security taken under the internally funded program varies but generally includes a mortgage interest over land, security over equipment and/or livestock, corporate or personal guarantees and an all-present and after-acquired personal property charge registered under the personal property registry ("PPR"). Under the Viterra Financial™ program, security is generally a first collateral security interest in the livestock, financed with the security registered under the PPR. Borrowers under both secured financing programs are required to purchase their livestock feed product requirements from the Company. Viterra Financial™ operates as a partnership with a Canadian chartered bank where the Company administers the loans on behalf of the bank, which provides the financing. See "Description of the Business – Financial Products" for further information.

<u>New Zealand</u> - Viterra is a key importer and distributor of grains and meals into New Zealand. The Company imports and distributes approximately 600,000 tonnes or 40% of New Zealand grain and meal requirements split 400,000 tonnes meal and 200,000 tonnes grain. It also operates storage, maize processing and feed milling assets. New Zealand's meal and grain imports have increased by 21.3% per annum since 1999, driven by new meal requirements primarily in the dairy and poultry industries.

Description of the Industry

Canada accounts for approximately 3% of the global feed market. Western Canada accounts for about 22% of the country's commercial feed production. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the livestock species that consume feed.

Traditionally, Canada has exported about 50% of the beef and pork it produces, either as meat or live animals, primarily to the U.S. The economic downturn, weakness of the U.S. dollar, along with non-tariff trade barriers, such as country of origin labeling ("COOL") in the U.S., has limited market access and has considerably reduced Canadian exports in the short-term and consequently reduced the demand for manufactured feed.

To put demand into context, during the first six months of calendar year 2009, Canadian beef exports were down 32.4%, and pork exports were down 34.6% as compared to the same period in calendar year 2008. In addition to the aforementioned market pressures, overall pork markets declined due to an inappropriate world-wide association with swine flu or the H1N1 flu virus starting in the second quarter of fiscal 2009.

At times during 2009, beef, dairy and pork producers in North America were operating below their cost of production. This caused severe economic pressures on customers' ability to pay and reduced the overall demand for manufactured feed. These economic challenges have resulted in farm failures and an extremely competitive environment given the shrinking customer base.

Viterra sells complete manufactured feed and vitamin and mineral pre-mixes to the swine sector. U.S. feed milling operations do not manufacture or sell significant quantities of swine feed.

For the North American beef sector, Viterra supplies feed supplements to ranchers, feed lot operators and cow calf operators. In addition to the aforementioned implications of non-tariff trade barriers, such as COOL, industry feed demand was adversely affected by poor cattle markets and lower demand for beef associated with the general economic conditions.

The dairy market in Canada is supply managed; matching supply and demand through quotas stabilizes the dairy market and related feed pricing. This market is expected to remain stable for the foreseeable future and any growth will be driven by population growth. Conversely in the U.S., the economic downturn in 2008 and

2009 led to wholesale milk prices falling well below the cost of production. This led to a feed demand decline due to herd reductions, but the primary impact to Viterra was due to customers switching from higher margin fully manufactured feeds and supplements to survival rations, consisting of low margin commodities and silage.

Canadian poultry producers purchase complete manufactured feed from commercial feed mills since few are large enough to economically mill their own feed rations. Poultry production is tightly controlled both provincially and nationally under supply managed quotas, and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce significant quantities of poultry feed.

The North American feed manufacturing industry is a mature industry with surplus capacity in some regions, resulting in competitive pricing and margin pressures, particularly in the 2009 demand downturn. Many competitor feed manufacturing assets are older with some in need of significant maintenance capital, sped by minimal investment by poorly funded players during the past two years. In addition, growing consumer concern over food safety has resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills, putting additional economic pressures on marginal players.

In Canada, the Company's Feed Products group competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in Western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns. In the United States, the Company competes with local suppliers and large regional manufacturers, including Land O'Lakes and Cargill.

4.5 FINANCIAL PRODUCTS

Through Viterra Financial™, the Company acts as an agent for a Canadian chartered bank that extends trade credit at competitive rates to customers of the Company's agri-products business. Approximately 75% of Viterra Financial approved credit is unsecured, with the remaining balance secured by a personal property registration that covers a crops and proceeds security agreement. The sale of crop inputs peaks in May and June as new crops are sown, with a significant portion being credit sales. Depending on underlying customer credit ratings, payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that accommodate their cash flow requirements. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2009 fiscal year, the approved credit offered under this financing vehicle exceeded $1.5 billion, with customer usage peaking at $600 million in July 2009.

Viterra Financial™ offers loans to customers of livestock feed and services to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2009 fiscal year, the approved credit offered under this financing vehicle exceeded $105 million, with customer usage peaking at $44.6 million in July 2009.

Under these programs, the Company provides a limited indemnity to the bank for a portion of any loan losses. The Company expects to continue to reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock feed services businesses. As a result, the

Company benefits by reducing its borrowings to finance customer purchases, thereby lowering financing costs. Sales financed through Viterra Financial™ are immediately funded and essentially represent "cash sales" to the Company.

4.6 HUMAN RESOURCES

North America - As of October 31, 2009, there were 3,417 persons employed by Viterra and its wholly-owned subsidiaries, excluding Viterra, Australia. Of this total, 1,493 were unionized employees who are represented by four unions and whose employment is governed by nine collective agreements. These units are outlined below:

COLLECTIVE BARGAINING AGREEMENTS – October 31, 2009			
UNION	**AGREEMENT/ LOCATION**	**TERM OF AGREEMENT**	**# OF EMPLOYEES**
Grain Services Union	SK Country Services (Operations & Maintenance)	Feb 1/08-Oct 31/12	804
Grain Services Union	Regina, SK Office	Feb 1/08-Oct 31/12	187
Terminal Elevator			
United Steel Workers of America - Union Lodge 650	Viterra Thunder Bay Terminals	Feb 1/09-Jan 31/12	82
Grain Workers Union	Cascadia and Pacific Elevators Ltd.	Jan 1/06-Dec 31/10	188
AgPro Grain			
Grain Services Union	Saskatoon	Jan 1/06-Dec 31/09	33

COLLECTIVE BARGAINING AGREEMENTS – October 31, 2009			
UNION	**AGREEMENT/ LOCATION**	**TERM OF AGREEMENT**	**# OF EMPLOYEES**
Grain Services Union	Moose Jaw	Apr 1/06-Sept 30/09 Received notice to bargain	31
Grain Services Union	Manitoba/Alberta	Oct 1/07-Sept 30/12 (This unit has filed for decertification.)	101
Oats			
United Food & Commercial Workers Union (UFCW)	Can-Oat - Martensville	Sept 11/07-Sept 30/09 Bargaining underway	38
Bean Plant			
Grain Services Union	Carman Bean Plant	May 23/09-May 31/10	29

Viterra has continued its position before the Canada Industrial Relations Board ("CIRB") seeking to combine all of the employees who are represented by the Grain Services Union ("GSU") and employed in the grain operations, maintenance, agri-products, related research and development and office staff, into one bargaining unit. The CIRB consolidated a portion of the bargaining units in an August 4, 2009 decision. This decision has been appealed by Viterra and the Company is awaiting a decision. As a result of this decision, as well as an application for de-certification, the number of collective agreements has been reduced from twelve to nine.

As part of the above mentioned decision, Moose Jaw AgPro and Saskatoon AgPro which used to be stand alone bargaining units, will now be rolled into a larger bargaining unit which is now known as "Saskatchewan Country Operations and Maintenance". Viterra met with the GSU in October 2009 in an effort to consolidate these units, however, no agreement has been reached. Viterra made submissions to the CIRB in November 2009 on this matter and we are awaiting direction from the CIRB on how to consolidate the units.

The Manitoba/Alberta bargaining unit remains a stand-alone unit, encompassing two locations in Manitoba, and five locations in Alberta. The employees of this bargaining unit have filed for decertification. The GSU is contesting this revocation application. This matter remains outstanding and we are awaiting a decision.

The employees in Coulter, Manitoba filed for decertification. The CIRB granted the application on May 1, 2009. The employees in Coulter are no longer represented by a union.

In 2008, the CIRB certified Manitoba as a new bargaining unit, with the GSU becoming the certified bargaining agent. Viterra contested the Certification of this unit and CIRB instead ordered that the Manitoba employees be given the opportunity to hold a vote to determine if they wanted the GSU to represent them. This vote occurred in June of 2009. Employees overwhelmingly (81.4%) voted in favor of a direct working relationship with Viterra and against representation by the GSU. As such, Manitoba is no longer a bargaining unit and employees are not represented by the GSU.

In March of 2009, the first collective agreement was negotiated with the GSU for the employees in the Carman Bean Plant in Manitoba. At the conclusion of negotiations, this unit also filed for decertification, however, the CIRB has rejected this application.

The collective agreement for the employees in the oat facility in Martensville, Saskatchewan, represented by the United Food and Commercial Workers, expired on September 30, 2009 and the next round of collective bargaining has begun and is in its early stages. Bargaining will continue into 2010.

In July 2009, Viterra communicated to employees that it was moving to an Information Technology ("IT") service delivery model that would result in personnel changes and the elimination of certain positions within the IT division. Following the announcement, the GSU filed an application in September of 2009 with the CIRB in an attempt to put a stop to or slow down the process of outsourcing. Hearings will take place in late 2009 and early 2010.

Australia - As of October 31, 2009, there were 1,938 persons employed by Viterra Australia and its wholly-owned subsidiaries. Of this total, 1,453 were eligible to be union members and are represented by seven unions and whose employment is governed by twenty collective agreements. Of the twenty, four are currently in bargaining. These agreements are normally negotiated for varying terms and, in any given year, a number of these agreements expire and are renegotiated.

COLLECTIVE BARGAINING AGREEMENTS – October 31, 2009		
NAME OF AGREEMENT	**TERM OF AGREEMENT**	**# OF EMPLOYEES**
Dooen Agreement 2008	Apr 19/08 - Apr 19/13	10
Laverton Agreement 2008	Feb 18/08 - Feb 19/13	9
Cavan Agreement 2009 State (SA) EBA	Jan 1/09 - Jan 1/12	6
ABB Grain – Port Adelaide Terminal Agreement 2008	Oct 4/08 – Oct 5/11	42
ABB Grain Victoria and Tasmania Maltster Agreement 2009	Jul 1/09 – Jul 1/11	16
ABB Grain Victoria and Tasmania Maintenance	Jul 1/09 – Jul 1/11	6
ABB Grain - Country General Hands Agreement 2008	Mar 6/08 – Mar 6/11	920
ABB Grain – ABA Country Agreement 2008	Mar 6/08 – Mar 6/11	0
ABB Grain - Port Giles Agreement 2008	Feb 28/08 - Feb 28/11	44
ABB Grain – Brisbane (Malting) Enterprise Agreement 2009	Jan 8/09 – Jan 6/11	6
Outer Harbor Agreement 2009	Jul 22/09 – Nov 25/10	6
Joe White Maltings – Tamworth Maltsters Agreement 2007	Jul 12/07 – Jul 7/10	6
ABB Grain – Two Wells Agreement 2007	Jun 27/07 – Jun 27/10	13
ABB Grain – Melbourne Terminal Agreement 2007	Apr 18/07 – Apr 18/10	13
ABB Grain – Port Pirie Terminal Agreement 2007	Mar 27/07 – Mar 27/10	34
ABB Grain – Ardrossan Terminal Agreement 2007	Mar 21/07 – Mar 21/10	74
ABB Grain – Wallaroo Terminal Agreement 2007	Mar 1/07 – Mar 1/10	129
ABB Grain – Port Lincoln Terminal Agreement 2007	Feb 14/07 – Feb 14/10	29
ABB Grain – Thevenard Terminal Agreement 2006	Dec 13/06 – Dec 13/09	6
SWS Bulk Loading Plants Union Collective Agreement 2007	Jun 20/07 – Nov 25/09	84

In April of 2009, members of the Southern Wharf Services Union engaged in an illegal strike for twelve hours. The parties engaged in a Dispute Resolution Process, and civil proceedings as a result. These actions were withdrawn and on November 25, 2009, a collective agreement renewal was successfully negotiated.

In addition to the above, Joe White Maltings – Brisbane, Joe White Maltings – Victoria and Tasmania and Outer Harbour Union Greenfield agreements were successfully negotiated in 2009.

The collective agreements for the employees at the Thevenard Terminal, Port Lincoln Terminal, Wallaroo Terminal and the Adrossan Terminal expired in 2009 and are all currently being negotiated with bargaining continuing into 2010.

4.7 Environmental Matters

Viterra is subject to stringent federal, provincial and municipal laws and regulations relating to environment, health and safety and to the transportation, handling and storage of hazardous substances, such as certain crop protection products in the jurisdictions in which it operates. In accordance with an environmental policy adopted by the Board of Directors, all properties have environmental site assessments conducted upon acquisition and divestiture, periodic audits are completed for all facilities, and a quarterly report is prepared for the Risk Management Committee. The Company also monitors significant environmental matters of its affiliated companies.

The Company is in substantial compliance in all material respects with environmental laws and regulations. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition.

There is an Asset Retirement Obligation ("ARO") for decommissioning and reclamation of former Westco production sites and the former Earth Sciences lease (on the Calgary lands). The ARO recognizes the liability for the former production sites in Calgary and Medicine Hat, Alberta and the former Earth Sciences lease. The period to complete the reclamation project is estimated to be about nine years from the current date (pending receipt of required regulatory approvals and necessary physical conditions facilitating remediation activities). Management continues to believe that the ARO, as updated in fall 2008, is adequate. The Company's ARO was $17.5 million at October 31, 2009 (2008 - $22.1 million). All decommissioning and reclamation work in Calgary and Medicine Hat, Alberta is being conducted under plans approved by Alberta Environment. The Company is working with the Canadian Nuclear Safety Commission for regulatory approval of certain activities on the Earth Sciences site.

Interprovincial Co-operative Limited ("IPCO"), an affiliate in which the Company has a patronage interest, has sites in Winnipeg, Manitoba and Saskatoon, Saskatchewan, for which it is responsible to carry out remediation work due to contamination caused by its past operations. A thorough routine environmental site assessment was completed at the Winnipeg manufacturing site in September 2004. Based on the assessment, Manitoba Conservation ("MC") concluded that the site was in environmental compliance at that time but did ask IPCO to address potential inadequacies with the containment system. As part of the ongoing environmental monitoring at the site, contaminant concentrations in groundwater monitoring wells were tested and have shown to not have substantially changed in the years 2004, 2005, 2006 and 2008. The next round of sampling and reporting to MC will occur in 2010. The Saskatoon site had a herbicide soil contamination problem that was addressed by a remediation agreement that was executed by Saskatchewan Environment ("SE"), the Rural Municipality ("RM") of Corman Park and IPCO. The remediation work was completed in 2003 and a long-term site monitoring program was approved by SE. Neither the RM nor SE has required that any sampling of adjacent test wells be undertaken in 2009.

The Company faces environmental, health and safety risks because of the transportation, storage and handling of certain hazardous substances, such as certain crop protection products and fertilizers. Through its Environment, Health and Safety Policy, the Company has established processes in place to identify and assist in managing these risks as they arise. An example of this is the Incident Management Program that includes an emergency communication system as well as a fully trained and equipped emergency response team to mitigate environmental impacts should something occur. As preventive measures, site assessments are conducted upon acquisition and divestiture of facilities; periodic audits are completed and all crop protection

chemical warehouses comply with Agri-Chemical Warehouse Standards Association protocol, which requires recertification on a biannual basis.

The Company's facilities, and those of its affiliates, operate under various operating and environmental permits, licences and approvals that contain certain conditions that must be met, and the right to continue operating these facilities is, in a number of instances, dependent upon compliance with such conditions. Developments, such as the adoption of new laws and regulations, the imposition of more onerous requirements in environmental permits, licences and approvals or increasingly strict enforcement of existing laws and regulations, may require future expenditures to modify operations, install environmental control equipment, dispose of wastes or perform site cleanups.

5. GLOBAL TRENDS AND DEVELOPMENTS

Population Growth

The population growth in emerging economies is expected to continue to exceed growth in developed regions. According to IHS Global Insight, the population of Asia and Africa combined will reach 7.1 billion by 2050, or almost 80% of global population. If economic growth also continues to be higher in emerging economies, the increase in disposable income is expected to translate into a shift in diet toward an increase in protein and better quality grains and oilseeds.

Genetically Modified Organisms (GMOs)

Application of biotechnology in crops could have a dramatic effect on the grain handling industry. One major example is the genetic modification of canola to improve seed properties, increase hardiness and make it resistant to post emergent herbicides. Various market regions have reacted differently with respect to acceptance of these crops including banning imports (Europe), requiring labelling (Japan) or treating them no differently from non-GMO products (North America).

Food Safety and Security

Increased concern over the safety of food is focusing attention on the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe.

U.S. Bioterrorism Act - In 2002, the *U.S. Public Health and Bioterrorism Preparedness and Response Act* became law. The Act was designed to improve the ability of the U.S. to prevent, prepare for and respond to bioterrorism and other public health emergencies. The Food and Drug Administration ("FDA") is responsible for developing and implementing regulations on major provisions of the Act. In 2003, the FDA published two regulations in the U.S. Federal Register, which came into effect December 12, 2003:

Registration of Food Facilities – (Section 305 of the Act)
Prior Notice of Imported Food – (Section 307 of the Act).

As a major exporter of grains and oilseeds to the U.S., Viterra has complied with the U.S. regulations and is registered as a shipper/exporter.

Canadian National Marine Security Program - Announced in May 2004 by the Government of Canada, this program will mandate Canada's ports and marine facilities to modernize and strengthen their security systems and programs. Viterra has installed fencing, card lock systems and video cameras to secure its port facilities in Vancouver, British Columbia and Thunder Bay, Ontario to meet the program requirements.

Bio-Safety - The Cartagena Protocol on Bio-Safety came into effect in 2003 and is designed to contribute "to the safe transfer, handling and use of living modified organisms ("LMOs") resulting from modern

biotechnology that may have adverse effects on the conservation and sustainable use of biological diversity, taking into account risks to human health and specifically focusing on trans-boundary movements". The Bio-Safety Protocol is a mandatory, global labelling system that will affect the vast majority of world commodity trade. While it is in effect, Canada has not ratified the Protocol as there are a number of key issues that remain to be resolved.

Viterra is working with the Canada Grains Council to address these key issues, specifically:

- documentation and the requirement to identify the presence of an LMO;
- the form of sampling and testing required at the point of export and the associated cost; and
- the attribution of liability be addressed in the event of an inadvertent movement of genetically modified commodities.

ISO Quality and Food Safety Management Systems - In November 2007, implementation of the combined AU and Saskatchewan Wheat Pool quality management and food safety management systems began. Previously there were multiple registrations for the different types of grain operations. Viterra's quality and food safety management systems were recommended for continued registration in May 2008 to the ISO 9001:2000 quality management system and conformity to the ISO 22000:2005 food safety standard by NSF International Strategic Registrations, Ltd. This registration covers Viterra's grain handling facilities in Manitoba, Saskatchewan and Alberta as well as the port terminals in Thunder Bay, Ontario and Vancouver, British Columbia. Continued registration has also been obtained by the Quality Control Lab in Regina to the ISO 9001:2000 standard. In addition, Viterra's food safety management system has attained registration to the GMP+B2 standard (Good Manufacturing Practices) at some of our grain handling facilities that ship commodities such as flax to the European Union. GMP+B2 is a standard based in the Netherlands by the Dutch Feed Board for regulation of foreign suppliers of animal feed materials.

Viterra has also achieved continued registration to the CGC's Canadian Identity Preserved Recognition System ("CIPRS") at the Company's special crop facilities that handle mustard and at the organic facility in Rowatt.

The ISO 9001:2000 standard is an internationally recognized quality management system that focuses on the development of processes and procedures designed to provide the end-use customer with assurance of consistent product quality. The ISO 22000, a HACCP (Hazard Analysis Critical Control Points) based food safety management system, is designed to protect the food supply from biological, chemical and physical hazards. With many of the global events that have taken place recently (i.e. Listeriosis, Bio-terrorism, genetically modified organism concerns and bovine spongiform encephalopathy) along with the fact that ISO and HACCP are quickly becoming an industry standard, the implementation of quality systems and food safety programs has become increasingly important.

These registrations have significant benefits and are one of the many tools used to ensure destination customers are receiving consistent product quality and safe food product.

Growth of Biofuels

Escalating demand for energy is creating new demands for alternative energy sources. Biofuels are a renewable energy source produced from organic materials such as agricultural crops and organic residual matter.

On December 20, 2006, the federal Minister of the Environment announced the Canadian government would mandate an annual average renewable content of 5% in gasoline by 2010. In addition, the Government intends to mandate a 2% requirement for renewable content in diesel fuel and heating oil by 2012. The Minister of Agriculture and Agri-Food also announced $345 million in funding to encourage farmer participation in biofuel capital projects. The Agricultural Bioproducts Innovation Program and the Capital Formation

Assistance Program for Renewable Fuels Production are designed to create new market opportunities for Canada's agricultural producers.

Viterra is a supplier of feed grains to Husky Oil's Canadian ethanol processing operations.

6. RISK FACTORS

The following description of investment considerations and risk factors which the Company is subject to should be read in conjunction with the information contained in its 2009 "Management's Discussion and Analysis" under the subheading "Risks and Risk Management," which is incorporated herein by reference.

Adverse Weather Conditions

Adverse weather conditions represent a very significant operating risk affecting Viterra. Weather conditions affect the types of crops grown, the quality and quantity of grain production and the levels of farm inputs which, in turn, affect Viterra's sales mix, grain handling volumes and level of agri-products sales. Adverse weather conditions, such as periods of drought or wet weather, weather delays to crop planting or early frosts, can result in reduced crop production and, in turn, reduced grain handling and marketing volumes. Weather conditions prior to the planting of crops and during the crop cycle can also impact crop input sales. A reduction in grain handling and/or crop input sales because of adverse weather conditions can have a material adverse effect on the Company's financial results, business prospects and financial condition.

Political and Economic Risks

The world grain market is subject to numerous risks and uncertainties, such as global political and economic conditions, which can affect the Company's ability to compete in the world grain market and importing countries' abilities to purchase grain and other agri-food products. Both of these factors affect export levels of Board Grains and open market grains and oilseeds, which, in turn, affect the Company's handling volumes and have a material adverse effect on the Company's financial results, business prospects and financial condition.

International agricultural trade is affected by high levels of domestic production and global export subsidies, especially by the United States and the European Union. Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on commodity prices. Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian agri-food processing industry and cost Canadian jobs, especially jobs in rural Canada. While not the most significant sector overall for WTO members, the Agricultural sector is likely the most politicized. The political influence of the farm sector in both the EU and U.S. is very significant, and agricultural negotiations are driven as much by political needs as they are by economics. Developing nations typically have small manufacturing bases, and their agricultural sectors are critical to their economies. These concerns must also be accommodated in any agreement in the Agricultural sector.

After several attempts, the WTO reached agreement in July 2004 in Geneva on a framework for final negotiations (DOHA Round Framework Agreement). This is designed to result in:

- elimination of agricultural export subsidies;
- reduction in domestic agricultural support that encourages overproduction and leads to depressed prices;
- reduction of import duties that limit access to agricultural exports;
- the elimination of all trade-distorting practices of State Trading Enterprises ("STEs"); and
- the use of non-commercial export credits to export grain.

A major round of Ministerial discussions was held in Hong Kong in December 2005. While the talks fell short in that concrete agreement was not reached, there were areas of progress:

- A final date for the elimination of export subsidies has been established: 2013. The inability to arrive at any conclusion on market access and domestic support resulted in this date being deferred.

- The declaration does move forward the concept from the July 2004 framework that the larger subsidizers will have greater cuts and confirms that, in regards to "Domestic Support", the three-band approach that came out of the Geneva-based negotiations will be adopted. The EU will be in the highest band, the U.S. and Japan in the second band and the other WTO members in the third band. The next, politically difficult step is to define the size of the cuts in each of these three bands.

- On "Market Access" there was confirmation that the four-band approach would be used in regards to tariff reduction. Like the discussion on domestic support, this is intended to ensure that the highest tariffs received the greatest cuts.

While there has been progress within the WTO process since Hong Kong, it has been slow and, at times, talks have neared collapse. In an attempt to arrive at an agreement, key Ministers were called to meetings in Geneva in late July 2008. While the U.S. and the EU were prepared to compromise on areas such as domestic support and export subsidies, the Indian government's demands for special safeguards resulted in an impasse and talks were suspended.

There has been no substantial movement on the agriculture file and there is general consensus among the member states of the WTO that the United States has disengaged from the WTO negotiations. One view is that this delay simply reflects the reality of a new U.S. Administration and its attention to domestic issues. A WTO Ministerial meeting was held in the first week of December 2009, but it was not a WTO negotiating session, rather, a session to assess outstanding issues. It remains unclear whether or not a final WTO Agricultural text can be agreed to in 2010.

Changes in Regulation

Canada's grain industry and rail transportation is highly regulated. Under the CWB Act, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption grown in Western Canada. Since Board Grains accounted for approximately 50% of the grain handled by the Company for the year ended October 31, 2009, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased railcar allocation represents a return to a less commercial freight forwarding system and could have a material adverse impact on the competitive environment within western Canadian agriculture, and consequently, the Company's financial results, business prospects and financial condition.

Viterra's Australian and New Zealand operations are exposed to regulatory risks related to climate change including compliance risks, emissions trading exposures and increases in costs. The Company is involved in a large number of mandatory reporting programs in Australia including the *Energy Efficiencies Opportunities Act* and the *National Greenhouse and Energy Reporting* ("NGER") *Act*, being two of the more significant federal programs.

From July 1, 2008, Viterra Australia is required to report energy and emissions data under the NGER Act in preparation for an Emissions Trading Scheme ("ETS"), known as the Carbon Pollution Reduction Scheme

("CPRS"). Australia is attempting to introduce an ETS from July 1, 2012, but has been unsuccessful to date. The CPRS would impose a price on a tonne of carbon emitted and large emitters would have an obligation to purchase emissions permits. Energy, fuel and other inputs are expected to become more expensive with the introduction of an ETS in Australia. The CPRS would impact Viterra both directly, as it would have a liability to purchase permits for at least one of its malt facilities, and indirectly via price increases for other inputs.

The New Zealand emissions trading scheme's financial obligations commence on July 1, 2010 and are likely to result in increases in energy and fuel costs.

These regulatory changes and any further regulatory changes in Australia and New Zealand could have a material adverse impact on the Company's financial results, business prospects and financial condition.

Commodity Price and Market Risks

Viterra is a global commodity trading company subject to market price and foreign exchange fluctuations. Commodity trading is a growing part of Viterra's business and therefore an increasing exposure. Prices of agricultural commodities are influenced by a variety of regional and global factors that are beyond the control of the Company. These include various economic and weather-related conditions; governmental regulation and initiatives, including domestic and foreign farm programs and policies, trade subsidies, sanctions and barriers; outbreaks of crop diseases or insect infestations, and many other factors. Although the majority of the Company's grain handling revenue is volume-driven rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors can affect the Company's sales mix, handling volumes and the level of agri-products sales.

The Company also has exposure to commodity prices where there is a movement in the price on open market grains between the time of purchase and the time of sale by the Company. While the Company takes active steps to hedge this exposure, there are limitations, such as the size of forward contracts, and also the lack of a regulated futures market for certain specialty crops handled by the Company.

Prices of raw and processed agri-food commodities affect gross margins of the Company and its affiliated agri-food processing businesses. Lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of agri-products and agri-food processing sales and margins, and can have a material adverse effect on the Company's financial results, business prospects and financial condition.

Viterra employs a Commodity Risk Management Policy (the "Policy"), in which position limits are used to restrict the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Company also has a Natural Gas Risk Management Policy to assist in hedging the Company's exposure to the cost of natural gas used to manufacture nitrogen fertilizer. Various authorization limits are set by the Board's Audit Committee. Irrespective of the Company's Commodity Risk Management Policy and Natural Gas Risk Management Policy, changes in foreign currency rates or commodity prices or the Company's trading positions from time to time could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Employee Relations, Collective Bargaining and Third Party Relationships

Approximately 43.7% of Viterra's and its subsidiaries' workforce in North America and 75.0% of Viterra Australia, are unionized and are governed by a total of twenty-nine collective agreements. Collective bargaining has commenced for five of these collective agreements, and in each case there can be no assurance that the Company will be able to conclude new collective agreements or that labour disruptions will not occur.

A labour disruption can have a material adverse effect of the Company's financial results, business prospects and financial condition.

In North America, the Company is currently bargaining with the United Food and Commercial Workers for the Martensville, Saskatchewan Oat facility. Additionally, in Australia, the Company is bargaining the Ardrossan Terminal Agreement 2007, Wallaroo Terminal Agreement 2007, Port Lincoln Terminal Agreement 2007 and Thevenard Terminal Agreement 2006 collective agreements.

See "4.6 Description of the Business – Human Resources."

There can be no assurance that labour difficulties will not arise at one or more of the Company's facilities or any other company upon which Viterra is dependent for transportation or other services. The Company is subject to, among other things, stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such laws and regulations may become more stringent and comprehensive, and may result in modifications to the Company's facilities or practices that could involve significant additional costs.

The Company is also dependent on relationships with railway companies and other transportation services in connection with the movement of grain and other products, several of its information technology vendors under outsourcing arrangements and a number of other third party that provide key supplies or services to the Company. The loss of any of these services or products from these third party suppliers could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Acquisition Risk and Integration Risk

Any acquisition that Viterra may choose to complete may be of a significant size, may change the scale of Viterra's business and operations, and may expose Viterra to new geographic, industry, regulatory, operating and financial risks. Viterra's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Viterra. Any acquisitions would be accompanied by risks. For example: (i) there may be significant adverse changes to industry conditions in the target business after Viterra has committed to complete the transaction and established the purchase price or exchange ratio; (ii) Viterra may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform policies, systems and controls across the organization; (iii) the integration of the acquired business or assets may disrupt Viterra's ongoing business and its relationships with employees, customers and suppliers; (iv) the acquired business or assets may have unanticipated costs and unknown liabilities, which may be significant and not covered by an indemnity in an acquisition agreement; and (v) the acquired company may carry on a business that Viterra has not been previously engaged in and expose Viterra to business risks that it was not previously exposed to. There can be no assurance that Viterra would be successful in overcoming these risks or any other difficulties encountered in connection with such acquisitions. These risks and difficulties, if they materialize, could disrupt the Company's ongoing business, increase expenses and adversely affect Viterra's financial results, business prospects and financial condition.

In the event that Viterra elects to raise additional debt capital to finance any such acquisition, Viterra's leverage could be increased, exposing the Company to increased financial risk. If Viterra chooses to issue additional equity in connection with such an acquisition, existing shareholders would suffer dilution.

The acquisition of ABB (the "Acquisition") combines the businesses of two previously independent companies and expands Viterra's operations geographically to Australia and New Zealand where it previously did not have any operations or personnel. The success of the Acquisition generally, will depend significantly on management's success in integrating the predecessor companies' operations, personnel and technology. The Company's management faces the difficult and potentially time-consuming task of implementing uniform

standards, controls, procedures and policies across Viterra's businesses. In addition, the information systems integration to be completed in connection with the Acquisition is complex. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, the extent that management is required to devote significant time, attention and resources to the integration of operations, personal and technology as a result of the Acquisition, Viterra's ability to service its current customers and to develop new products and services may be impacted, which may adversely affect the Company's revenues and profitability. Any adverse affect on the Company's revenues or profitability resulting from integration difficulties may have a material adverse effect on the Company's operations, business, prospects and financial condition.

Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in foreign currencies and Viterra hedges substantially all foreign currency transactions using options, futures or forward exchange contracts, and through the use of natural hedges created by offsetting transactions.

The acquisition of ABB has exposed the Company to the impact of changes in the Australian dollar to Canadian dollar exchange rate on its net investment in ABB. For accounting purposes, ABB is considered to be a self-sustaining entity and therefore the impact of changes in the exchange rate will be recognized in the Accumulated Other Comprehensive Income (Loss) section of the Company's Consolidated Statement of Shareholders' Equity.

To the extent that the Company has not fully hedged its foreign exchange risks or any counterparty defaults in connection with any such hedges, an appreciation of the Canadian dollar against the American dollar, Australian dollar or other relevant currencies could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Availability of Credit and Credit Costs

General economic and business conditions that impact the debt or equity markets in North America, such as the global financial crisis in the fall of 2008, can impact the availability of credit to, and cost of, credit for the Company. The amount of interest the Company and its subsidiaries incur on their revolving credit facilities and other short-term borrowings fluctuates based on changes in short-term interest rates. Any economic event that limits the Company's access to capital or that precipitates a significant rise in interest rates could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Availability and Cost of Water in Australia

The Company produces more than 500,000 tonnes of malt each year in Australia and is a large industrial user of water in the malt process. There is a risk that water may become more expensive in Australia due to concerns over availability of drinking water for citizens. There is also a risk that water may not be available in sufficient quantity for Viterra's requirements.

The Company is addressing this risk by installing water recycling plants in two of its eight malt manufacturing plants and is reviewing the business case for extending this program to the remaining plants. Viterra is also funding a research program in Adelaide looking to develop varieties of barley that require single steeping during the malting process. Research into single steeping varieties of barley has the potential to reduce the water used in the malting process by 30 to 40 per cent and to significantly reduce the energy used.

An inability to access sufficient volumes of water for the Company's malt manufacturing facilities in Australia or a material increase in the cost of accessing such volumes of water could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Dependence on Key Personnel

The Company's business prospects and operations depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel, or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Environmental, Health and Safety Risks

In conducting its business, Viterra must comply with various federal, provincial/state and municipal environmental laws and regulations. Although the Company is in substantial compliance in all material respects, circumstances may arise in the future that cause this not to be true. New or amended environmental laws and regulations may require future expenditures by the Company to install environmental control equipment, modify operations or proceed with remediation of certain sites. Failure to comply could potentially subject the Company to fines and/or penalties. There can be no assurance that the Company will not experience difficulties in its efforts to comply with such laws and regulations in future years, or that the costs associated with the Company's continued compliance efforts will not have a material adverse effect on the Company's financial results, business prospects and financial condition. See "4.7 Description of the Business – Environmental Matters".

While a financial provision has been made for the expected remaining decommissioning and reclamation costs in connection with the former Westco Calgary, Alberta and Medicine Hat, Alberta facilities, the actual cost may exceed such estimates.

As well, the Company faces environmental, health and safety risks because of the transportation, storage and handling of certain hazardous substances, such as certain crop protection products and fertilizers.

The presence or release of hazardous substances could lead to claims by third parties as a result of the release of such substances and potentially could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Property and Liability Risk

Viterra conducts annual risk management reviews of each of its operating divisions and wholly-owned subsidiaries to assess the extent of insurance coverage in place. As part of the review, major facilities are inspected and loss prevention programs are discussed with managers of each facility.

Viterra has insurance policies that cover a variety of property and liability insurance needs. However, the potential still exists for an uninsured or partially insured loss or a default by one of the Company's insurers.

Food and Agricultural Product Risks

Food and agricultural products handled and processed by Viterra and its affiliates may include genetically modified crops. The commercial success of products developed using biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. If domestic or foreign government regulations or public attitudes resulted in the restriction of the import of, or reduction in the demand for, genetically modified crops, there could be a material, adverse affect on the Company's grain handling volumes.

Recent issues include the European Union's discovery of a GMO flax trait in Canadian shipments of flax and subsequent restriction of exports of flax to the EU. While a GMO flax was registered in Canada it was never commercialized and approvals for this trait were never applied for in the EU. As this is a non-approved event/trait there is a zero tolerance level within the EU. The Canadian government and industry have developed a protocol to limit the risk of non-approved events entering the EU export channel. However, going forward issues pertaining to the presence of GMO events in non-GMO shipments need to be addressed. There

is work underway to develop a Low Level Presence (LLP) protocol or tolerance level to acknowledge the possible low level presence of GMO's in agricultural shipments.

In addition to risks associated with acceptance of GMO's, food safety issues have also come to the fore with increased regulations regarding agricultural products both for human consumption and for animal feed. In general Viterra's ISO and HACCP protocols meet or exceed existing food/feed safety requirements. However, risk exists that country of import health standards could restrict trade. Recent issues in and around salmonella in canola meal for animal feed have significantly curtailed shipments of meal to the United States. While salmonella in canola meal posses minimal health risks the U.S. Food and Drug Administration has a zero tolerance level regarding salmonella. Industry is working with the Canadian Food Inspection Agency and the FDA to address potential health issues.

Recently, China has instituted a policy whereby shipments of canola must be certified free from blackleg, a disease common to canola wherever grown.

There is also a potential risk to the Company in connection with the safety of its food and animal feed products. The contamination of food products or animal feed, either accidentally or otherwise, in connection with Viterra's oat milling, malt production, animal feed production and other businesses could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Diseases and Other Livestock Industry Risks

The Company's investment in the livestock industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, export restrictions or trade barriers affecting the livestock industry, competition from present and future industry participants, public concerns over the environmental impact of large-scale livestock production, public concerns over Listeriosis, BSE, H1N1 and avian flu and any new environmental food inspection agency regulations that may result from such concerns. If the North American or New Zealand livestock industry was affected by an outbreak of reportable disease, domestic and export marketings of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Credit Risk

Viterra is exposed to credit risk through its counterparties in the event of non-performance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. The Company monitors the credit ratings of its counterparties on an ongoing basis. The Company requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business settle changes in contract positions on a daily basis.

Viterra regularly evaluates its counterparty risk with respect to its relationships with global customers and employs solid risk management practices to manage those relationships. The Company controls its exposure to counterparty risk through credit analysis and approvals, credit limits, and monitoring procedures. Changes in the economic, political and market conditions may impact counterparty risk, which could have a material financial impact.

Trade receivables comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Viterra Financial. In addition, the Company continues to provide financing to certain purchasers of feed and livestock under its regular trade credit program. The Company has also provided certain indemnifications to the

Canadian chartered bank providing credit through Viterra Financial™. As a result, the Company is exposed to the credit risk associated with certain of its customers.

Viterra manages its exposure to potential credit risk in respect of trade receivable contracts through analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables, except for a concentration in receivables from the CWB, limits its exposure to credit risk. Under Viterra Financial™, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

However, negative credit experience with the Company's counterparties or customers could have a material adverse effect on the Company's financial results, business prospects and financial condition.

Access to Information Systems

Viterra places significant reliance on information technology. Due to a number of corporate acquisitions over the last several years, Viterra is currently operating with a number of different information systems. Its information systems include custom-developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition the Company relies upon telecommunications services to interface its global operations, customers and business partners. The information and embedded systems of key business partners and regulatory agencies are also important to the Company's operations.

Viterra endeavours to mitigate some of the risk of interruption by contracting business resumption services to global third-party service providers. The failure of any such systems for a significant time period could have a material adverse effect on the Company's financial results, business prospects and financial condition.

7. MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" relating to the Company's Consolidated Financial Statements for the year ended October 31, 2009 and the year ended October 31, 2008 is incorporated herein by reference and forms an integral part hereof.

8. DIVIDEND POLICY

Viterra has not paid any dividends on its shares in the last three fiscal years. In addition, the Company's loan documents provide for certain customary restrictions on its ability to pay dividends or make distributions with respect to outstanding securities. The Board of Directors may, in the future, consider a policy of paying dividends, within the context of market conditions, cash flow expectations and the appropriate use of any excess cash.

9. SHARE CAPITAL

The Company's authorized capital consists of an unlimited number of Common Shares. The holders of the Common Shares are entitled to receive notice of, to attend and to cast one vote per Common Share held at all meetings of the holders of the Common Shares. The holders of the Common Shares are entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of the Common Shares are entitled to receive, equally on a share-for-share basis, the remaining assets of the Company in the event of liquidation, dissolution or winding up of the Company or other distribution of assets and property of the Company among its shareholders for the purpose of winding-up its affairs. As at October 31, 2009, 371,596,508 Common Shares were issued and outstanding.

On September 23, 2009 Viterra issued 68,629,939, CHESS Depositary Interests ("CDIs"). As of December 31, 2009, 31,332,062 CDIs (with the underlying common shares held in trust included in the above noted issued common share number) remain issued and outstanding. CDIs are units of beneficial ownership held and registered with a depositary clearing house in Australia. See "10. Market for Securities".

10. MARKET FOR SECURITIES

The Common Shares are traded publicly on the Toronto Stock Exchange ("TSX") under the stock symbol "VT". The price range and trading volume for the Common Shares were as follows:

Month	High	Low	Close	Volume	Average Daily Volume
October 2008	10.28	5.47	7.65	45,984,659	2,090,212
November 2008	9.24	6.50	7.70	34,728,910	1,736,446
December 2008	9.65	6.63	9.50	29,340,909	1,467,045
January 2009	9.87	7.95	9.25	17,639,517	839,977
February 2009	11.16	9.01	10.12	15,814,522	832,343
March 2009	10.08	8.62	8.78	22,338,654	1,015,393
April 2009	10.50	8.36	8.70	26,206,702	1,247,938
May 2009	9.30	8.65	9.25	42,070,901	2,103,545
June 2009	10.44	9.20	10.10	38,461,236	1,748,238
July 2009	10.10	8.81	9.07	30,177,545	1,371,706
August 2009	9.98	8.75	9.64	22,194,405	1,109,720
September 2009	10.89	9.06	10.68	56,343,809	2,683,038
October 2009	11.80	9.89	10.30	36,066,088	1,717,433

Source: Toronto Stock Exchange

CDIs can be bought or sold on the Australian Securities Exchange ("ASX") under the symbol "VTA" and are convertible at any time into Viterra common shares. The price range and trading volume for CDIs were as follows:

Month	High*	Low*	Close*	Volume	Average Daily Volume
September 2009**	11.23	10.64	11.05	461,454	92,291
October 2009	12.00	10.39	10.47	3,389,421	154,065

Source: Thomson Reuters
* In Australian Dollars
** September figures are for five trading days, September 24 to 30.

11. RATINGS

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
Dominion Bond Rating Service Ltd.	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Rating Under Review

Standard & Poor's ("S&P")

On July 31, 2008, S&P raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to S&P, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BBB is defined as having adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories.

Dominion Bond Rating Service Ltd.

On October 29, 2009, Dominion Bond Rating Service ("DBRS") confirmed the rating on both Viterra's Senior Unsecured Notes and Term Credit Facility at BBB (Low) with a stable trend. According to DBRS, the acquisition of ABB provides a number of potential benefits including exposure to high-growth markets, enhanced business and geographic diversification and reciprocal best practice efficiencies.

DBRS's credit ratings for long-term debt instruments range from AAA to D. A rating of BBB is defined as having adequate credit quality. Protection of interest and principle is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The addition of "(high)" or "(low)" is an indication of the relative standing within the major rating category.

Moody's Investors Services

On June 26, 2009 Moody's Investors Service assigned a Ba1 rating to Viterra's $300 million of new public notes, one notch below investment grade, and affirmed the Company's other ratings. However, Moody's maintained the review for possible downgrade, initiated on May 19, 2009 and prompted by the announcement of the proposed acquisition of ABB. On December 8, 2009 Moody's again maintained the review for possible downgrade due to a technical breach of loan covenants of ABB which were yet to be waived by the ABB lending syndicate. Moody's noted that if the covenant issues are successfully addressed it is likely that Viterra's existing ratings would be confirmed. Subsequently, Viterra Australia finalized a waiver of the covenant breach with the Australian loan syndicate on December 29, 2009.

Moody's credit ratings for long-term debt instruments range from Aaa to C. A rating of Ba is defined as having speculative elements and the future cannot be considered as well assured. Often the protection of

interest and principle payments may be very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category.

It should be understood that a security rating is not a recommendation to purchase, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

12. DIRECTORS

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units
Thomas Birks, Montreal, QC	Chairman (1) Director	2008-2010 2005-2010	[1]President, Birinco Inc.	62	45,004	72,547
Vic Bruce, Tuxford, SK	Director (2)	2002-2010	[2]President, Sunrise Farms	61	1,402	33,335
Thomas Chambers, Vancouver, BC	Director (2)(3)	2006-2010	[3]President, Senior Partner Services Ltd.	65	10,000	58,263
Paul Daniel, Australia	Director (2)	2009-2010*	Primary Producer	45	33,182	0
Bonnie DuPont, Calgary, AB	Director (3)	2008-2010	[4]Group Vice President, Corporate Resources, Enbridge	63	6,500	22,393
Perry Gunner, Australia	Deputy Chair (1) Director	2009-2010* 2009-2010	Company Director	63	18,673	0
Tim Hearn, Calgary, AB	Director (1)	2008-2010	[5]Chairman, President and CEO of Imperial Oil Limited	65	40,000	19,560
Dallas Howe, Calgary, AB	Director (1)(3)	2005-2010	[6]CEO of DSTC Ltd. GE Healthcare Information Technologies (2002-2005)	65	121	54,062
Harold P. Milavsky, Calgary, AB	Director (1)	2003-2010	[7]Chairman, Quantico Capital Corporation	78	25,000	42,820
Kevin Osborn, Australia	Director (2)	2009-2010*	Professional Non-Executive Director	59	5,907	0
Herb Pinder, Jr., Saskatoon, SK	Director	2003-2009*	[8]President, Goal Group of Companies	62	138,333	56,874
Larry Ruud, Vermilion, AB	Director (2)	2008-2010	[9]Advisory Services Partner, Meyers, Norris, Penny LLP [10]President & CEO, One Earth Farms	45	0	29,220

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units
Mayo Schmidt, Calgary, AB	Director President and Chief Executive Officer Chief Executive Officer	2005-2010 2005-2010 2000-2005	President and Chief Executive Officer of the Company	52	414,455	Note 11
Max Venning, Australia	Director (3)	2009-2010*	Primary Producer	62	139,679	0

*Messrs. Daniel, Gunner, Osborn and Venning were appointed on September 23, 2009. Mr. Pinder resigned on September 23, 2009 to facilitate these appointments. He sits as a Board observer.

Notes:
[1] Birinco Inc. is an investment company.
[2] Farming operation.
[3] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies.
[4] Enbridge is an energy transportation and distribution company.
[5] Imperial Oil Limited is a producer of crude oil and refiner and marketer of petroleum products.
[6] DSTC Ltd. is a technology investment company.
7 Quantico Capital Corporation's main business is real estate ownership development and management.
[8] Goal Group of Companies is engaged in investment management generally, with a particular focus on a series of private equity funds of early stage oil and gas exploration and production companies.
[9] Meyers Norris Penny LLP is a chartered accounting and business advisory firm.
[10] One Earth Farms is a large scale, fully-integrated corporate farming entity utilizing First Nation's farmland.
[11] Mayo Schmidt does not participate in the Directors' DSU Program.

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

13. OFFICERS

Name	Municipality	Office
Mayo M. Schmidt	Calgary, AB	President and Chief Executive Officer
Francis Malecha	Calgary, AB	Chief Operating Officer
Rex McLennan	Calgary, AB	Chief Financial Officer
Rob Gordon	Adelaide, SA	President South-East Asia and Senior Vice-President
Steven Berger	Calgary, AB	Senior Vice-President, Human Resources & Transformation
Donald Chapman	Singapore	Senior Vice-President, International Grain
Raymond Dean	Regina, SK	Senior Vice-President and General Counsel/Corporate Secretary
Karl Gerrand	Portage la Prairie, MB	Senior Vice President, Food Processing
Robert Miller	Regina, SK	Senior Vice-President, North American Grain
William Mooney	Vancouver, BC	Senior Vice-President, Feed Products
Andrew Muirhead	Calgary, AB	Senior Vice-President, Corporate Development
George Prosk	Winnipeg, MB	Senior Vice-President, Financial Products
Colleen Vancha	Regina, SK	Senior Vice-President, Investor Relations & Corporate Affairs
Doug Wonnacott	Regina, SK	Senior Vice-President, Agri-Products
Mike Brooks	Regina, SK	Chief Information Officer and Vice-President Information Technology
Ron Cameron	Regina, SK	Vice-President, Group Controller
Grant P. Theaker	Regina, SK	Vice President & Treasurer

Notes:
All of the above officers have been engaged for more than five years in their present positions, or substantially similar positions or other executive positions with Viterra or its subsidiaries except for:

- Rex McLennan, who, prior to January 29, 2008, served as Executive Vice-President and Chief Financial Officer for Vancouver 2010 "VANOC", the organizing committee for the 2010 Olympic and Paralympic Winter Games and prior to that, was Executive Vice-President and Chief Financial Officer for Placer Dome Inc;
- Rob Gordon, who, prior to January 2009, was CEO and Managing Director of Dairy Farmers Pty Ltd. in Sydney and, prior to that, was Managing Director, Goodman Fielder Consumer Foods Pty Ltd.
- Steven Berger, who, prior to January 2007, was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture;
- Donald Chapman, who, prior to October 2007, was Managing Director – Chief Trader at Toepfer International, Asia Pte Ltd.;
- Robert Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Andrew Muirhead, who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and, prior to that, was Vice-President and Director of Investment Banking at TD Securities Inc.;
- George Prosk, who, prior to June 2007, was Vice-President of Financial Markets at Agricore United;
- Doug Wonnacott, who, prior to January, 2008, was Vice-President of Agriliance LLC;
- Ron Cameron, who, prior to February 2005, was Vice-President and Chief Financial Officer at Saskferco Products Inc.

At October 31, 2009, the Directors and senior officers of Viterra, as a group, beneficially owned or controlled, directly or indirectly, 2,208,997 Common Shares of the Company, which represents 0.59% of the total outstanding Common Shares.

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under the *Companies' Creditors Arrangement Act* (Canada). The securities of certain entities that owned and operated these hog operations on behalf of the Company and other shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

14. AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter of the Company is attached as "Appendix B". This charter is reviewed annually and the most recent review was conducted in March 2009.

Composition of the Audit Committee

The members of the Audit Committee are Messrs. Bruce, Chambers, Daniel, Osborn, and Ruud. Mr. Chambers chairs the Audit Committee. The Board of Directors has determined that each is independent and financially literate within the meaning of National Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators.

Relevant Education and Experience

The members of the Audit Committee and their relevant education and experience are as follows:

Member	Relevant Education and Experience	Period as a Committee Member
Vic Bruce	- President of Sunrise Farms Ltd. - Bachelor of Education degree, majoring in Economics - A graduate of the Canadian Agricultural Lifetime Leadership Program - Has served on boards of various private and public companies - Currently enrolled in the Institute of Corporate Directors, Directors' Education Program	1 month
Thomas Chambers	- Fellow Chartered Accountant - Considerable other board and audit committee experience - Former Partner with PricewaterhouseCoopers LLP - Graduate of the Directors Education Program of Corporate Directors	2 years
Paul Daniel	- Founding Director of Direct Fertilizer, one of South Australia's leading fertilizer companies - Fellow of the Australian Institute of Company Directors - Farmer with experience on other corporate boards - Urrbrae certificate in Agriculture, a leading agricultural college in Southern Australia	1 month
Kevin Osborn	- Foundation Fellow, Australian Institute of Company Directors - Fellow Professional of the National Institute of Accountants - 30 year career in international financial markets	1 month
Larry Ruud	- Current Partner with Meyers Norris Penny LLP - Manages farm land - Graduate of the University of Alberta, with Master's of Science in Agricultural Economics and a Bachelor of Science degree in Agricultural Economics	2 years

Pre-Approval Policies and Procedures

In June 2005, the Audit Committee adopted a policy regarding the provision of non-audit services by its external auditors. All non-audit engagements to be undertaken by the external auditors must be approved by the Audit Committee after assessing the impact on the external auditors' objectivity and independence.

External Auditor Service Fees

During the past year ended October 31, 2009 and the year ended October 31, 2008, the Company accrued or paid the following professional fees to its auditors, Deloitte & Touche LLP:

Service	2009 Fees	2008 Fees	Description of Types of Services Rendered
Audit	$1,225,773	$1,216,185	Core audit fees
Audit Related	$677,173	$274,687	Includes work related to quarterly filings, prospectus documents and review of securities filings
Tax	$62,967	$8,313	Includes tax compliance review and other tax planning
All Other Fees	$150,558	$3,180	Services that are not related to the above, including property tax

15. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's Common Shares is Computershare Trust Company of Canada at its principal office in the cities of Toronto, Ontario and Calgary, Alberta.

The transfer agent and registrar for the Company's CDIs is Computershare Investor Services Pty Limited at its principal office in the cities of Melbourne, Sydney, Brisbane, Perth and Adelaide.

16. AUDITORS

Deloitte & Touche LLP, Chartered Accountants, 900, 2103 – 11th Avenue, Regina, Saskatchewan S4P 3Z8 are the external auditors for Viterra.

17. ADDITIONAL INFORMATION

Additional information, relating to the Company is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's name at www.sedar.com and on the Company's website at www.viterra.ca. Additional financial information is contained in the Company's comparative financial statements for the year ended October 31, 2009 and the year ended October 31, 2008 and the Company's Management Discussion and Analysis relating to the same. Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Information Circular dated January 28, 2009 and will be contained in the Company's Management Information Circular for its annual meeting of shareholders that will be held on March 10, 2010. Shareholders may contact the Senior Vice-President, Investor Relations & Corporate Affairs, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4525 or email investor@viterra.ca to request copies of any of the foregoing documents.

APPENDIX A – INTERCORPORATE RELATIONSHIPS

The following list identifies the principal subsidiaries and other entities that Viterra had a controlling (more than 50%) interest in on November 1, 2009, the percentage voting interest held and the jurisdiction of incorporation.

Subsidiaries and other Entities	Notes	Viterra's Voting Interest	Incorporating Jurisdiction for each Subsidiary
Viterra Japan Ltd. (formerly XCan Far East Ltd.)		100.00%	Japan
614429 Alberta Inc.		100.00%	Alberta
1403795 Alberta Ltd.		100.00%	Alberta
Canadian Pool Agencies Limited		100.00%	Canada (Federal)
Pool Insurance Company		100.00%	Canada (Federal)
Agricore United Holdings Inc.		100.00%	USA (Delaware)
AgPro Grain Holdings (U.S.) Inc.	Note 1		USA (Delaware)
Demeter (1993) Inc.	Note 1		USA (Minnesota)
Unifeed Hi-Pro Inc.	Note 1		USA (Texas)
Unifeed Inc.	Note 2		USA (Montana)
Interprovincial Cooperative Ltd.		54.43%	Canada
1369570 Alberta Ltd.		100.00%	Alberta
Viterra Asia PTE Limited	Note 3		Singapore
Tinna Viterra Trade Private Limited	Note 4		India
Viterra Europe Cooperatie U.A.	Note 5		Netherlands
Viterra Europe B.V.	Note 6		Netherlands
Viterra SA	Note 7		Geneva
1463832 Alberta Ltd.		100%	Alberta
A.C.N. 137 191 023 Pty Ltd.	Note 8		Australia
Viterra Australia Pty Ltd.	Note 9		Australia
ABB Grain Ltd.	Note 10		Australia

Notes:

1. These entities are owned 100% by Agricore United Holdings Inc.
2. This entity is owned 100% by Agricore United Holdings Inc. and effective December 31, 2009 will be merged with Unifeed Hi-Pro Inc.
3. This entity is owned 100% by 1369570 Alberta Ltd.
4. This joint venture is owned 60% by Viterra Asia Pte Limited
5. This entity is owned 96.583% by 1369570 Alberta Ltd. and 3.417% by 1463832 Alberta Ltd.
6. This entity is owned 100% by Viterra Europe Cooperatie U.A.
7. This entity is owned 100% by Viterra Europe B.V.
8. This entity is owned 100% by 1463832 Alberta Ltd.
9. This entity is owned 100% by A.C.N. 137 191 023 Pty Ltd.
10. This entity is owned 100% by Viterra Australia Pty Ltd.

APPENDIX B

VITERRA INC.

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors March 2009

OBJECTIVES

Primary responsibility for Viterra Inc.'s (the "Company") consolidated financial reporting and control systems is vested in Corporate Management and is overseen by the Audit Committee on behalf of the Board of Directors. The Audit Committee is a standing committee of the Board established to:

1. Regularly report to the full Board to assist the Board in fulfilling its fiduciary responsibilities in regard to financial reporting, internal control systems, relationships with auditors, legal and ethical conduct, and accountability for the use of assets.

2. Ensure that appropriate due diligence has been directed towards the control, accountability, and financial reporting functions of the Company.

3. Communicate effectively with the Board, external auditor, internal auditors, and senior management.

4. Ensure the independence of the external and internal auditors.

5. Fulfill its oversight responsibility relating to risk management processes.

AUTHORITY

The Board of Directors grants the Audit Committee the authority to carry out the specific responsibilities outlined in this Charter, in order to achieve its stated objectives. The Audit Committee shall have access to personnel, documents, records and resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee's scope of responsibilities and is empowered to retain special legal, accounting, or other consultants to advise the Committee.

MEMBERSHIP

The Committee shall be composed of five Directors; all of whom will be Independent Directors (as that phrase is defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators as amended from time to time), selected by the Board on an annual basis. The Board will annually elect one of the Committee members to serve as the Committee Chairperson who has the appropriate level of financial expertise (e.g. accounting designation or professional experience). All members of the Committee must have reasonable knowledge of the agricultural industry and be financially literate (possesses the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that could be reasonably expected to be encountered at the Company), or acquire such financial literacy within a reasonable period of time after appointment to the Committee.

Each member shall be free of any direct or indirect material relationship with the Company that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement. All members may serve any number of consecutive terms in order to ensure some continuity to the Committee. In the event of mid-term vacancies, the Board will elect replacement directors to complete the term. All decisions require majority approval of the Committee.

MEETINGS/ATTENDANCE/AGENDA

The Committee will meet at least quarterly. A quorum shall consist of three members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

Meetings may be held at the call of the Chairperson or any member of the Audit Committee or the external auditor of the Company. A meeting of the Audit Committee may be held and duly constituted at any time without notice if all the Audit Committee members are present or, if any be absent, those absent have waived notice or signified their consent in writing to the meeting being held in their absence.

The Chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors. Minutes of Audit Committee meetings will be circulated to all Board members upon approval by the Committee.

SPECIFIC RESPONSIBILITIES AND DUTIES

A. Annual Information

1. Review the annual consolidated financial statements and recommend their approval to the Board, after discussing with management and the auditors, matters pertaining to:
   - the selection, application, and quality of accounting policies;
   - significant accounting judgements, accruals and estimates; and
   - significant disclosure or presentation issues addressed by management, the external auditor, and the internal auditor during the course of the audit and preparation of the financial statements.

2. Review and recommend for approval by the Board of Directors, the annual Management's Discussion and Analysis (MD&A).

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the audited financial statements, together with any financial information included in the annual MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review the planning and results of the external audit, including:
   - the engagement letter and projected audit fee;

- the scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits, extent of internal control testing, and co-ordination with internal audit;
- various reports issued by the external auditor including
  - the auditor's report
  - all critical accounting policies and practices used,
  - material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management,
  - ramifications of the use of alternative disclosures and treatments,
  - treatment preferred by the external auditors, and
  - any material written communications between the external auditors and management (i.e.; management representation letter, internal control letter, schedule of unadjusted differences); and
- any errors detected by the audit, how they were resolved with management, and whether they indicate a weakness in the reporting and control system.
- Any other matters required to be communicated to the Audit Committee by the external auditors under generally accepted auditing standards, applicable law or listing standards.

5. Review and recommend for approval by the Board of Directors, any news releases dealing with financial issues in accordance with the Company's Disclosure Policy.

6. Review and recommend for approval by the Board of Directors, the Annual Information Form.

B. Interim Financial Information

1. Review and recommend for approval by the Board of Directors, all interim financial statements and management's discussion and analysis, and any other financial information to be included in the Interim Filings that are published or issued to regulatory authorities.

2. The Committee shall obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements.

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the quarterly financial statements, together with any financial information included in the quarterly MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review any other matters required to be communicated to the Audit Committee by the external auditor under generally accepted auditing standards, applicable law or listing standards.

C. Risk Management, Accounting, and Internal Controls

1. Review and evaluate the critical areas of risk and exposure as determined by management for the Company including but not limited to: insurance protection, environmental, health and safety issues, industry factors, treasury/credit including derivatives, counter-party credit risk, and other areas as determined from time to time.

2. Review any emerging accounting issues and regulatory initiatives and their potential impact on the Company's financial statements and other public disclosures.

3. Review and approve all significant related party transactions.

4. Obtain reasonable assurance from discussions with and/or reports from management, the external auditor, and the internal auditor that the company's accounting systems and internal control systems are reliable, effective, and comply with authorities.

5. Direct the external auditor's examinations to specific areas as deemed necessary by the Committee.

6. Review significant control weaknesses identified by the external and the internal auditor, along with management's response.

7. Review management representations regarding salaries and wages, source deductions, tax obligations and environmental liabilities or judgements.

D. External Auditor Independence

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders.

The External Auditor shall report directly to the Audit Committee.

Strengthen and preserve external auditor independence by:

- holding periodic in-camera sessions with the external auditor;
- approving, in advance, all non-audit engagements undertaken by the audit firm for the Company after assessing their impact on the external auditor's objectivity and independence;
- assessing the performance of the external auditor and developing resolutions related to the reappointment or any proposed change in external auditors to the Annual Meeting of Shareholders;
- discussing with management and the external auditors, the rotation plan (including the timing and process for implementing the plan) for all of the audit partners active on the engagement;
- reviewing the co-operation received by the external auditor from management;
- receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company;
- ensuring the establishment of policies relating to the Company's hiring of employees or former employees of the external auditor if such individuals have participated in the audit of the Company, as required by law; and
- reviewing a report from the external auditor describing:
    - the firm's internal quality control procedures; and
    - all relationships between the external auditor and the Company.

E. Internal Audit

1. Strengthen and preserve the independence of Internal Audit by having regular in-camera sessions with the Internal Auditor.

2. Approve the appointment, replacement, reassignment, or dismissal of the Director of Audit Services.

3. Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes, including linkage to business objectives and management's success and risk factors.

4. Consider and review the following issues with management and the Director of Audit Services:
   - significant findings of internal audit as well as management's response to them
   - any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information
   - the internal audit department budget and staffing
   - the internal audit charter
   - compliance with *The IIA's Standards for the Professional Practice of Internal Auditing*

5. Direct Internal Audit to any specific areas the Committee deems necessary.

6. Review the annual performance and compensation of the Director of Audit Services.

F. Ethical and Legal Conduct

1. Review and evaluate the adequacy of systems and practices in place to provide reasonable assurance of compliance with laws, regulations, and standards of ethical conduct, with respect to the financial affairs of the Company.

2. Receive and review updates from management and general counsel on compliance matters and litigation claims or other contingencies that could have a significant impact on the financial position or operating results of the Company.

3. Establish procedures for:
   (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
   (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. Require reporting of all fraudulent and illegal acts to the Committee along with management's response to them.

G. Other

1. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2. Annually self-assess whether the Audit Committee has carried out the responsibilities defined in the Audit Committee Charter and report these results to the Board of Directors.

3. Arrange for disclosure of or appropriate access to the Audit Committee Charter for all shareholders of the Company including posting the Charter on the Company's website.

4. The Audit Committee will undertake development and education activities as deemed appropriate.

5. Annually review management's succession plans for financial and auditing staff, and approve the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

6. Hold in-camera sessions on a quarterly basis and at the discretion of the Chair.

7. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or Board deems necessary or appropriate.

8. Review and evaluate management's disaster recovery and business resumption plans including the results of testing those plans.

9. Annually review the Company's disclosure controls and procedures and submit any recommended revisions to the Nominating/Corporate Governance Committee for review and approval.

RECEIVED
2010 JAN 26 P 12:22

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Viterra Inc.

Fiscal year end date used to calculate capitalization: October 31, 2009

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most resent fiscal year end		371,596,508(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		$9.42 (ii)
Market value of class or series	(i) X (ii) =	$3,500,439,105(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		- (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)

8% Senior Unsecured Notes due April 8, 2013 - $100M	$102,830,000 (C)
8% Senior Unsecured Notes due July 7, 2014 - $300M	$318,780,000(D)
8.5% Senior Unsecured Notes due August 1, 2017 - $200M	$213,240,000(E)

(market value for the Notes based on over the counter trading price quoted on Oct. 31, 2009

Capitalization
(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $4,135,289,105

Participation Fee $29,700
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

($25 million to under $50 million = $1,300 Participation Fee)
($50 million to under $100 million = $ 3,200 Participation Fee)
($100 million to under $250 million = $ 6,700 Participation Fee)
($250 million to under $500 million = $14,700 Participation Fee)
($500 million to under $1 billion = $20,500 Participation Fee)
($1 billion to under $5 billion = $29,700 Participation Fee)
($5 billion to under $10 billion = $38,300 Participation Fee)
($10 billion to under $25 billion = $44,700 Participation Fee)
($25 billion and over = $50,300 Participation Fee)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee X Number of entire months remaining in the issuer's fiscal year}}{12} = ____$$

Late Fee, if applicable ____
(As determined under section 2.5 of the Rule)



2010 JAN 26 P 12:20

Exemption #: 82-5037

January 21, 2010

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of three news releases, which were filed on the Toronto Stock Exchange and provincial securities commission.

2. Copies of Form F52-109F1 – Annual Certifications of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed on the Toronto Stock Exchange and provincial securities commission.

3. Copy of the Annual Management's Discussion and Analysts, which were filed on the Toronto Stock Exchange and provincial securities commission.

4. Copy of the Auditors Report, Management's Letter and Financial Statements and Notes and covering letter, which were filed on the Toronto Stock Exchange and provincial securities commission.

5. Copy of Form 13-502F1, Class 1 Reporting Issuers – Participation Fee, which were filed on the Toronto Stock Exchange and provincial securities commission.

6. Copy of Viterra's Annual Information Form, which were filed on the Toronto Stock Exchange and provincial securities commission.

Yours truly,

Debbie Jargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment



RECEIVED
2010 JAN 26 P 2:20

For Immediate Release
January 21, 2010
Calgary, Alberta
Listed: VT:TSX; VTA:ASX

Viterra Highlights Year-end Results

In fiscal 2009, Viterra's consolidated sales and other operating revenues reached $6.6 billion compared to $6.8 billion in 2008. The Company shipped 17.0 million tonnes of grains and oilseeds, an all-time record for its North American operations. Declining commodity pricing had the greatest impact on results for 2009, with fertilizer pricing and margins down substantially from 2008.

For the year ended October 31, 2009, Viterra generated EBITDA (see Non-GAAP Measures for the definition) of $323.7 million, which compares to $532.6 million last year. Excluding a first quarter fertilizer inventory write-down, EBITDA was $351.8 million for 2009.

Viterra's full year results reflect record grain shipments, a leveling of gross margins per tonne and the impact on contributions from a significant decline in fertilizer margins. Viterra's quarterly and annual results also include contributions from Viterra's Australian operations for the period from September 24, 2009 to October 31, 2009 (38 days).

Viterra's net earnings for the fiscal year were $113.1 million (or $0.45 per share) compared to $288.3 million (or $1.31 per share) last year, a good result in a year in which the industry experienced dramatic changes in fertilizer pricing. For the fiscal year ended October 31, 2009, the Company generated cash flow provided by operations (see Non-GAAP Measures) of $223.4 million, or $0.89 per share and free cash flow of $148.1 million which compares to $400.7 million in 2008. (Viterra defines its free cash flow as cash flow provided by operations less capital expenditures, but prior to working capital changes - see Non-GAAP Measures).

A summary of Viterra's results for the quarter and year ended October 31, 2009, begins on Page 2 of this release. Please note that Viterra's Annual Consolidated Financial Statements, Notes and Management's Discussion and Analysis ("MD&A") will be filed on SEDAR and available on the Company's website (www.viterra.ca) later today. A conference call is scheduled for 8:00 a.m. EST. Details are available on Viterra's website, under News Releases.

Mayo Schmidt, President and Chief Executive Officer, commented on the year, "Fiscal 2009 was a defining year for Viterra, one in which we significantly broadened our global presence through the acquisition of ABB Grain Ltd in Australia. We executed a $1.4 billion transaction and, as promised, retained a very strong capital structure with over $1 billion of cash and short-term investments on our balance sheet. Approximately $800 million is available for future growth initiatives. We completed the year as a more geographically diverse company, yet we maintained the financial stability that has become our hallmark. It is this discipline that will allow us to explore additional opportunities as we move forward, while being careful stewards of the financial resources entrusted to us by our shareholders and lenders."

Viterra's total debt-to-capital ratio at October 31, 2009 remained strong at 31%. The Company had no cash drawings on its $800 million North American line of credit at year-end, and had approximately $597 million drawn on the AUD $1.2 billion operating facility that funds the Australian and New Zealand businesses.

Key Financial Information *(in thousands - except percentages, pts and ratios)*	At October 31,		*Change*
	2009*	2008	
Total Debt	**$ 1,574,714**	$ 627,857	*$ 946,857*
Total Debt, Net of Cash and Cash Equivalents **	**$ 541,639**	$ (41,153)	*$ 582,792*
EBITDA *(Twelve Months ended October 31)* **	**$ 323,698**	$ 532,604	*$ (208,906)*
Ratios			
Current Ratio	**2.23 x**	2.54 x	*(0.31 x)*
Total Debt-to-Capital	**31.0%**	22.2%	*8.8 pt*
Long-Term Debt-to-Capital	**25.2%**	21.6%	*3.6 pt*

* *Fiscal 2009 includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

** *See Non-GAAP Measures.*

From an operational perspective, the western Canadian harvest was essentially complete by the end of November, 2009. Production for the six major grains is estimated to be 51.8 million metric tonnes, or approximately 5% above the 10-year average. Crop quality was generally good with later harvested crops experiencing some quality issues due to excessive moisture in the fall period. Management estimates fiscal 2010 industry receipts in Western Canada of 32.0 to 33.0 million tonnes for the six major grains.

In Australia, total grain production is currently forecast to be 36.3 million metric tonnes, with approximately 7.5 million tonnes being produced in South Australia. This represents an increase of 40% over the five-year average. As such, management currently expects receivals in the 6.5 to 7.0 million metric tonne range, an increase of 51% against the historical five-year average. As of mid-January, 2010, Viterra's Australian operation had already received approximately 6.3 million metric tonnes of grains and oilseeds into its system.

Viterra intends to report on Australian and North American blended grain margins going forward. Based on current industry information, management expects average grain margins for Viterra's entire global Grain Handling and Marketing segment to be in the $30 to $33 per tonne range for fiscal 2010.

In the Agri-products segment, farmers faced record high fertilizer prices in fiscal 2008 and with the softening of grain and oilseed prices in 2009 many chose to reduce their fertilizer usage rates. With three-year lows on fertilizer prices today and historically favorable projected returns, management's expectations are that growers will return to more normal fertilizer usage rates to replenish their soil nutrients this coming year. Rebounds in fertilizer usage and the associated price appreciation in the spring of 2010 will be dependent on global commodity supply and demand fundamentals.

Looking forward, CEO Mayo Schmidt said, "As we look ahead to Fiscal 2010, we are very optimistic that we will see a solid recovery in the Australian business. Receivals to date have already exceeded expectations. With our proven integration expertise, we are confident that shareholders will benefit from estimated gross synergies of approximately $30 million, with the full annualized benefit to be delivered in fiscal 2012. Our North American operations remain well-positioned to continue to deliver consistent results for our stakeholders. Internationally, we have the infrastructure to compete on a global level and the relationships to fuel future growth. Most importantly, we have built a team of people who are committed to our vision and goals, who are motivated to help Viterra achieve new levels of success and who are relentlessly focused on creating shareholder value. Given the increasing importance of high-quality food ingredients, we expect considerable opportunities to generate additional value for our stakeholders, particularly in the value-added sector."

Fourth Quarter Consolidated Results

Viterra generated $1.4 billion in sales and other operating revenues in the final quarter of fiscal 2009, down $0.3 billion from last year's fourth quarter, primarily a reflection of the significant decline in commodity prices from the record highs realized last year.

Fourth Quarter Operating Highlights *(in thousands - except percentages, margins and per share amounts)* *For the three months ended October 31, 2009* *(Unaudited)*		**2009**		2008		*Better (Worse)*
Operating Results *						
Sales and other operating revenues	**$**	**1,423,355**	$	1,716,818	*$*	*(293,463)*
Gross profit and net revenues from services	**$**	**163,073**	$	223,432	*$*	*(60,359)*
Operating, general and administrative expenses	**$**	**(122,837)**	$	(123,174)	*$*	*337*
EBITDA	**$**	**40,236**	$	100,258	*$*	*(60,022)*
Amortization	**$**	**(31,551)**	$	(30,226)	*$*	*(1,325)*
EBIT ****	**$**	**8,685**	$	70,032	*$*	*(61,347)*
Integration expenses	**$**	**(5,143)**	$	(2,358)	*$*	*(2,785)*
Gain (loss) on disposal of assets	**$**	**(1,192)**	$	(206)	*$*	*(986)*
Net foreign exchange gain on acquisition	**$**	**16,701**	$	-	*$*	*16,701*
Financing expenses	**$**	**(24,143)**	$	(6,271)	*$*	*(17,872)*
Net earnings (loss)	**$**	**(920)**	$	46,790	*$*	*(47,710)*
Basic and diluted earnings per share	**$**	**-**	$	0.20	*$*	*(0.20)*
Cash flow provided by (used in) operating activities ****	**$**	**(15,165)**	$	73,131	*$*	*(88,296)*
Cash flow per share - basic and diluted ****	**$**	**(0.05)**	$	0.31	*$*	*(0.36)*
Property, plant and equipment expenditures	**$**	**(28,110)**	$	(20,409)	*$*	*(7,701)*
Grain Handling and Marketing Segment*						
Gross profit and net revenues from services	**$**	**97,750**	$	108,727	*$*	*(10,977)*
EBITDA	**$**	**54,236**	$	70,091	*$*	*(15,855)*
Sales and other operating revenues	**$**	**986,384**	$	1,182,716	*$*	*(196,332)*
North American Operating Highlights:**						
Industry receipts - six major grains *(tonnes)*		**8,244**		8,526		*(282)*
Industry shipments - six major grains *(tonnes)*		**8,249**		8,276		*(27)*
Primary elevator receipts *(tonnes)*		**3,896**		3,684		*212*
Primary elevator shipments *(tonnes)*		**3,902**		3,466		*436*
Six Major Grains		**3,713**		3,310		*403*
Industry terminal handle - six major grains *(tonnes)*		**6,427**		5,741		*686*
Port terminal receipts (tonnes)		**2,714**		2,083		*631*
Margin *($ per grain tonne shipped)*	**$**	**25.38**	$	31.37	*$*	*(5.99)*
Agri-products Segment*						
Gross profit and net revenue from services	**$**	**36,548**	$	89,789	*$*	*(53,241)*
EBITDA	**$**	**4,516**	$	44,033	*$*	*(39,517)*
Sales and other operating revenues	**$**	**240,149**	$	308,072	*$*	*(67,923)*
North American Sales: **						
Fertilizer ***	**$**	**103,772**	$	228,087	*$*	*(124,315)*
Crop Protection	**$**	**47,136**	$	40,992	*$*	*6,144*
Seed	**$**	**1,174**	$	1,588	*$*	*(414)*
Equipment sales and other revenue	**$**	**47,410**	$	37,405	*$*	*10,005*
Average Margin for North America *(% of Sales)*		**18.2%**		29.1%		*(10.9 pt)*
Food Processing Segment*						
Gross profit and net revenues from services	**$**	**13,657**	$	8,418	*$*	*5,239*
EBITDA	**$**	**6,776**	$	7,140	*$*	*(364)*
Sales and other operating revenues	**$**	**120,867**	$	54,187	*$*	*66,680*
North American Operating Highlights: **						
Tonnes sold		**142**		80		*62*
Margin per tonne	**$**	**75.51**	$	105.23	*$*	*(29.72)*
Feed Products Segment*						
Gross profit and net revenues from services	**$**	**10,922**	$	11,077	*$*	*(155)*
EBITDA	**$**	**(1,270)**	$	(7,920)	*$*	*6,650*
Sales and other operating revenues	**$**	**140,427**	$	181,751	*$*	*(41,324)*
North American Operating Highlights: **						
Feed sales *(tonnes)*		**466**		501		*(35)*
Feed margin *($ per feed tonne sold)*	**$**	**21.15**	$	38.86	*$*	*(17.71)*
Financial Products Segment						
EBITDA	**$**	**3,179**	$	3,907	*$*	*(728)*
Corporate Expenses*						
EBITDA	**$**	**(27,201)**	$	(16,993)	*$*	*(10,208)*

* *Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009*

** *Relevant only for Viterra's North American operations.*

*** *Consolidated sales from North American wholesale and retail operations.*

**** *See Non-GAAP Measures.*

Consolidated EBITDA for the three months ended October 31, 2009 was $40.2 million, compared to $100.3 million in last year's fourth quarter. Contributions from Viterra's Agri-product segment continue to be well behind the previous year's quarter, due to the significant reduction in fertilizer prices and margins, reflecting a continuation of conditions being experienced by the entire industry over the past

12 months. Viterra's Australian operations contributed a net EBITDA loss of $6.2 million for the period from September 24, 2009 to October 31, 2009 reflecting the seasonally slow pre-harvest period.

Operating, general and administrative ("OG&A") expenses totaled $122.8 million, down slightly from the $123.2 million spent in last year's final quarter. Lower expenses in the Feed Products and Agri-products segments were offset this year by higher corporate expenses, higher Food Processing expenses and increased costs associated with handling larger volumes of grain.

Consolidated EBIT (see Non-GAAP Measures for the definition) for the quarter was $8.7 million compared to $70.0 million in the last quarter of fiscal 2008.

Integration expenses incurred during the quarter were $5.1 million, which includes $2.3 million related to ABB and $2.8 million related to Agricore United ("AU"). These costs are comprised of signage and branding costs, consulting, advisory, travel and other integration costs incurred by the Company during the period. These costs are up from $2.4 million incurred for the same period of 2008 which were related to AU.

Financing expenses during the quarter were $24.1 million compared to $6.3 million in last year's fourth quarter. This increase reflects the additional interest expense for: the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced, as interest rates on those investments were significantly lower in the fourth quarter of 2009.

Adjustments to Financing Expenses *(in millions)*	**Actual Three Months ended October 31,**		
	2009	2008	*Change*
Financing expenses	**$ (24.1)**	$ (6.3)	$ (17.8)
Adjustments added back			
Interest income	**$ (2.6)**	$ (5.3)	$ 2.7
CWB carrying charge recovery	**$ (0.7)**	$ (1.8)	$ 1.1
Adjusted financing expenses	**$ (27.4)**	$ (13.4)	$ (14.0)

During the quarter, Viterra recorded a $16.7 million net foreign exchange gain, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy in order to protect itself from any currency fluctuations between the Canadian and Australian dollar.

The consolidated net loss for the final quarter of 2009 was $0.9 million ($0.00 per share), which compares to net earnings of $46.8 million last year ($0.20 per share).

Fourth Quarter Segment Results

In the Grain Handling and Marketing segment, EBITDA for the fourth quarter was $54.2 million compared to the $70.1 million generated in the same period last year, reflecting the differences in margins per tonne relative to last year's fourth quarter, partially offset by higher shipments through Viterra's North American pipeline. Included in this year's fourth quarter is approximately $5.8 million in EBITDA losses associated with the Grain Handling and Marketing operations in Australia since Viterra's acquisition on September 23, 2009.

Viterra's shipments for the quarter ended October 31, 2009, were 3.9 million tonnes, up 12.6% or approximately 0.4 million tonnes over the previous year's fourth quarter. For the six major grains, Viterra's quarterly shipments rose 12.2%, surpassing overall industry increases by 12 percentage points.

At export position, port terminal receipts for the industry were up 0.7 million tonnes or 12.0% over last year's fourth quarter. Viterra's port terminal receipts were up 30.3% to 2.7 million tonnes, driven by increased volumes at the Company's Vancouver export facilities where receipts reached 1.8 million tonnes for the quarter. Performance at the Company's Vancouver port benefited from strong canola and pea sales into the Asian Pacific region, a robust Canadian Wheat Board ("CWB") export program and good availability of railcars.

Gross margins per tonne for North American Grain operations were $25.38 per tonne for the fourth quarter of 2009, in line with management's expectation. These compared to $31.37 per tonne in the same quarter a year ago. The change in margins quarter over quarter is consistent with the full year, where industry participants experienced lower commodity prices, which were reflected in lower blending revenues and fewer opportunities to extract premiums from the market due to less commodity price volatility.

Agri-products sales were $240.1 million during the fourth quarter, which compares to $308.1 million in last year's fourth quarter. The decrease was largely a reflection of lower fertilizer prices, slightly offset by higher sales volumes of dry fertilizer. Selling prices during last year's fourth quarter were at record highs. This year, fertilizer prices have declined substantially, impacting sales values. While fall anhydrous ammonia (NH_3) volumes were slightly ahead of last year, excessive moisture conditions in both years' fourth quarters, limited farmers' abilities to apply fertilizer. As a result, sales were not as robust as can be expected when weather co-operates during the post-harvest fall period.

Gross margins declined during the quarter, decreasing by $53.2 million from $89.8 million to $36.5 million. Lower fertilizer margins for the quarter reflect very little price appreciation compared to the prior year when fertilizer prices experienced significant price increases from the summer to the fall. This resulted in significant appreciation on inventory positions, which was reflected in the margins for the final quarter of fiscal 2008.

EBITDA for the Agri-products segment for the quarter was $4.5 million compared to $44.0 million in the final three months of fiscal 2008. Agri-products segment results for the quarter included an EBITDA loss from the Australian operations of $1.6 million.

Sales for Viterra's Food Processing segment were $120.9 million, a significant increase from the previous year's fourth quarter sales of $54.2 million. Sales volumes in Viterra's oat milling business were on par with last year's fourth quarter; however, prices were down, resulting in $5.3 million of lower sales for the quarter. Sales from Viterra's investment in Prairie Malt were up approximately 13.0% reflecting higher malt prices. Sales from Viterra's June 2009 purchase of the canola crushing facility in Manitoba were included in the three-months ended October 31, 2009. Viterra's malt processing business in Australia recorded $34.7 million in sales for the reporting period.

EBITDA for the segment totaled $6.8 million for the quarter, $4.4 million of which was generated by the North American operations. This compares to $7.1 million for the same period a year ago. Viterra's Australian food processing operations contributed about $2.4 million in EBITDA.

Feed sales of $140.4 million for the quarter ended October 31, 2009 were $41.3 million lower than the same period last year. The New Zealand operations contributed $9.3 million to the segment's revenues for the period.

Gross margins for feed for the quarter were $10.9 million, compared to $11.1 million in the prior comparable period. Lower sales volumes and a product mix shift to lower margin commodities resulted in the gross margin decrease. This was attributable to a difficult dairy market in the US and the swine market in Canada, along with lower commodity prices, which impacted sales values.

The 2009 Feed Products' EBITDA loss for the quarter was $1.3 million, which compares to an EBITDA loss of $7.9 million (after provisions and write-downs of $12.0 million) for the same quarter ended October 31, 2008. Viterra's feed operations in New Zealand had an EBITDA of nil for the five-week period.

EBITDA for the quarter for Financial Products was $3.2 million as compared to $3.9 million for the same period last year.

Fiscal 2009 Consolidated Results

A summary of the Company's annual consolidated operating results for 2009 follows:

Selected Consolidated Financial Information *(in thousands - except percentages and per share amounts)*	**Actual Twelve Months ended October 31,**		*Better (Worse)*	**Actual Three Months ended October 31,**		*Better (Worse)*
	2009*	2008		**2009***	2008	
Sales and other operating revenues	**$ 6,635,572**	$ 6,777,566	*$ (141,994)*	**$ 1,423,355**	$ 1,716,818	*$ (293,463)*
Gross profit and net revenues from services	**$ 849,963**	$ 1,026,831	*$ (176,868)*	**$ 163,073**	$ 223,432	*$ (60,359)*
Operating, general and administrative expenses	**(526,265)**	(494,227)	*(32,038)*	**(122,837)**	(123,174)	*337*
EBITDA	**323,698**	532,604	*(208,906)*	**40,236**	100,258	*(60,022)*
Amortization	**(109,141)**	(106,832)	*(2,309)*	**(31,551)**	(30,226)	*(1,325)*
EBIT	**214,557**	425,772	*(211,215)*	**8,685**	70,032	*(61,347)*
Integration expenses	**(10,191)**	(14,622)	*4,431*	**(5,143)**	(2,358)	*(2,785)*
Net foreign exchange gain on acquisition	**24,105**	-	*24,105*	**16,701**	-	*16,701*
Recovery of pension settlement	**-**	3,356	*(3,356)*	**-**	-	*-*
Gain (loss) on disposal of assets	**(10,314)**	1,263	*(11,577)*	**(1,192)**	(206)	*(986)*
Financing expenses	**(61,163)**	(37,785)	*(23,378)*	**(24,143)**	(6,271)	*(17,872)*
	156,994	377,984	*(220,990)*	**(5,092)**	61,197	*(66,289)*
Provision for corporate income taxes						
Current	**(14,144)**	(19,422)	*5,278*	**(2,579)**	(3,907)	*1,328*
Future	**(29,723)**	(70,280)	*40,557*	**6,751**	(10,500)	*17,251*
Net earnings (loss)	**$ 113,127**	$ 288,282	*$ (175,155)*	**$ (920)**	$ 46,790	*$ (47,710)*
Earnings per share	**$ 0.45**	$ 1.31	*$ (0.86)*	**$ -**	$ 0.20	*$ (0.20)*

* *Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

Consolidated sales and other operating revenues for the year were $6.6 billion, which compares to $6.8 billion in 2008. Lower sales values in the Grain Handling and Marketing and Agri-products segments, which were reflective of weakened commodity prices, were the primary factor behind the lower overall consolidated sales. The annual results include sales contributions of $139.2 million from Viterra's Australian operations from September 24, 2009 to October 31, 2009.

For the year ended October 31, 2009, Viterra generated EBITDA of $323.7 million, which compares to $532.6 million last year. Excluding a first quarter fertilizer inventory write-down, EBITDA was $351.8 million for 2009. Viterra's Australian operations contributed a net EBITDA loss of $6.2 million for the period from September 24, 2009 to October 31, 2009

OG&A expenses were $526.3 million for the 12 months ended October 31, 2009, $32.0 million higher than the comparable period last year. Higher OG&A expenses reflect increased wages and corporate costs as well as costs associated with the Company's Australian operations. A detailed description of OG&A expenses is included in each segment's discussion of annual results.

The Company reported total pension benefit income of $23.6 million for the 12 months ended October 31, 2009, which was included in OG&A expenses. This is up slightly from $20.8 million in 2008. A reduction in corporate bond rates that are used to value future pension obligations resulted in an increase in the Company's pension obligations. Under pension accounting rules, the increase in obligation is capitalized on the balance sheet and amortized into expense over future periods. However, the increased obligations also cause the reduction of valuation reserves held against the Company's pension assets and those reductions are recognized immediately into income.

Amortization for the year was $109.1 million compared to $106.8 million last year.

Integration expenses incurred during the year were $10.2 million, which includes $2.3 million related to ABB and $7.9 million related to AU. These costs are comprised of signage and branding costs, consulting and advisory costs, travel, severance and other integration costs incurred by the Company in 2009. This is a decrease from the $14.6 million of integration expenses related to AU in the prior year.

Viterra recorded a $24.1 million net foreign exchange gain in fiscal 2009, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy in order to protect itself from any currency fluctuations between the Canadian and Australian dollar.

The Company recorded a $10.3 million loss on disposal of assets related to a number of capital asset sales during the year. This compares to last year's gain on disposal of assets of $1.3 million.

Adjustments to Financing Expenses *(in millions)*	**Actual Twelve Months ended October 31, 2009**	Actual Twelve Months ended October 31, 2008	*Change*
Financing expenses	**$ (61.2)**	$ (37.8)	$ (23.4)
Adjustments added back			
Interest income	**$ (7.9)**	$ (18.8)	$ 10.9
CWB carrying charge recovery	**$ (2.9)**	$ (7.6)	$ 4.7
Adjusted financing expenses	**$ (72.0)**	$ (64.2)	$ (7.8)

Financing expenses for the year were $61.2 million, up from $37.8 million last year. This increase reflects the additional interest expense for: the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced, as interest rates on those investments were significantly lower in fiscal 2009.

Viterra recorded a net corporate tax provision of $43.9 million in the 12-month period ended October 31, 2009, compared to a provision of $89.7 million in the same period of 2008. The effective tax rate for the 12 months ended October 31, 2009 was 27.9%, compared to 23.7% for the same period last year. The Company's effective tax rate ordinarily differs from the estimated Canadian statutory rate of 30% due to a variety of factors including the change in future tax rates applied to different tax assets and tax liabilities, items deductible for accounting but not for tax, as well as the effect of foreign income tax rates differing from Canadian income tax rates.

At October 31, 2009, the Company had consolidated loss carry-forwards of $62.6 million, compared to $111.3 million at October 31, 2008. Fiscal 2009 includes $25.0 million of losses from inactive subsidiaries of which the Company has less than 100% interest, and $37.6 million from other subsidiaries. Of the $37.6 million, $31.3 million is associated with Viterra Australia and $6.3 million is associated with U.S. operations. A full valuation allowance has been recorded in respect of the losses from inactive subsidiaries. A future tax asset has been recorded for the remaining losses.

Viterra's net earnings for the year were $113.1 million (or $0.45 per share) compared to $288.3 million (or $1.31 per share) last year.

Fiscal 2009 Segment Results

The following table provides a breakdown of EBITDA by operating segment:

Breakdown of EBITDA By Segment *(in thousands)*	**Actual Twelve Months ended October 31, 2009***	Actual Twelve Months ended October 31, 2008	*Better (Worse)*	**Actual Three Months ended October 31, 2009***	Actual Three Months ended October 31, 2008	*Better (Worse)*
Grain Handling and Marketing	**$ 247,922**	$ 299,297	$ (51,375)	**$ 54,236**	$ 70,091	$ (15,855)
Agri-products	**122,617**	276,863	(154,246)	**4,516**	44,033	(39,517)
Food Processing	**23,791**	29,029	(5,238)	**6,776**	7,140	(364)
Feed Products	**12,758**	(6,086)	18,844	**(1,270)**	(7,920)	6,650
Financial Products	**9,638**	8,846	792	**3,179**	3,907	(728)
Corporate	**(93,028)**	(75,345)	(17,683)	**(27,201)**	(16,993)	(10,208)
	$ 323,698	$ 532,604	$ (208,906)	**$ 40,236**	$ 100,258	$ (60,022)

** Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

This year's Grain Handling and Marketing segment results include approximately five weeks of results from the Company's Grain Handling and Marketing operations in Australia from September 24, 2009 to October 31, 2009. During this period, harvest had not yet commenced and, as such, no new grain

receivals were recorded in Viterra's annual results.

Grain Handling and Marketing *(in thousands - except percentages and margins)*	Actual Twelve Months ended October 31, 2009	2008	*Better (Worse)*	Actual Three Months ended October 31, 2009	2008	*Better (Worse)*
Gross profit and net revenues from services *	**$ 437,741**	$ 473,657	*$ (35,916)*	**$ 97,750**	$ 108,727	*$ (10,977)*
Operating, general and administrative expenses *	**(189,819)**	(174,360)	*(15,459)*	**(43,514)**	(38,636)	*(4,878)*
EBITDA *	**247,922**	299,297	*(51,375)*	**54,236**	70,091	*(15,855)*
Amortization *	**(46,084)**	(41,531)	*(4,553)*	**(14,522)**	(11,067)	*(3,455)*
EBIT *	**$ 201,838**	$ 257,766	*$ (55,928)*	**$ 39,714**	$ 59,024	*$ (19,310)*
Sales and other operating revenues*	**$ 4,180,657**	$ 4,299,496	*$ (118,839)*	**$ 986,384**	$ 1,182,716	*$ (196,332)*
North American Operating Highlights						
Industry receipts - six major grains *(tonnes)*	**35,760**	31,347	*4,413*	**8,244**	8,526	*(282)*
Industry shipments - six major grains *(tonnes)*	**35,379**	31,513	*3,866*	**8,249**	8,276	*(27)*
Primary elevator receipts *(tonnes)*	**16,325**	13,613	*2,712*	**3,896**	3,684	*212*
Primary elevator shipments *(tonnes)*	**16,967**	14,699	*2,268*	**3,902**	3,466	*436*
Six Major Grains	**16,293**	13,650	*2,643*	**3,713**	3,310	*403*
Industry terminal handle - six major grains *(tonnes)*	**25,812**	20,551	*5,261*	**6,427**	5,741	*686*
Port Terminal receipts *(tonnes)*	**10,434**	7,719	*2,715*	**2,714**	2,083	*631*
Vancouver	**6,503**	4,240	*2,263*	**1,794**	1,285	*509*
Thunder Bay	**2,311**	2,123	*188*	**527**	661	*(134)*
Prince Rupert Grain *(Company share)*	**1,620**	1,356	*264*	**393**	137	*256*
Margin *($ per grain tonne shipped - primary)*	**$ 25.87**	$ 32.22	*$ (6.35)*	**$ 25.38**	$ 31.37	*$ (5.99)*
Licensed storage capacity *(tonnes)* **						
- Industry	**5,347**	5,312	*0.7%*	**5,347**	5,312	*0.7%*
- Company	**1,865**	1,868	*(0.2%)*	**1,865**	1,868	*(0.2%)*
Inventory turns *(shipments divided by capacity)* ***						
- Industry	**6.62 x**	5.93 x	*0.69 x*	**6.17 x**	6.23 x	*(0.06 x)*
- Company	**9.10 x**	7.87 x	*1.23 x*	**8.37 x**	7.42 x	*0.95 x*

* *Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*
** *CGC's March 30, 2009 edition of Grain Elevators in Canada - updated to include new builds, expansions and closures*
*** *This ratio is annualized to be a more meaningful measure*

Viterra shipped 17.0 million tonnes in fiscal year 2009, up 15.4% or approximately 2.3 million tonnes over the previous year. For the six major grains, Viterra's annual shipments rose 19.4%, surpassing overall industry increases by 7.1%. The increase in Viterra's total volumes reflects the Company's ability to handle a larger than average crop due to its significant inland terminal capacity; strong execution of Viterra's open market export program, particularly through the Port of Vancouver due to the Company's international grain group's presence in Asia; a solid CWB export program; and ample railcar supply, due to a slowdown in other sectors (potash and other commodities, for example).

At export position, port terminal receipts for the industry were up 25.6% year-over-year. Overall, Viterra's port terminal receipts increased 35.2% to 10.4 million tonnes. All of Viterra's ports recorded improved volumes. However, the performance of the Company's Vancouver port led the way, benefiting from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

For fiscal 2009, average gross margins for Grain Handling and Marketing were $25.87 per tonne, in line with management expectations for the year. This compares to last year's gross margin of $32.22 per tonne.

OG&A expenses for the Grain Handling and Marketing segment totaled $189.8 million, representing a $15.5 million increase from fiscal 2008. The increase is primarily a result of increased variable costs due to higher grain volumes this year and additional wages, salaries and benefits. The increase also reflects the addition of Viterra Australia and a full year of costs associated with the international grain group.

For the fiscal year ended October 31 2009, segment EBITDA was $247.9 million compared to $299.3 million for the same period of 2008. EBIT for 2009 was $201.8 million and for 2008 was $257.8 million. Viterra's Grain Handling and Marketing operations in Australia contributed an EBITDA loss of $5.8 million and an EBIT loss of $8.0 million for the period of September 24, 2009 to October 31, 2009.

Agri-products *(in thousands - except percentages)*	**Actual Twelve Months ended October 31, 2009**	**2008**	*Better (Worse)*	**Actual Three Months ended October 31, 2009**	**2008**	*Better (Worse)*
Gross profit and net revenues from services *	**$ 278,632**	$ 437,613	*$ (158,981)*	**$ 36,548**	$ 89,789	*$ (53,241)*
Operating, general and administrative expenses *	**(156,015)**	(160,750)	*4,735*	**(32,032)**	(45,756)	*13,724*
EBITDA *	**122,617**	276,863	*(154,246)*	**4,516**	44,033	*(39,517)*
Amortization *	**(42,189)**	(48,217)	*6,028*	**(10,647)**	(14,250)	*3,603*
EBIT *	**$ 80,428**	$ 228,646	*$ (148,218)*	**$ (6,131)**	$ 29,783	*$ (35,914)*
Sales and other operating revenues*	**$ 1,630,990**	$ 1,686,278	*$ (55,288)*	**$ 240,149**	$ 308,072	*$ (67,923)*
North American sales						
Fertilizer **	**$ 897,310**	$ 1,011,944	*$ (114,634)*	**$ 103,772**	$ 228,087	*$ (124,315)*
Crop Protection	**$ 406,876**	$ 416,811	*$ (9,935)*	**$ 47,136**	$ 40,992	*$ 6,144*
Seed	**$ 184,432**	$ 174,475	*$ 9,957*	**$ 1,174**	$ 1,588	*$ (414)*
Equipment sales and other revenue	**$ 101,715**	$ 83,048	*$ 18,667*	**$ 47,410**	$ 37,405	*$ 10,005*
Average Margin for North America *(% of Sales)*	**17.5%**	26.0%	*(8.5 pt)*	**18.2%**	29.1%	*(10.9 pt)*

** Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*
*** Consolidated sales from North American wholesale and retail operations.*

Agri-products segment sales declined in fiscal 2009, a direct result of the reduction in fertilizer pricing year-over-year. Sales were $1.6 billion, a decrease of $55.3 million for the 12 months ended October 31, 2009, compared to the same period of 2008. Viterra Australia's Agri-products contribution to segment revenues for the five weeks ended October 31, 2009 was $40.7 million.

Fertilizer sales were $897.3 million for the year compared to $1,011.9 million for the same period of 2008. While overall volumes were similar to the prior year, fertilizer prices decreased dramatically from previous record highs, which were followed by record low global demand and subsequent price decreases through the first three quarters of 2009.

Seed sales for the year were $184.4 million, up from $174.5 million for fiscal 2008. Sales increases reflect higher selling prices for canola seed due to greater demand for higher valued hybrid varieties, slightly offset by less demand for cereal seed due to lower commodity prices.

Sales of Viterra's North American crop protection products decreased by $9.9 million to $406.9 million this year. Unfavorable growing conditions, as a result of a late and cool spring, reduced demand for pre-seed products and drier than normal weather throughout certain parts of the Prairies, coupled with cooler temperatures in the early summer months that reduced product demand. This was somewhat offset by a higher demand for glyphosates to aid in the delayed harvest, although pricing was not as strong as the prior year.

Equipment sales and other revenue were up by $18.7 million from 2008. The increase in sales reflected strong demand for on-farm storage and related products (i.e. augers and aeration equipment). The sales increases were partially offset by an $8.3 million reduction in investment tax credits this year.

Gross margins were $278.6 million for the year, which were $159.0 million lower than the $437.6 million in gross margins recorded in fiscal 2008. This year's gross margins included a fertilizer inventory write-down of $28.1 million that was taken in January 2009, which partially offset realized losses in the second and third quarters. Natural gas costs were $64.5 million in 2009 and in 2008 were $114.9 million.

The primary reason for the variance from the prior year reflects lower fertilizer margins due to negative margin sales and very little in-season appreciation linked primarily to phosphate fertilizer. Also contributing to these results were lower crop protection margins due to lower volumes for the full year and decreases in glyphosate pricing compared to the prior year.

OG&A expenses decreased by $4.7 million during the year to $156.0 million. The prior year's figures included an expense of $9.9 million for an increase to the Company's asset retirement obligation. This was offset primarily by wage increases, and higher telecommunication charges related to the expansion of the Company's wide area network.

EBITDA for the year was $122.6 million ($150.7 million prior to the first quarter fertilizer inventory write-down) compared to $276.9 million in the prior year.

Food Processing *(in thousands - except percentages and margins)*	Actual Twelve Months ended October 31, 2009	2008	*Better (Worse)*	Actual Three Months ended October 31, 2009	2008	*Better (Worse)*
Gross profit and net revenues from services *	$ **37,459**	$ 35,948	*$ 1,511*	$ **13,657**	$ 8,418	*$ 5,239*
Operating, general and administrative expenses *	**(13,668)**	(6,919)	*(6,749)*	**(6,881)**	(1,278)	*(5,603)*
EBITDA *	**23,791**	29,029	*(5,238)*	**6,776**	7,140	*(364)*
Amortization *	**(7,389)**	(5,842)	*(1,547)*	**(2,768)**	(1,452)	*(1,316)*
EBIT *	$ **16,402**	$ 23,187	*$ (6,785)*	$ **4,008**	$ 5,688	*$ (1,680)*
Sales and other operating revenues*	$ **280,826**	$ 198,312	*$ 82,514*	$ **120,867**	$ 54,187	*$ 66,680*
North American Operating Highlights						
Gross profit	$ **34,525**	$ 35,948	*$ (1,423)*	$ **10,723**	$ 8,418	*$ 2,305*
Tonnes sold	**378**	330	*48*	**142**	80	*62*
Margin per tonne	$ **91.34**	$ 108.93	*$ (17.59)*	$ **75.51**	$ 105.23	*$ (29.72)*

** Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

Sales and other operating revenues in Viterra's North American food processing operations were $280.8 million compared to $198.3 million in fiscal 2008. Human consumption sales volumes from Viterra's oat processing facilities were down 8.5% from the prior year due mainly to a decrease in sales to South America.

Operating results for the newly-acquired canola processing facility were included in earnings beginning in July 2009. Sales for the four months ended October 31, 2009 were $41.8 million. During this period 83,300 metric tonnes of seed was processed. Sales contributions from Viterra's investment in Prairie Malt were up 11.5% due to higher selling prices for malt.

OG&A expenses for the year were $13.7 million compared to $6.9 million in 2008. OG&A expenses increased in fiscal 2009 due to costs associated with the Company's new canola crushing facility.

EBITDA for the segment was $23.8 million compared to $29.0 million in fiscal 2008. Included in this year's results is a $2.3 million EBITDA contribution from Viterra's food processing operations in Australia. The primary reasons for the variance include a $1.9 million EBITDA decline from oat milling due to lower production levels and an increase in overhead, selling, and administration expenses, an EBITDA loss of $1.7 million due to a June maintenance shut down at the new canola crushing facility and the impact of Food and Drug Administration ("FDA") border issues on sales and margins for that facility.

Feed Products *(in thousands - except percentages and margins)*	Actual Twelve Months ended October 31, 2009	2008	*Better (Worse)*	Actual Three Months ended October 31, 2009	2008	*Better (Worse)*
Gross profit and net revenues from services *	$ **80,563**	$ 66,065	*$ 14,498*	$ **10,922**	$ 11,077	*$ (155)*
Operating, general and administrative expenses *	**(67,805)**	(72,151)	*4,346*	**(12,192)**	(18,997)	*6,805*
EBITDA *	**12,758**	(6,086)	*18,844*	**(1,270)**	(7,920)	*6,650*
Amortization *	**(11,950)**	(10,239)	*(1,711)*	**(2,953)**	(2,804)	*(149)*
EBIT *	$ **808**	$ (16,325)	*$ 17,133*	$ **(4,223)**	$ (10,724)	*$ 6,501*
Feed sales and other operating revenues*	$ **660,296**	$ 625,947	*$ 34,349*	$ **140,427**	$ 181,751	*$ (41,324)*
North American Operating Highlights						
Gross Profit from feed sales	$ **78,747**	$ 81,120	*$ (2,373)*	$ **9,854**	$ 19,467	*$ (9,613)*
Feed sales *(tonnes)*	**2,006**	1,887	*119*	**466**	501	*(35)*
Feed margin *($ per feed tonne sold)*	$ **39.26**	$ 42.99	*$ (3.73)*	$ **21.15**	$ 38.86	*$ (17.71)*

** Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

Feed sales for the fiscal year ended October 31, 2009 were $660.3 million, an improvement of $34.3 million over the same period last year. Gross profit on feed for the segment was $80.6 million ($39.26 per tonne for North America) compared to $66.1 million ($42.99 per tonne) last year. The Company's New Zealand operations contributed $9.3 million to revenue for the year. The higher feed sales and gross profit were primarily a result of a full year of contributions from the Company's acquisition of Sunrise Feeds LLC, V-S Feed and Agri-Supplies Ltd, Gore Bros. Inc. and Gore's Trucking, Inc. in North America. Last year's results only include seven months of contributions from these operations.

OG&A expenses for the current year were $67.8 million or $4.3 million lower than last year. The decrease reflects the synergies and cost reductions associated with the new feed manufacturing plants that were acquired during fiscal 2008. Somewhat offsetting this decrease was increased OG&A expenses for higher wages, salaries, benefits, and other costs associated with compensation adjustments for employees that work at the feed manufacturing plants acquired in fiscal 2008.

EBITDA for fiscal 2009 was $12.8 million, an improvement from fiscal 2008's EBITDA loss of $6.1 million. In fiscal 2008, the segment incurred one-time losses attributable to a write-down and provision related to Viterra's equity investment in The Puratone Corporation.

Gross profit of $15.6 million for the year ended October 31, 2009, in the Financial Products segment increased by $2 million compared to the same period last year because of a larger portfolio value in 2009, a result of the expanded credit base and higher sales values this year compared to the prior year. EBITDA was $9.6 million for the 12 months ended October 31, 2009 as compared to $8.8 million in 2008.

Corporate Expenses *(in thousands)*	**Actual Twelve Months ended October 31, 2009**	Actual Twelve Months ended October 31, 2008	*Better (Worse)*	**Actual Three Months ended October 31, 2009**	Actual Three Months ended October 31, 2008	*Better (Worse)*
Operating, general and administrative expenses *	**$ (93,028)**	$ (75,345)	*$ (17,683)*	**$ (27,201)**	$ (16,993)	*$ (10,208)*
Amortization *	**(1,284)**	(583)	*(701)*	**(661)**	(548)	*(113)*
EBIT *	**$ (94,312)**	$ (75,928)	*$ (18,384)*	**$ (27,862)**	$ (17,541)	*$ (10,321)*

* *Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

Corporate expenses were $93.0 million for fiscal 2009, up $17.7 million from the previous year's expenses of $75.3 million. This increase is the result of increased stock-based compensation costs and growth initiative expenses in the fourth quarter noted previously, a restructuring accrual related to the enhancement of information technology service delivery, higher external consulting fees in support of growth initiatives, and an increased director compensation program. The increases were offset partially by lower accruals for both short-term incentive program payments and capital taxes. Included in the corporate results were $1.0 million of expenses from the Company's Australian operations for the period from September 24, 2009 to October 31, 2009.

Non-GAAP Measures

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses, net foreign exchange gain on acquisition, and recovery of pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, net foreign exchange gain on acquisition, integration expenses and recovery of pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs, and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Total debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Forward-Looking Information

Certain statements in this News Release are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's 2009 Annual Information Form and in the Company's 2009 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in regulation; commodity price and market risks; employee relations, collective bargaining and third party relationships; integration risk associated with the merger of Viterra and ABB and integration risk related to other acquisitions; foreign exchange risk; availability of credit and credit costs; availability and cost of water in Australia; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; commodity trading risks; and reliance on business information systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada and South Australia; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products, food processing and feed products competitive environments, including pricing pressures; Canadian and Australian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, food processing, feed products and financial products businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this News Release are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of News Release. In addition to other assumptions identified in this News Release, assumptions have been

made regarding, among other things:

- western Canadian and south Australian crop production and quality in 2009 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers in North America;
- movement and sales of Board grains by the CWB;
- the amount of grains and oilseeds purchased by other marketers in Australia;
- demand for and supply of open market grains;
- movement and sale of grain and grain meal in Australia and New Zealand, particularly in the Australian States of South Australia, Victoria and New South Wales;
- agricultural commodity prices;
- demand for oat, canola, and barley products and the market share of these products that will be achieved
- general financial conditions for western Canadian and South Australian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with feed product and agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat, canola and malt barley products and the market share of sales of these products that will be achieved by Viterra;
- ability to maintain existing customer contracts and relationships ;
- the availability of feed ingredients for livestock;
- cyclicality of livestock prices;
- demand for wool and the market share of sales of wool production that will be achieved by Viterra's subsidiaries in Australia;
- the impact of competition;
- environmental and reclamation costs; and
- the ability to obtain and maintain existing financing on acceptable terms, and currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information. Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial products. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

- 30 -

Investor Inquiries:
Colleen Vancha, Senior Vice-President
(306) 569-4782
Investor Relations and Corporate Affairs
Viterra Inc.

Media Inquiries:
Peter Flengeris, Media Relations
(306) 569-4810
Viterra Inc.

www.viterra.ca

Audio webcast: http://events.digitalmedia.telus.com/viterra/012110/index.php

RECEIVED
2010 JAN 26 P 12:20



For Immediate Release
Date: January 21, 2010
Calgary, Alberta
Listed: TSX:VT; ASX: VTA

Viterra to reduce Australian Short-term Debt Position

Viterra today announced its intention to, by the end of January, 2010 reduce the short-term debt of its Australian operations by $300 million.

In light of Viterra's strong liquidity position, the Company is utilizing $300 million of surplus cash to reduce seasonal drawings on the AUD $1.2 billion operating facility of its wholly owned Australian subsidiary, formerly known as ABB Grain Ltd. This action is expected to reduce the Company's interest expense (net of interest otherwise earned on short-term investments) by approximately $1.3 million per month.

Rex McLennan, Chief Financial Officer of Viterra commented, "At year-end, we had over $1 billion in cash and short-term investments on our balance sheet, of which approximately $800 million is available for other uses. This is a prudent course of action, consistent with our global focus on operations and liquidity management."

Availability under the $1.2 billion facility is not impacted. Funds are expected to remain in place until they are required to support Viterra's future growth plans.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world. TSX: VT ASX: VTA

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:

Colleen Vancha
Senior Vice-President,
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-5014

Media contact:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc. (306) 569-4810
Website: http://www.viterra.ca



RECEIVED
2010 JAN 26 P 12:20

For Immediate Release
Date: January 20, 2010
Adelaide, Australia
Listed: TSX: VT, ASX: VTA

Viterra Officially Opens Outer Harbor Grain Terminal

Adelaide, Australia --- Viterra Inc. is pleased to officially open its newest facility in South Australia today – its state-of-the-art deep sea grain terminal at Outer Harbor.

Viterra President and Chief Executive Officer Mayo Schmidt said the Outer Harbor facility will greatly boost the State's international competitiveness in exporting premium grain to the world.

"This facility supports Viterra's model of moving essential ingredients from areas of surplus to areas of need around the globe," he said. "By being Panamax-capable, Outer Harbor will deliver considerable savings and largely eliminate the necessity for costly, two port loadings that were necessary when larger ships berth in Adelaide. The efficiency gains Outer Harbor will deliver to shippers and grain marketers will provide the opportunity for those savings to be passed onto growers. We expect Outer Harbor will become the preferred grain export facility for all grain on the eastern side of St Vincent's Gulf because of the efficiencies it delivers."

The state-of-the-art deep sea grain terminal at Outer Harbor was initiated by ABB Grain in late 2006. The berth is capable of fully loading Panamax size vessels (50,000 to 70,000 deadweight tonnes) and part-load Cape size ships (70,000 to 120,000 dwt).

It features automated grain sampling on arrival and automated ticket scanning and card readers for arriving trucks and rail wagons. These systems position Outer Harbor as the most efficient port in South Australia, creating a major advantage for all industry participants.

The terminal is encircled by a 3.5 kilometre rail line that enables continuous unloading of grain from country grain receival sites at up to 2400 tonnes an hour. Grain can also be delivered by road to vessel at 800 tonnes an hour.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China, Switzerland and India. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Bridget Penna
External Communications Manager
Adelaide, Australia
Viterra Inc.
08 8304 1368
bridget.penna@abb.com.au

Peter Flengeris
Media Relations
Regina, Canada
Viterra Inc.
(306) 569-4810
peter.flengeris@viterra.ca

Website: http://www.viterra.ca

RECEIVED
2010 JAN 26 P 12:20

Form F52-109F1 – Certification of Annual Filings

I, Mayo Schmidt, President and Chief Executive Officer, of Viterra Inc. certify that:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Viterra Inc. (the "issuer") for the financial year ended October 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its annual MD&A

   (a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the issuer's financial year end; and

   (b) summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A.

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on August 1, 2009 and ended on October 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: January 21, 2010



Mayo Schmidt
President and Chief Executive Officer

Form F52-109F1 – Certification of Annual Filings

I, Rex McLennan, Chief Financial Officer, of Viterra Inc. certify that:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Viterra Inc. (the "issuer") for the financial year ended October 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its annual MD&A

   (a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the issuer's financial year end; and

   (b) summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

   (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

      (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

      (ii) N/A.

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on August 1, 2009 and ended on October 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: January 21, 2010



Rex McLennan
Chief Financial Officer

management's discussion and analysis

RECEIVED
2010 JAN 26 P 12:21

(all funds are in Canadian dollars, unless otherwise noted)

1. **RESPONSIBILITY FOR DISCLOSURE** 6
2. **COMPANY OVERVIEW** 6
3. **BUSINESS MODEL** 6
   - 3.1 **North American Business Model** 6
   - 3.2 **Australian Business Model** 7
   - 3.3 **Agri-products** 8
     - 3.3.1 Agri-products – North America 8
     - 3.3.2 Agri-products – Australia 10
   - 3.4 **Grain Handling and Marketing** 10
     - 3.4.1 Grain Handling and Marketing – North America 10
     - 3.4.2 Grain Handling and Marketing – Australia 12
   - 3.5 **Food Processing** 14
     - 3.5.1 Food Processing – North America 14
     - 3.5.2 Food Processing – Australia 16
   - 3.6 **Feed Products** 17
     - 3.6.1 Feed Products – North America 17
     - 3.6.2 Feed Products – New Zealand 19
   - 3.7 **Financial Products** 19
4. **STRATEGIC DIRECTION** 20
5. **CORE CAPABILITIES** 22
   - 5.1 **Solid Financial Position and Strong Operating Leverage in Uncertain Times** 22
   - 5.2 **Healthy Customer Base** 23
   - 5.3 **Diversified and Modern Facility Assets** 23
   - 5.4 **Efficient Network/Logistics Expertise** 23
   - 5.5 **Quality Control** 24
   - 5.6 **Customer Focused** 24
   - 5.7 **Agronomic Services** 24
   - 5.8 **Proprietary Seed Varieties** 24
6. **QUARTERLY FINANCIAL INFORMATION** 25
     - 6.1.1 Quarterly Seasonality and Trends – North America 25
     - 6.1.2 Quarterly Seasonality and Trends – Australia 26
7. **CONSOLIDATED QUARTERLY OPERATING RESULTS** 28
   - 7.1 **Grain Handling and Marketing** 30
   - 7.2 **Agri-products** 30
   - 7.3 **Food Processing** 31
   - 7.4 **Feed Products** 31
   - 7.5 **Financial Products** 32
   - 7.6 **Corporate** 32
8. **ANNUAL FINANCIAL INFORMATION** 32
   - 8.1 **Summary of Consolidated Results** 32
   - 8.2 **Grain Handling and Marketing** 34
     - 8.2.1 Industry Shipments 35
     - 8.2.2 Viterra Shipments – North America 36
     - 8.2.3 Segment Results 36
   - 8.3 **Agri-products** 36
   - 8.4 **Food Processing** 37
   - 8.5 **Feed Products** 38
   - 8.6 **Financial Products** 39
   - 8.7 **Corporate** 40
   - 8.8 **Outlook** 40
9. **LIQUIDITY AND CAPITAL RESOURCES** 42
   - 9.1 **Cash Flow Information** 42
     - 9.1.1 Operating Activities 42
     - 9.1.2 Investing Activities 43
   - 9.2 **Non-Cash Working Capital** 43
   - 9.3 **Financing Activities** 44
   - 9.4 **Debt Ratings** 45
   - 9.5 **Contractual Obligations** 46
10. **OUTSTANDING SHARE DATA** 46
11. **RESTRUCTURING AND INTEGRATION MATTERS** 46
12. **OFF BALANCE SHEET ARRANGEMENTS** 47
    - 12.1 **Pension Plans** 47
    - 12.2 **Viterra Financial** 48
13. **RELATED PARTY TRANSACTIONS** 48
14. **CRITICAL ACCOUNTING ESTIMATES** 48
    - 14.1 **Valuation of Long-Lived Assets and Asset Impairment** 49
    - 14.2 **Future Income Taxes** 49
    - 14.3 **Pension and Other Post-Employment Benefits** 50
    - 14.4 **Environmental Matters** 50
    - 14.5 **Purchase Price Allocation and Goodwill** 50
15. **CHANGES IN ACCOUNTING POLICY** 51
    - 15.1 **Inventories** 51
    - 15.2 **Goodwill and Intangible Assets** 51
    - 15.3 **Fair Value Hierarchy and Liquidity Risk Disclosure** 51
16. **FUTURE ACCOUNTING STANDARDS** 51
    - 16.1 **International Financial Reporting Standards** 51
17. **RISKS AND RISK MANAGEMENT** 52
    - 17.1 **Governance and Oversight** 52
    - 17.2 **Weather Risk** 52
    - 17.3 **Market Risk** 53
    - 17.4 **Credit Risk** 53
    - 17.5 **Foreign Exchange Risk** 54
    - 17.6 **Interest Rate Risk** 54
    - 17.7 **Other Risks** 54
18. **NON-GAAP MEASURES** 55
19. **EVALUATION OF DISCLOSURE AND PROCEDURES** 57
20. **FORWARD-LOOKING INFORMATION** 57
21. **ADDITIONAL INFORMATION** 59

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra Inc. (referred to herein as "Viterra" or the "Company") as of January 21, 2010.

This MD&A includes key financial statement information for the 12 months ended October 31, 2009 compared to the 12-month results of the Company to October 31, 2008. Included in this information are results from ABB Grain Ltd (referred to herein as "ABB", "Viterra Australia" or "Viterra") for the period September 24, 2009 to October 31, 2009. Viterra's 2008 results do not contain contributions from ABB.

On May 19, 2009, Viterra and ABB, a leading Australian agri-business, entered into an Implementation Agreement under which Viterra would acquire all the issued and outstanding shares in ABB for a mixture of cash and shares via a Scheme of Arrangement. On September 9, 2009, ABB shareholders voted to approve the Scheme and removed a 15% limit on the amount of shares any one shareholder could hold. Viterra assumed control of ABB on September 23, 2009.

2. COMPANY OVERVIEW

Viterra is a vertically integrated global agri-business headquartered in Canada. The Company was founded in 1924 and has extensive operations across Western Canada and Australia, with facilities in the south central United States ("U.S.") and New Zealand. Viterra has offices in Canada, Australia, New Zealand, Japan, Singapore, China, Switzerland and India.

As a major participant in the value-added agri-food supply chain, the Company operates in five interrelated segments, including Grain Handling and Marketing, Agri-products, Food Processing, Feed Products and Financial Products. Geographically, Viterra's North American operations are diversified across Canada, (primarily in Western Canada) and throughout the south central United States. Viterra wholly owns livestock feed manufacturing operations, canola processing and oat milling facilities. Viterra's North American operations also participate in malt processing through a 42% ownership interest in Prairie Malt Limited ("Prairie Malt") and in fertilizer manufacturing through its 34% ownership in Canadian Fertilizers Limited ("CFL"). Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers around the world in more than 50 countries.

On September 23, 2009, Viterra acquired all of the issued and outstanding common shares of ABB. Recently renamed Viterra, the Australian agri-business has a multi-faceted operation. Viterra's Australian and New Zealand operations are organized into the Company's existing segments, Grain Handling and Marketing, Agri-products, Food Processing, and Feed Products. The domestic grain business consists of country storage and handling assets, port terminal operations, as well as merchandising and logistics management. The food processing operation includes eight malt manufacturing plants across Australia. The feed products operation is located in New Zealand and includes feed milling, storage and maize processing. The agri-products business is involved in fertilizer and agricultural chemicals sales, livestock and wool marketing and wool brokering.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT". Viterra's CHESS Depositary Interests ("CDIs"), issued in connection with the acquisition of ABB (See Section 10 of this MD&A and Note 6 to the Consolidated Financial Statements), began trading on the Australian Securities Exchange ("ASX") under the symbol "VTA" on September 14, 2009.

3. BUSINESS MODEL

Viterra's business model is designed to optimize its position in the agri-food value chain by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the handling, processing and marketing process.

3.1 North American Business Model

In North America, Viterra's relationship with producers is extremely important given that they are both Viterra's customer and supplier of products. The Company provides farmers with agronomic and planning advice, financial products, and other services at the beginning of the crop cycle and delivers customized agricultural solutions and products aimed to ensure

high-quality, high-yielding crops are available to meet demands in the international marketplace.

In North America, Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products and small agricultural equipment. The Company bundles agri-products with production contracts, trucking premiums, financing options and targeted marketing programs to attract commodities into its high throughput grain handling network in Canada. Viterra cleans, dries and blends grains, oilseeds and specialty crops before they are sold to the domestic or export market. Viterra markets the grain directly to destination customers through its commodity merchandisers or through the Canadian Wheat Board ("CWB" or "Board"). The products are shipped from the Prairies either by truck or by rail to various markets domestically or to port position.

The Company manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For grains that originate from Canada and are destined for the international marketplace, the product moves through one of Viterra's export terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's food processing ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat mills, canola oil that is processed through its canola crushing facility or in malt products derived from its investment in Prairie Malt. Viterra products are also traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer.

Viterra is involved in value-added feed processing through its Feed Products group, which operates feed manufacturing plants in Western Canada, Texas, Oklahoma and New Mexico. Viterra provides a full line of feed and nutritional feed formulations, advisory services, financing and other related services to beef and dairy cattle, swine, poultry and other livestock producers.

3.2 **Australian Business Model**

Viterra's Australian and New Zealand operations primarily consist of grain handling and marketing services, agri-products, food processing, and feed products. Viterra's business model in South Australia is anchored by a comprehensive storage and handling system that includes up-country elevator capacity and significant investments in export capabilities. The primary focus is on grain accumulation and the marketing of growers' commodities to destination customers both domestically and internationally.

The Company's Grain Handling and Marketing segment warehouses grain and oilseeds grown in South Australia in bunkers, silos and grain sheds. Viterra also owns and operates all of South Australia's bulk grain export terminals. The majority of the South Australia crop moves through Viterra's infrastructure to reach destination markets. Growers deliver their commodities via truck either to up-country storage or directly to port. The commodities are then purchased by grain marketers, including Viterra. Most marketers utilize Viterra's southern Australian infrastructure to store and handle their purchased commodities prior to movement to select destinations.

Viterra is also the largest maltster in Australia, operating 63% of Australia's malt production capacity under the Joe White Maltings brand, and representing approximately 68% of the country's malt exports. It competes with domestic and international malt producers to supply brewers' growing malt demand, particularly from the Asian-Pacific region. Barley is the second largest crop grown in Australia, with average production of approximately 7 million tonnes annually. Therefore, Viterra is well positioned in the heart of the malt barley growing region.

Viterra's Australian Agri-products business offers growers a variety of products, including fertilizer, seed, and crop protection products through a retail operation. Viterra also operates a wool accumulation and sales business.

Viterra is well positioned to provide feed products to the growing New Zealand market, leveraging Viterra's global sourcing capabilities. Viterra is a key importer and distributor of grains and meals into New Zealand through its storage, maize processing and feed milling operations.



3.3 Agri-products

Viterra is involved in the sale of seed, crop protection products, fertilizer, and equipment to producers. The Agri-products operations also include an ownership interest in a nitrogen fertilizer manufacturer and a network of retail locations.

3.3.1 Agri-products – North America

Viterra's Agri-products segment in Canada operates a network of 259 retail locations throughout Western Canada, which are geographically distributed throughout the growing regions of the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, seed, crop protection products and small agricultural equipment, such as storage bins and grain augers. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola and flax, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seeds that offer improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

Viterra has a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia ("NH_3"). Viterra also holds a 53% patronage interest in Interprovincial Co-operative Limited, a supplier and manufacturer of crop protection products in Canada.

Agri-products Market Environment – North America

The agri-products market in Western Canada is mature and highly fragmented, with over 900 locations throughout the region, operated by grain companies, co-operatives, fuel companies and independent retailers. Viterra's operations represent approximately 30% of the market. Independent retailers, who collectively comprise another 30%, are the single biggest competitor. Some offer a full range of products, including seed, fertilizer, crop protection and small agricultural equipment, while others specialize in specific product lines. Unlike the Grain Handling and Marketing segment, deregulation, globalization and consolidation have had little effect on the agri-products distribution network.

The western Canadian market is defined based on total seeded acreage, which has remained at approximately 60 million acres over the last decade. Agri-products usage has, however, climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.6 billion in sales to about $4.2 billion in 2007. In 2008, sales increased to $5.4 billion mainly due to record commodity prices, particularly fertilizer. Additional sales were realized in that period as well, as a result of farmers increasing their application rates to capitalize on the high commodity prices. Since that time, commodity prices, including fertilizer prices, have declined. This has led to a decrease in gross industry sales for 2009.

The fertilizer table on page 9 illustrates the trend in estimated wholesale fertilizer prices for the two main products sold through Viterra's North American retail system since the fall of 2008.

The Agri-products business starts with the seed. New seed and seeding technologies – together with less summer-fallowed acres, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from cereal grains to oilseeds and special crop commodities – have all influenced the growth in the seed market.

There are good opportunities for differentiation in seed products. Access to proprietary seeds can drive higher sales and margins and can be the basis for product bundling strategies. Most retail locations that sell seed offer third-party varieties, while a few larger companies, like Viterra, have their own proprietary seed products. Apart from proprietary seed and certain proprietary rights to specific brands of chemical products, competition is based primarily on price, information, service and availability.

The industry is seasonal and highly dependent on weather conditions, with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June (although 80% of seed orders are typically placed prior to January 1). This means that capacity is fully utilized during this period and under-utilized for the remainder of the year.





This short-term, high-volume delivery period requires superior logistics management to ensure products are in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistical challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. In those years, the fall season can represent about 15% of annual agri-products sales volumes in North America, the majority of which are typically fertilizer sales.

Key Agri-products Profit Drivers – North America

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs is strongly correlated to the acres seeded in the crop production year and grain pricing. As noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions. The latter may delay spring seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.



As mentioned earlier, Viterra is involved in fertilizer manufacturing through its interest in CFL. The largest cost component in nitrogen-based fertilizer manufacturing is natural gas, which makes up approximately 75% of the cost of producing urea. The Company manages its share of natural gas costs to limit its exposure through the use of financial instruments. Fertilizer production typically occurs throughout the year, while sales are substantially executed during the compressed spring and fall seasons.

Western Canadian nitrogen fertilizer wholesale prices are generally predicated upon the NOLA (New Orleans, Louisiana) price plus freight to Western Canada, adjusted for foreign exchange. During periods of increasing fertilizer prices, Viterra may experience margin appreciation between the time of production and the time of sale, or margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs, underlying commodity prices and their views on the market outlook.

The most dramatic sales growth and price appreciation in fertilizer came in 2008 when the industry experienced both dramatic commodity price increases and rising demand. High fertilizer demand, a result of high commodity prices, contributed to record prices even though natural gas costs, the most significant input for nitrogen-based products, were lower compared to the prior year.

During the latter part of 2008, fertilizer prices began to decline, a function of lower corn prices and an anticipation of slower demand. Prices have remained depressed and a number of industry participants wrote down inventories in 2009 as a result.

The most significant driver in this business is weather, which influences the timing and quantity of sales. Farmers regularly purchase crop inputs in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products, or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer, and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, management estimates that each 1% change in North American agri-products retail sales revenue represents approximately $2.0 to $4.0 million of EBITDA (see Non-GAAP (Canadian Generally Accepted Accounting Principles) Measures in Section 18). Management estimates that a 1% change in North American gross margin typically translates into about $12.0 to $17.0 million of EBITDA.





3.3.2 Agri-products – Australia

In Australia, Viterra operates six retail stores (five of which are located in South Australia and one in New South Wales) and 10 depots located alongside Viterra grain storage and handling facilities, through which it sells seed, fertilizer, crop protection products and other farm-related items. The Company also has five fertilizer warehouses in the region (four in South Australia and one in Victoria) and operates a wool brokering and export business, a livestock marketing business and two real estate offices in South Australia.

The Company manages a portfolio of more than 30 field crop seed varieties, with the majority being barley and wheat varieties. It participates in research and development through an equity ownership in the University of Adelaide Barley Breeding Program, which allows Viterra the first right of refusal over new barley varieties. The Company also has an agreement with the southern Australian Research and Development Institute for the commercialization rights to the National Oat Breeding Program for milling oat varieties.

Viterra's wool operation, an important link in Viterra's relationship with growers in Australia, extends to South Australia, Western Australia and Victoria. Viterra acts as a broker, direct buyer, and exporter in this industry.

Agri-products Market Environment – Australia

Seeded acreage is the principal driver of crop inputs in Australia as well. The average area sown to field crops in Australia over the past 10 years is approximately 51 million acres, with the breakdown by region illustrated in the graph above. The primary crops grown in the region include wheat, barley, sorghum, canola, oats and lupins.

In 2008, the Australian fertilizer market was approximately 3.9 million tonnes.

The total Australian crop protection products market was estimated to be worth approximately $1.4 billion in 2008. Herbicides make up 45% of this market, while 35% is animal health, 13% insecticides and 7% includes fungicides and plant growth regulators. The Australian agri-products market is dominated by several large players.

According to the International Wool Textile Organisation ("IWTO"), Australia is the largest global producer and exporter of wool – accounting for nearly one-quarter of global production. Approximately 98% of Australia's wool is exported, with China being the dominant destination, taking 67% of Australia's wool exports. Viterra's wool business has two components, domestic and export. Domestically, Viterra moves wool from the farm to sell at auction. For about 60% of the volume, Viterra acts as a broker for the wool grower and, for 40% of the business acts as the principal buyer, either selling into auction or supplying to destination customers in countries such as China, India and Italy.

Key Profit Drivers for Agri-products – Australia

Weather is a key profit driver for agri-products in Australia, as it is in all grain growing regions. Fertilizer pricing and demand are the other key factors in profitability. Fertilizer pricing is driven by global fertilizer supply and demand fundamentals. Approximately 60% of Viterra's Australian fertilizer sales are phosphate and 40% are nitrogen-based. Local demand is primarily dependent upon adequate moisture and soil nutrient levels, the growers' views on future commodity prices and weather. Viterra must accurately assess grower demand and manage required inventory positions to guard against the impact of declining or volatile fertilizer prices.

3.4 Grain Handling and Marketing

The Grain Handling and Marketing segment accumulates, stores, transports and markets grains, oilseeds and special crops. This business includes grain storage facilities and processing plants strategically located in the prime agricultural growing regions of North America and Australia. This segment also includes wholly owned port export terminals located in Canada and Australia.

3.4.1 Grain Handling and Marketing – North America

In its Grain Handling and Marketing segment in North America, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 85 licensed primary grain elevator locations and through its port terminals in Vancouver, British Columbia, Thunder Bay, Ontario and Prince Rupert, British Columbia. Grain handling begins with the movement of the commodity from the farm to Viterra's geographically dispersed and strategically located country elevator network, where the product is dried, weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flour mill, oilseed crusher, maltster feed grain consumer, or biofuel plant) or to a port terminal, usually for shipment to an offshore destination customer.



Source: Viterra Company Reports

Viterra actively buys grain and oilseeds from farm customers throughout the year. Viterra tests the commodities for quality then cleans, dries and blends them in preparation for shipping. Viterra earns a margin for these services. Volumes, quality and export demand are key drivers in this business. Viterra markets open market grains and oilseeds directly to destination customers and buys and sells wheat and barley as an Agent and Accredited Exporter of the CWB. The grains regulated by the CWB are known as "Board grains" or "CWB grains".

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. Under this monopoly, the CWB controls the sales price as well as the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port or to a designated domestic customer. Many grain companies, including Viterra, are also CWB-Accredited Exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra contracts, transports and markets "open market" grains (such as canola, oats, flax, peas and other special crops) for its own account.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with destination customers. Through its primary sales offices across Western Canada and its International Grain Group, with offices in Vancouver, Singapore, Geneva, Tokyo and Beijing, the Company markets its grains and oilseeds to more than 50 countries and is the largest canola exporter in Canada. The International Grain Group maintains strong relationships in destination markets and exporting countries in order to gain access to grains and oilseeds from new regions and capture a greater share of the global demand base.

Grains and Oilseeds Market Environment – North America

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10-year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops.

Typically, about 60% to 65% of the total grains and oilseeds (approximately 30 to 32 million tonnes) are shipped over the subsequent 12-month period through the primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, feedlots, or held on-farm for future marketings. Viterra has about 35% of the industry's primary storage capacity and the largest market share, representing about 45% of the market, based on receipts (producers' deliveries into the system).

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors. Producers are diversifying to higher value crops to reduce price risk and enhance overall returns. Heightened demand for oilseeds and special crops, together with better seed varieties, have provided farmers with new cropping options and access to the better pricing associated with those commodities.

Approximately 50% of the Company's total shipments are now Board grains (based on a five-year average). In recent years, the Company has seen a shift in production from wheat to canola and other special crops, which has driven a corresponding shift in the proportion of CWB grains to open market grains that are handled.

Key Profit Drivers for Grain Handling and Marketing – North America

The key drivers in Viterra's North American grain handling business are volumes and margins. Volume is important because of the high fixed-cost nature of the business. The more grain that flows through Viterra's grain handling and marketing infrastructure, the lower the cost per tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Accordingly, volume is a key driver of profitability given the fee-for-service business model. These fees (or tariffs) are typically adjusted annually and are fairly predictable once export targets and destination customer demands have been determined. Management estimates that every 5% change in production volumes has about a $15.0 to $18.0 million impact on EBITDA assuming a corresponding increase or decrease in grain receipts.



Factors that may influence the timing and amount of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, foreign exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

Viterra measures market share based on its share of overall producer deliveries of the six major grains into its Canadian primary elevator system. The Company's extensive and geographically dispersed network of assets positions Viterra to capture a significant proportion of the market relative to the production in each of the Prairie Provinces and assists in reducing revenue risk from localized production variances. The ability to source grains and oilseeds in the western Canadian market, as a result of this highly efficient infrastructure, is a competitive advantage.

In 2009, Viterra continued to invest in its country assets as it looked to improve efficiencies, upgrading multi-car loading capabilities at four locations. In addition, construction continues on Viterra's new facility in Sexsmith, Alberta, slated for completion in 2010. This focus on country infrastructure positions Viterra well as its competitors also look to expand their country operations. Management believes that Viterra's market share for the six major grains will remain strong, in the 45% range, as it completes its efficiency and expansion strategies.

All major grain handling companies have the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Viterra, with the most efficient elevator network, multi-car rail loading capacity and logistics expertise, has the ability to maximize throughput in the system, keeping costs per tonne low and, consequently, outperform competitors in the industry (see discussion of Core Capabilities in Section 5).

The ability to attract market share is a significant factor in profitability. Management estimates that a 1% change in Viterra's market share could result in about a $7.0 to $8.0 million change in EBITDA.

Market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (see discussion of Core Capabilities in Section 5).

Export volumes are also important to profitability, as increased activity at Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. As a fee-for-service or tolling business, Viterra earns maximum margins on those commodities that it receives into its primary system, ships through a port terminal and manages directly to the destination. As such, the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities influence export levels and are factors that can impact profitability.

Due to the relatively fixed cost nature of the business, management estimates that each $1 per tonne change in margins translates into about a $15.0 to $16.0 million impact on EBITDA.

As noted earlier, Viterra recently established an International Grain Group that is responsible for furthering the development of customer relationships in destination and origination markets, seeking out international value-added opportunities, and marketing grains and oilseeds to capture a greater share of the global demand base. Margins earned by the Grain Group in North America include the tariffs and services charged at the primary elevator, rail incentives and port terminal charges. For certain customers and certain commodities, the International Grain Group will assume responsibility once the product arrives at export position, managing the vessel freight and delivery to the destination of choice. The International Grain Group also sources commodities from other countries, when it makes sense to do so, taking possession at port position and managing the vessel logistics, trading margins and delivery to the destination customer.

3.4.2 **Grain Handling and Marketing – Australia**

In Australia, Viterra stores, contracts, markets and transports grain from its storage and handling system through export port terminals to end-use markets through the Company's 108 licensed primary grain elevator locations. Viterra is the sole owner and operator of eight bulk export terminals in

Five-Year Production of Principal Crops in Australia



Source: ABARE

South Australia, which have a combined storage capacity of 3 million tonnes, or just under a third of Viterra's storage and handling capacity in the region. Three of the facilities are situated at deep-sea ports and are capable of loading Panamax vessels (which can hold between 52,000 to 75,000 metric tonnes) including the recently commissioned Outer Harbor facility. Viterra has aggregate storage capacity of 9.6 million metric tonnes, primarily spread throughout South Australia.

This segment also has a 50% interest in Australian Bulk Alliance ("ABA"), a grain receival and export business in New South Wales and Victoria. In total, ABA has eight country grain elevator locations and a 50% ownership in one export terminal at the Port of Melbourne.

Viterra has a national accumulation team that sources grain from growing regions across Australia. The team utilizes a suite of grain marketing products in its sourcing activities. Viterra also sources grain to supply its malt processing and feed manufacturing operations in Australia and New Zealand.

Grain handling in Australia, as in Canada, begins with the movement of the commodity from the farm to Viterra's country elevator receival network, where the product is weighed, graded, and prepared for shipment. Grain is then shipped, via truck or rail, from the country elevator to domestic customers (such as a flour mill, maltster, or feed facility) or to a port terminal. Viterra has a long-term agreement for bulk grain railcar supply to support the movement of grain through its southern Australian infrastructure and has the ability to source additional capacity should it be required. Unlike the Canadian system, there is virtually no on-farm storage in South Australia. Growers in this region use Viterra's storage and handling system and pay warehousing fees, until such time as they choose to sell their grain into the market. Various marketers bid on growers' grain through the year. As noted earlier, Viterra has 9.6 million tonnes of storage in South Australia, while production in the region has averaged 5.3 million tonnes over the past five years. Therefore, inventory turns are low, typically less than one turn per year.

Grains and Oilseeds Market Environment – Australia

Total average principal crop production for Australia over the last five years has been 31.9 million metric tonnes.

The Australian wheat market was liberalized in July 2008 with the abolition of the single desk monopoly on bulk wheat exports previously held by AWB Ltd. Under the Wheat Export Marketing Act of 2008, a new export licensing scheme was adopted. Under the new arrangements, wheat exporters are required to hold a licence from Wheat Exports Australia in order to export wheat from Australia.

To be eligible for a bulk wheat export licence, Viterra, along with other port terminal owners, are required to have an access undertaking approved by the Australian Competition and Consumer Commission ("ACCC") that provides fair and open access to marketers who want to move grain through Viterra's port facilities. The undertaking was approved on September 29, 2009 and the Company's two-year wheat export licence was granted on September 30, 2009.

As a result of the changes to the regulatory system, grain companies are now able to trade Australian grain commodities both domestically and for export. The new deregulated environment has increased competition, with more than 27 registered companies able to compete as marketers for domestic and international sales.

Key Profit Drivers for Grain Handling and Marketing – Australia

In Viterra's storage and handling business, the key profitability driver is volume, which is directly linked to crop production levels in South Australia. Given that Viterra owns the majority of the region's storage; growers depend upon the Company for their warehousing needs. There is no significant competition in southern Australian storage; therefore, Viterra competes with other regions in Australia, including Western Australia, Queensland and New South Wales in setting its fee structure. It must be competitive with other regions in order to encourage marketers to purchase grain from South Australia.

Another significant profit driver in this segment is commodity prices. With the deregulation of the market, grain purchased for Viterra's account must be fully financed with the Company's working capital. Viterra employs hedging, forward contracting and position limits to assist in protecting itself from the impact of adverse market moves.



3.5 Food Processing

Viterra's Food Processing segment is an important aspect of the Company's value chain. Overall, this segment extends the Company's pipeline by producing semi-finished and finished food ingredients for consumer products companies and food processors around the world.

3.5.1 Food Processing – North America

Viterra's ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from oat milling, or salad dressings, cooking sprays or bottled oils sourced from Viterra's canola processor. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer.

Viterra's North American Food Processing segment is comprised of oat and specialty grain milling facilities (formerly known as Can-Oat Milling) located in Portage la Prairie, Manitoba; Martensville, Saskatchewan; and Barrhead, Alberta; a canola processing facility in Ste. Agathe, Manitoba; and a 42% ownership interest in Prairie Malt, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Food Processing – North America – Oats

Viterra is one of the world's largest industrial oat millers and controls approximately 21% of the total North American oat milling capacity and approximately 36% of the industrial ingredient supply market. It processes raw oats into primary, intermediate and finished food products and has a total milling capacity of 380,000 tonnes of oats per year. Viterra is the supplier of choice for many U.S. food manufacturers. Customers are primarily North American marquee food manufacturers who are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. The food manufacturing market is dominated by a small number of larger manufacturers and, as a result, Viterra is dependent on its top five customers for over 50% of its sales volumes; however, these customers are large companies to which it has been supplying for more than five years.

Western Canada is the largest oat production area for milling quality oats in the world. Viterra estimates that at least 50% of the oat production can be used for milling in an average year, of which its oat operations purchase approximately 20% per annum.

Oats are encased by a low-value hull, which renders 30 to 35% of the weight essentially unusable for human consumption. Due to the extra cost associated with shipping these low-value byproducts, mill locations closer to raw material supplies have a competitive advantage.

In 2009, more than 90% of the milled oats were exported to the United States. Viterra's Barrhead facility in Alberta also has the capacity to process organic oats and has barley processing capacity of 3,500 to 7,000 tonnes per year, depending on product mix.

Products are classified into three types: primary, finished and animal feed. Primary products are used to produce finished products (such as flakes, flour, bran or blended oatmeal combinations) or are sold directly to customers with their own finishing capacity.

Oat Market Environment – North America

Viterra's oat business can be characterized as stable in an industry that is mature. Canada is the second largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2009, total world oat production increased to 25.4 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 78%, grown in Saskatchewan and Manitoba. In 2009, total harvested area decreased in all three Prairie Provinces due to poor weather, lower yields and poor growing conditions. Despite these conditions, the 2009 crop provides sufficient supply to meet Viterra's oat processing needs in 2010.

The oat milling industry has seen steady growth in North American demand over the last five years. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased from 30% in 2004 to 35% in 2009.

The U.S., the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 70% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada exports 40% to 45% of its oat production, primarily to the U.S. Canada exported more than 1.6 million tonnes to the U.S. in the

12 months ended July 31, 2009 ("2009 Crop Year"), representing approximately 90% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production has declined over the last 15 years as U.S. farmers increase plantings of alternative crops like corn, soybeans and wheat.

Oat milling is an attractive segment of the food ingredients market. Oats are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to adverse economic conditions since oats are a very affordable food source.

The Food and Drug Administration ("FDA") in the U.S. has approved a health claim for oat-based products, stating that the soluble fibre from oatmeal, as part of a low-saturated fat/ low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

Food Processing – North America – Canola

Viterra operates a canola crush plant, which it purchased in June 2009, that has an annual crush capacity of up to 345,000 metric tonnes. The plant produces and competes in the canola oil processing and canola meal markets primarily within Canada and the U.S. The business is segmented into three areas, including seed, oil and meal.

Canola seed crushing is an attractive segment of the food market. Canola oil has a distinct advantage over other vegetable oils due to its fat content characteristics, which are low in saturated fats and high in mono-unsaturated fat.

Canola oil represents approximately 50% of the vegetable oil consumed in Canada, 50% of that consumed in Japan and 25% of that consumed in Mexico.

Globally, large multinationals dominate the oilseed processing industry. The Canadian oilseed crushing industry is comprised of five companies operating a total of 10 crushing plants, with current crush capacity of 5.8 million tonnes per year. Several companies are currently expanding their operations, and Viterra expects capacity to rise to approximately 8 million tonnes per year, which equates to 7.2 million tonnes of annual production assuming 90% capacity utilization. When all announced expansion plans are complete, there will be 12 plants in Canada operated by seven companies.

Canola Market Environment

Canola is the primary oilseed crushed in Canada. From the early 1980s to the most recent five-year period, production of canola has increased by approximately 175% and surpassed 12 million tonnes for the first time in 2008. According to Statistics Canada, Western Canada is expected to produce approximately 11.8 million tonnes of canola in the 2010 crop year. Crush volumes have increased by 5.7% (compounded annual growth rate) since the early 1980s. The early 1990s and the most recent five-year period have seen the most significant increases in volume. Since the mid-1990s, the export market for canola oil has driven the increase in total crush volumes. Today, Canada is the world's largest exporter of canola oil while the U.S. is the world's largest importer.

Despite the increase in total crush volumes, the percentage of canola production crushed domestically has remained relatively constant at 42%, with the balance of canola seed being exported and crushed at destination.

The two dominant export markets for canola oil are the U.S. and China. Aside from occasional purchases by Europe, other Asian countries comprise most of the remaining demand for canola oil. The increase in volumes to the U.S. is largely related to the burgeoning demand for oils suitable for producing low or zero trans fat food products. In addition to the Canadian crush industry, several crush plants in the U.S. access canola from Canada and the demand from these facilities has been increasing.

Other facilities that crush canola are switch plants that also crush several oilseeds, such as flax, sunflower or soybeans depending on economics and seed availability.

Health concerns, specifically related to the consumption of saturated fats and trans fats, are expected to have a positive impact on the consumption of canola relative to other vegetable oil alternatives over the medium term. Canola oil has the lowest level of saturated fat and is one of the highest in omega-3 levels, resulting in canola having a healthier profile compared to all other oils on the market today.

Canola meal production, destined for the livestock feed industry in Canada, is expected to grow from just over 3 million metric tonnes to close to 4.5 million metric tonnes based on the additional capacity coming on-stream. Canola meal is used as a feed for livestock, primarily hogs, dairy cattle and poultry. About 67% of canola meal produced in Canada is exported and, of that, 94% goes to the U.S. The primary reason for such a high percentage going into the U.S. is the bulkiness of the product that makes shipping it over longer distances expensive. In the latter part of fiscal 2009, the U.S. FDA began testing Canadian canola meal for *salmonella* under its zero tolerance guidelines. This has resulted in the rejection of certain shipments by industry participants. Viterra is currently working with other participants who are actively seeking a resolution with the FDA.

Food Processing – North America – Malt

Viterra has a 42% ownership interest in Prairie Malt, located in the heart of Canada's Prairie region where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes and produces top-quality malt that is shipped to customers throughout Canada, the U.S., South Africa, the Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take a majority of its barley requirements from Viterra, subject to quality, cost, and timeliness issues. Viterra's partner in Prairie Malt is Cargill Limited ("Cargill"), who also is the majority owner and operator of the plant.

North America – Malt Environment

The main raw material used in the production of malt is malting-quality barley. In Canada, the CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB such as Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of cereal grains in Canada and the largest barley customer of the CWB. For the coming crop year, the malting industry is expected to purchase more than 50% of available CWB malting barley stocks.

Key Profit Drivers for Food Processing – North America

In Viterra's oat milling business, margins are impacted by yield, foreign exchange, oat pricing and product mix. Since a low-value hull, which is unusable for human consumption, encases raw oats, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $0.4 million to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil conditions, and farm practices.

Oats, as an international commodity, are priced in U.S. dollars ("USD"). Prices are driven mainly by the world feed grain market and can be quite volatile. Prices of finished goods move up and down on a contract-to-contract basis, with the price of oats and the milling margin negotiated as a separate component.

In the canola processing business, product mix can affect earnings since different types of products will carry different margin contributions. For example, primary canola meal typically has lower margins than canola oil.

Malt margins are significantly impacted by key manufacturing inputs, including natural gas, labour, and the processing yield achieved from malt barley. As well, in Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process, so crop quality can affect supply and increase production costs. The overall quality of the 2009 harvest was average when compared to the previous five crop years.

3.5.2 Food Processing – Australia

Through the acquisition of ABB, Viterra is now Australia's largest malt processor, operating eight processing plants strategically positioned across Australia, with the largest capacity volume in those states with the greatest barley supply. Under the brand Joe White Maltings, Viterra's Australian malt operation, has an annual production capacity of up to 500,000 metric tonnes, of which 400,000 tonnes are destined for export markets and 100,000 tonnes are consumed domestically. Viterra supplies malt to major domestic and international brewers. Viterra's malt operations require approximately

600,000 tonnes of malt barley per year, representing 25% of the Australian malt barley crop.

Viterra is a leading malt supplier for key global markets, predominantly the Asian-Pacific region.

Viterra has an investment in the University of Adelaide's Barley Breeding Program. It is a sponsor of various grower and agronomic-driven projects, and is focused on market optimization and malt quality for brewing performance. As well, Viterra's malting operation has been actively involved in research and development in the areas of microbial safety, biochemistry and protein modification.

Market Environment – Australia
Viterra owns 63% of Australia's malt production capacity and exports 68% of Australia's malt. It is well positioned to supply Asian malt demand, which, together with other emerging economies, is expected to support world beer demand growth going forward. Annual global beer production growth rates have averaged 3.3% over the last 10 years and from 2009 to 2013 are expected to rise to 3.8%.

Key Profit Drivers for Food Processing – Australia
Primary market drivers in the Australian malt barley industry include the quantity and quality of the malt barley crop, global pricing and destination demand. Prior to this year, Australia has been dealing with poor crop conditions. Despite these challenges, Viterra's malt operations have, through its combined merchandising expertise, been able to source sufficient quantities of malt barley to meet its needs.

The global financial crisis had an impact on the malt business in 2009, primarily related to the timing of contract deliveries. The Company has developed long-standing relationships with destination customers that will continue to serve it well into the future. While contract flexibility over the past year was required and resulted in a softening of malt margins, management believes that average margins will be consistent with previous years, albeit at the lower end of the previously attained range. The Company expects margins to migrate toward more traditional levels at the higher end of the range as financial conditions improve and malt demand increases globally. Management is currently assessing the proposed construction of a new 110,000 tonne malt processing plant in New South Wales that would position Viterra's Australian malt business to meet expected Asian demand growth.

3.6 Feed Products

Viterra's Feed Products segment has operations throughout North America and New Zealand. This business segment extends Viterra's pipeline by processing raw materials into livestock feed, ingredients and nutritional supplements.

3.6.1 Feed Products – North America

The core business activity in Viterra's North American operations consists of the manufacturing, sale and distribution of feed products and related micro, macro and commodity ingredients for commercial and acreage-based livestock producers. Specialty feed formulations and feed product manufacturing is well diversified between dairy and beef cattle, poultry, swine and other specialty livestock feeds. Feed manufacturing is conducted at six feed mills and one pre-mix manufacturing facility located in British Columbia, Alberta, and Manitoba. Viterra also has a feed manufacturing and commodity sales outlet in Logan, Montana.

Viterra owns six feed mills in Texas, Oklahoma and New Mexico that manufacture complete feeds, supplements, pre-mixes and commodity ingredients for ranchers and dairy farmers in Texas, New Mexico, Oklahoma and other south central U.S. markets. Viterra also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which steams and flakes corn for regional dairy producers.

Manufactured feeds provide all, or a significant portion, of the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals, which, along with commodities, fulfils the needs of livestock producers who complete their own on-farm feed manufacturing.

To enhance its relationships with livestock customers, Viterra also provides value-added services to complement its manufacturing, selling, and distribution of feed products. These include financial services, nutritional consulting, and ingredient forward contracting services.

Viterra offers financing programs to livestock producers and borrowers are required to purchase their livestock feed products from Viterra. The Feed Products group, in conjunction with Viterra Financial™ administers and acts as an agent for

a Canadian chartered bank, which provides the financing for the program. Additional information regarding this activity can be found in Section 3.7.

Feed Products Market Environment – North America
Canada accounts for approximately 3% of the global feed market. Western Canada accounts for about 22% of the country's commercial feed production. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the livestock species that consume feed.

Traditionally, Canada has exported about 50% of the beef and pork it produces, either as meat or live animals, primarily to the U.S. The economic downturn, weakness of the USD, along with non-tariff trade barriers, such as Country of Origin Labeling ("COOL") in the U.S., has limited market access and has considerably reduced Canadian exports in the short term and, consequently, reduced the demand for manufactured feed.

To put demand into context, during the first six months of the calendar year 2009, Canadian beef exports to the U.S. were down 32.4% and pork exports were down 34.6% as compared to the same period in calendar year 2008. In addition to the aforementioned market pressures, overall pork markets declined due to an inappropriate worldwide association with swine flu (the H1N1 flu virus), starting in the second quarter of fiscal 2009.

At times during 2009, beef, dairy and pork producers in North America were operating below their cost of production. This caused severe economic pressures on customers' ability to pay and reduced the overall demand for manufactured feed. These economic challenges have resulted in farm failures and an extremely competitive environment given the shrinking customer base.

Viterra sells complete manufactured feed and vitamin and mineral pre-mixes to the swine industry in Canada. U.S. feed milling operations do not manufacture or sell significant quantities of hog feed.

For the North American beef sector, Viterra supplies feed supplements to ranchers, feedlot operators and cow-calf operators. In addition to the aforementioned implications of non-tariff trade barriers such as COOL, industry feed demand in 2009 was adversely affected by poor cattle markets and lower demand for beef associated with the general economic downturn.

The dairy market in Canada is supply managed. The matching of supply and demand through quotas stabilizes the dairy market and related feed pricing. This market is expected to remain stable for the foreseeable future and any growth will be driven by population growth. Conversely in the U.S., the economic downturn in 2008 and 2009 led to wholesale milk prices falling well below the cost of production. This led to a feed demand decline due to herd reductions, but the primary EBITDA impact was due to customers switching from higher margin fully manufactured feeds and supplements to survival rations, consisting of low margin commodities and silage.

Canadian poultry producers purchase complete manufactured feed from commercial feed mills since few are large enough to economically mill their own feed rations. Poultry production is tightly controlled both provincially and nationally under supply managed quotas, and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce significant quantities of poultry feed.

The North American feed manufacturing industry is a mature industry with surplus capacity in some regions, resulting in competitive pricing and margin pressures, particularly in the 2009 demand downturn. Many competitor feed manufacturing assets are older with some in need of significant maintenance capital, sped by minimal investment by poorly funded players during the past two years. In addition, growing consumer concern over food safety has resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills, putting additional economic pressures on marginal players. Viterra's business model is solid. Its assets are relatively new and have been well maintained. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local, state and federal operating standards for feed milling.

Key Profit Drivers for Feed Products – North America
The key performance drivers in feed manufacturing are the volume of feed tonnes sold and the product mix of higher valued ingredients versus lower margin commodities. In Canada, margins have been relatively stable over a 12-month period. The U.S. market has traditionally undergone more seasonal variability, with lower margins earned in the spring and summer when beef cattle are moved from pastures to commercial feedlots, where, in many cases, onsite feed manufacturing takes place.

Over a normal 12-month period, total feed and ingredient volumes for Viterra are expected to average about 2.3 million tonnes, of which about 0.9 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world.

In 2009, feed demand dropped due to lower demand from hog operators, and the overall reduction of demand for protein and milk. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains, along with other ingredients, and the local farm ranching infrastructure.

Management estimates that each $1 increase in margin per tonne equates to approximately $2.0 million in EBITDA contribution from the North American operation. Further, each 2% increase in feed volumes equates to $0.5 million in EBITDA growth.

3.6.2 Feed Products – New Zealand

Through the acquisition of ABB, Viterra is now a major player in the New Zealand feed market with a presence across the supply chain, from marketing and accumulation to storage, freight, milling, and the sale of end-use products. It is a key importer and distributor of grains and meals to the New Zealand market. The Company operates three storage facilities in close proximity to the prime dairy regions. It is involved in maize processing and also operates a feed manufacturing and distribution business with three feed mills representing sales of approximately 155,000 tonnes annually. Viterra is also constructing a 180,000 tonne capacity feed mill in South Auckland that is expected to be complete by mid-2010.

Feed Products Market Environment – New Zealand
In New Zealand, the dairy industry is one of the country's largest industries and is the country's number one exporter. Exports of dairy products account for 21.6% of total merchandised exports and are valued at $9.3 billion New Zealand Dollars ("NZD").

New Zealand's meal and grain imports have increased by 21% per annum since 1999, driven by new meal requirements primarily in the dairy and poultry industries. Viterra has positioned itself to become a market leader in ruminant feed sales in New Zealand through the recent purchases of feed milling and processing companies.

Key Profit Drivers for Feed Products – New Zealand
Viterra is well positioned to provide feed products to the growing New Zealand market, leveraging its global sourcing capabilities and import and distribution position. The Company owns critical storage infrastructure positioned at key import locations and has long-term supply agreements with key agri-commodity consumers.

Key profit drivers in this business include demand for meal and nutritional inputs.

As noted above, meal, and grain imports have increased since 1999, driven by meal, which has increased from zero to 1.3 million tonnes. Dairy herd numbers have increased by 2.2% per annum, while milk solids have increased by 4.2% per annum since 1999. There has been healthy and sustained growth in the number of dairy cows in New Zealand over the last decade, along with improvements in productivity. At the same time, poultry production has grown at a rate of more than 2% per year over the last 10 years. This has underpinned the growth in grain and protein imports as farmers seek to maximize the productivity of their land.

3.7 Financial Products

The Financial Products segment offers financial products to producers in North America, primarily consisting of credit programs to support their on-farm cash flow requirements.

Through Viterra Financial™, the Company acts as an agent of a Canadian chartered bank. On behalf of the bank, Viterra extends unsecured and secured trade credit at competitive rates to the Company's agri-products and feed products customers. Credit advanced to agri-products customers

enables them to purchase the Company's crop protection, fertilizer, seed and equipment products. The repayment terms are structured to meet the producers' cash flow needs. Viterra Financial™ offers secured loans from the bank to feed products customers to purchase feeder cattle, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services. Viterra provides an indemnity to the bank for a portion of any loan losses (see Section 12.2). Total approved credit managed by this group is approximately $1.5 billion.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

Financial Products Market – North America
Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating expenses have led to a shift in how agri-businesses are financed. Many smaller crop input retailers are not able to adequately finance the credit needs of their customers and, therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial™ is able to offer a broad range of financing options to better align with customers' cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

Key Profit Drivers for Financial Products – North America
Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality, producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop inputs or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its annual credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 12.2), credit quality can have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial™ typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the portfolio, unexpected rate changes can still affect profitability.

4. STRATEGIC DIRECTION

Viterra's successful acquisition of ABB during fiscal 2009 was a significant step in the Company's growth and diversification strategy, with the goal of becoming a global agri-business leader and a key supplier of ingredients to the world. Viterra has also expanded its agri-products retail network in Canada and has purchased a canola crush facility in Manitoba. The scorecard at the end of this section depicts the Company's achievements with respect to its strategic growth plans for 2009.

As Viterra looks forward, the Company's strategic focus can best be defined by two key objectives: geographical diversification, and expansion of value-added processing to increase the earnings base, while maintaining a competitive and flexible capital structure.

Viterra's international strategy specifically targets regions that are in prime environments for consolidation, beyond the borders of the western Canadian grain and agri-products industries. The international diversification strategy is focused on acquiring assets, originating grains and oilseeds and marketing commodities in regions of the world that grow

commodities that Viterra already markets, thereby maximizing full value chain margins.

With the acquisition of ABB, Viterra now has the scale and scope to effectively serve and increase its influence with destination customers. For wheat, barley and canola, Canada and Australia combined have the largest export origination, comprising over 40% market share of the world's aggregate exports of these commodities. Viterra markets its commodities to over 50 countries worldwide.

As part of this strategy, Viterra's International Grain Group opened a new trading office in Singapore in 2008 and, during 2009, established an office in Geneva and a joint venture marketing agreement in India. This staged approach was designed to enhance the Company's international grain expertise and allow Viterra to capitalize on the growing global demands in agriculture.

The acquisition of additional value-added processing operations is also a primary focus for Viterra as it will further diversify Viterra's earnings base and expand margins, enabling Viterra to balance its growth strategy and earnings stability. The Company's intention is to build on its existing capabilities, processing food and feed ingredients for the global marketplace. With the acquisition of ABB, which includes malt processing assets, Viterra's malt production capacity has increased by approximately 500,000 metric tonnes annually.

During the last year, Viterra also acquired a canola crush plant in Manitoba with a 345,000 metric tonne annual production capacity. In order to continue to grow its Food Processing segment, the Company will strategically focus on opportunities to expand processing capacity to meet the growing ingredients demand in the most efficient manner. Some key considerations include the raw material source, market demand, transportation logistics and customer expectations. Viterra's geographical regions of expertise are in Canada, the U.S. and Australia. The Company will seek assets where it can leverage the existing origination value chain and expertise to create synergies and efficiencies.

Value-added investment is expected to allow Viterra to earn higher margins and further extend its reach along the entire value chain. The Company now has a stable platform on which to build its value-added capabilities. While the Company has not abandoned options to build, the preference is to pursue growth in a manner that offers the greatest prospective financial returns. This includes acquisitions as well as initiatives that enhance the value of existing assets, which allow Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time, it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise. Quality growth and earnings stability will come from maximizing returns on its existing assets and acquiring new businesses to leverage those returns in the future.

The Company assesses the strategic fit of all potential opportunities and plans to pursue only those activities with acceptable risk-adjusted return profiles. As the Company pursues growth, it will focus on maintaining certain credit quality objectives that are consistent with its goal of achieving investment grade credit ratings in the future.

Metric	Target
Total Debt-to-Capital	30% - 40%
Total Debt-to-EBITDA*	<3X
EBITDA Interest Coverage*	>5X

*See Non-GAAP Measures in Section 18.

In pursuing its long-term goals, Viterra's focus is on controlled, strategic growth and diversification, capturing value from global industry consolidation while maintaining a stable and quality earnings profile. The Company intends to aggressively manage its cost structure and prudently manage risks to maximize shareholder value as it grows the business.

Viterra continues to maintain one of the strongest balance sheets in the industry and remains committed to preserving its financial flexibility across business cycles.

2009 Strategic Objectives Scorecard

Geographically expand core capabilities, focusing on regions that originate wheat, canola and barley

- ✓ Acquired ABB for $1.4 billion, establishing Viterra as the leading South Australia agri-business
- ✓ Completed $450 million subscription receipt offering for ABB acquisition

Establish an integrated marketing and trading group to extend origination pipeline and expand international trading and logistics

- ✓ Opened marketing office in Geneva, Switzerland
- ✓ Added trading and chartering expertise to Viterra's portfolio
- ✓ Established Indian joint venture to extend pulses and special crops pipeline

Invest in grain handling and agri-products to establish Viterra as the supplier of choice

- ✓ Introduced 11 private label crop protection products in Western Canada
- ✓ Expanded western Canadian equipment sales network
- ✓ Invested $37 million to upgrade North American infrastructure
- ✓ Acquired eight agri-product retails for a total of 259 locations in Western Canada

Invest in value-added businesses to increase contributions from processing

- ✓ Acquired a canola crush facility with annual processing capacity of 345,000 tonnes
- ✓ Acquired ABB's malting business increasing Viterra's malt processing capacity by 500,000 tonnes

Enhance operational excellence to reduce costs and improve efficiency

- ✓ Created an integrated global information technology platform
- ✓ Centralized oat procurement into Viterra
- ✓ Launched Viterra brand corporate-wide

Establish Corporate Responsibility framework/commitment

- ✓ Completed comprehensive baseline assessment of Viterra's sustainability practices against global assessment criteria
- ✓ Established a Safety, Health and Environment committee of the Board
- ✓ Donated $1.2 million to charities and organizations, focused on health, wellness and safety

5. CORE CAPABILITIES

In addition to the capital resources discussed in detail in the "Liquidity and Capital Resources" section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

5.1 Solid Financial Position and Strong Operating Leverage in Uncertain Times

Viterra currently enjoys certain benefits from its operating leverage since the Grain Handling and Marketing and Agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. The Company expects it will continue to generate significant free cash flow to enable it to pursue its strategic growth objectives.

During fiscal 2009, the Company issued $450 million of equity which, along with existing cash and short-term investments, fully funded the cash portion of the ABB transaction. ABB shareholders opted to receive the maximum share consideration. Viterra issued 78.3 million shares and

paid $703.4 million ($751.7 million Australian Dollars ("AUD")) in cash to ABB shareholders as full consideration for the acquisition.

In July, the Company issued an additional $300 million of long-term debt. At October 31, 2009, Viterra had approximately $800 million of cash and short-term investments that are available for future growth initiatives.

Viterra's capital structure is solid with longer term credit facilities in place to support its ongoing financial requirements. The Company has an $800 million operating line in place to fund its core operations in North America and provide the capacity to finance its expanding business. The Company, through its Australian subsidiary, Viterra Australia, also has a separate $1.2 billion AUD operating line in place to fund its Australian operations. In addition, as at October 31, 2009, the Company had approximately $1.0 billion of cash and short-term investments on its balance sheet, a major portion of which, as noted above, is not required to finance seasonal working capital needs and is available for future growth initiatives.

5.2 Healthy Customer Base

The majority of western Canadian farmers are financially strong and have access to the necessary credit to fund their ongoing operations. Through Viterra Financial™, farmers have access to up to $1.5 billion in credit to support their agri-products and feed products purchases. Australian growers have been dealing with drought conditions over the past two years, which has had an impact on their financial situation. However, Australia's harvest is now underway and current forecasts suggest above average production this year, which should improve cash flow for growers in fiscal 2010.

5.3 Diversified and Modern Facility Assets

In Canada, a substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high-throughput elevators ("HTEs") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and British Columbia was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of its facilities, in addition to its extensive port terminal operations in Vancouver and Prince Rupert, British Columbia and Thunder Bay, Ontario make it possible to attract the throughput volumes required for the Company to be a preferred supplier for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "value chain management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of Viterra's extensive agri-products retailing network throughout Western Canada permits Viterra to reach a broad group of farm customers. This geographic dispersion throughout the region serves to further diversify the risk of localized economic or other market conditions.

Viterra owns approximately 95% of the central storage and handling system in South Australia, where up to 20% of Australia's crops are grown. As such, growers and marketers utilize the infrastructure to move agricultural commodities to market, providing Viterra with a steady income stream from storage and handling fees. The infrastructure is made up of a combination of steel, concrete and bunker storage, with approximately 25% of the 9.6 million tonnes being built in the last 10 years.

As in Canada, Viterra's country network in South Australia was rationalized in the 1990s, with the selection of 33 strategic sites across South Australia within 50 kilometres of each other. Capital was channelled into these "super sites" to ensure they had fast receival and out-loading facilities and were able to deal with large intakes. As a result, Viterra's receival network across the grain growing regions of South Australia is efficient. Viterra also has the flexibility to engage or temporarily close less efficient storage on a season-by-season basis, depending on the size of the harvest.

5.4 Efficient Network/Logistics Expertise

In its Canadian operations, the Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing railcar usage through its country network is also an important contributor to profitability. The incentives

for fiscal 2009 range from $4 to $5 per tonne for 50-car loads, to incentives of $8 per tonne on car loads of 100 or more. Viterra is well positioned with about 35% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

Viterra owns all of the South Australia port grain terminals and loads its own grain as well as grain for other exporters. South Australia enjoys four advantages that make it an attractive and reliable state for export logistics: the grain growing regions are relatively close to port so freight to port is cheaper overall than in other states of Australia; the port terminals are set up to receive both road and rail; the rail system serves the ports well; and, finally, there are five port terminals, including two deep water ports within relatively close proximity to each other to provide flexibility and surge capacity to shippers.

5.5 Quality Control

With consumer awareness and concerns over food safety and traceability, the Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. In North America, Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 HACCP standard, the internationally recognized Food Safety Management System, to the operation of its grain handling network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops. In the North American feed business, Viterra maintains Feed Assure™ certification, a HACCP industry recognized standard.

Viterra's grain handling and malt operations in Australia have met increasing market demands for traceability and food safety programs as well and are certified to the ISO 22000 HACCP standards. This is the foundation for continuous improvement, ensuring customers' expectations are met. The ISO 9001:2000 and ISO 9001:2008 Quality Management System accreditations cover Viterra's Australia and New Zealand broader grain handling, malting operations and feed manufacturing respectively. As well, these accreditations cover the operations' respective associated functions. These accreditations complement Viterra's commitment to its customers to provide superior service.

5.6 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company has a Customer Solutions service group in Canada that is responsible for nourishing customer relationships, analyzing product offerings that align with customer needs and seeking opportunities to grow market share. In Australia, Viterra has embarked on a comprehensive analysis of the customer base and intends to put in place a similar customer relationship strategy in that region. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce its position and provide it with a competitive advantage over others in the industry.

5.7 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 21 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keeps customers current on the latest agronomic technologies and helps customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by Viterra's CCAs and MASs provide the Company with unique guidance and expertise integral to growers' key business decisions, further distinguishing Viterra from its competitors in the industry.

5.8 Proprietary Seed Varieties

Developing the best seed varieties requires a long-term commitment and focus on breeding, trait development and extensive crop evaluation. Viterra's in-house breeding effort in Canada is focused primarily on the oilseed sector and includes proprietary canola (*Brassica napus* and *Brassica juncea*) and flax.

Operating the largest Canadian-owned canola breeding program, Viterra develops world-class proprietary canola

varieties and is globally recognized for leadership in this area. Throughout the development process, research and technology collaborations from around the globe (such as the Evogene Abiotic Stress gene project initiated in 2008) have been key to ensuring ongoing competitiveness. In flax, Viterra leads the industry in breeding and has been successful in oil profile modification and meeting the needs of both growers and consumptive end-use customers.

In other crops, including cereals and forage seed, Viterra accesses genetics on an exclusive basis from its breeding partners and tests them through Viterra's development group, which represents the most extensive trialing system in Western Canada. Whether developed in-house, or sourced from suppliers, Viterra's goal is to provide growers with the best genetics and superior seed varieties to maximize yield and return on investment.

Viterra is also actively involved in research and development in Australia, with a primary focus on barley. Viterra holds an equity interest in the University of Adelaide's Barley Breeding Program, which allows Viterra first right of refusal over new barley varieties and also offers Viterra access to the latest developments for malt barley research, a significant advantage for its malt operations. Viterra also has an agreement with the South Australian Research and Development Institute for the commercialization rights to the National Oat Breeding Program for milling oat varieties.

Proprietary products are a key feature of Viterra's seed line and offer additional margin opportunities throughout the Company's value chain. Viterra's proprietary seed line consists of 14 canola varieties and 17 cereal varieties exclusive to Viterra. In many cases, the seed is also identity preserved ("IP") under contract. Farmers who purchase seed under IP contract are required to return the production to Viterra at harvest time, allowing the Company to capture full margin potential – from seed development through to the sale to the end-use market.

Through IP contracting, Viterra's farm customers are able to access varieties with very good agronomics and, at the same time, gain a competitive advantage given that much of the IP product sells for a premium in the international marketplace. Viterra's end-use customers receive product that meets their strict specifications from a quality and food safety perspective. It is a model that Viterra is committed to in meeting the food ingredient requirements of the global marketplace.

6. QUARTERLY FINANCIAL INFORMATION

As noted earlier, the Company acquired all of the issued and outstanding shares of ABB, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. However, approximately five weeks of ABB's financial results are included in the table below for the period September 24, 2009 to October 31, 2009. The fiscal 2008 quarterly information does not contain ABB's results.

6.1.1 Quarterly Seasonality and Trends – North America

There are distinct seasonal trends in certain aspects of Viterra's North American businesses. These are centred around the growing season and the harvest period. The seasonality of the Company's North American business is most notable in the Company's Agri-products operations because of the relationship of sales to the life cycle of the crop. Generally, more than 75% of the segment's annual sales are generated between mid-April to the end of June, when the crop is first planted and begins maturing.

SELECT QUARTERLY FINANCIAL INFORMATION
For the quarters ended
(in millions – except per share amounts)

(Unaudited)	**October 31, 2009 Q4***	July 31, 2009 Q3	April 30, 2009 Q2	January 31, 2009 Q1	October 31, 2008 Q4	July 31, 2008 Q3	April 30, 2008 Q2	January 31, 2008 Q1
Sales and other operating revenues	**$ 1,423.4**	$ 2,222.4	$ 1,608.0	$ 1,381.7	$ 1,716.8	$ 2,218.2	$ 1,525.4	$ 1,317.1
Net earnings (loss)	**$ (0.9)**	$ 120.7	$ 26.3	$ (33.0)	$ 46.8	$ 166.7	$ 33.6	$ 41.2
Basic and diluted earnings (loss) per share	**$ –**	$ 0.51	$ 0.11	$ (0.14)	$ 0.20	$ 0.71	$ 0.16	$ 0.20

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

While grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and fill their CWB contracts (which expire July 31) or move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Food Processing operations, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Feed Product's sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-products and Feed Products businesses.

A summary of the specific trends in the Agri-products business for each of the quarters follows in this section.

First Quarter – November 1 to January 31
Historically, the Company averages about 10% to 12% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

Second Quarter – February 1 to April 30
Historically, Viterra generates an average of about 12% to 17% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

Third Quarter – May 1 to July 31
The Company's agri-products sales during this quarter historically average about 58% to 61% of total sales. During this period, producers take delivery of pre-purchased agri-products and begin planting, fertilizing and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

Fourth Quarter – August 1 to October 31
Agri-products sales during this period historically average about 13% to 18% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer sales also increase in the fall, once harvest is complete, and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

6.1.2 Quarterly Seasonality and Trends – Australia

There are distinct seasonal trends in the Australian Agri-products and Grain Handling and Marketing businesses. These are based around grower seeding periods, growing periods and harvest periods. As well, grower payments for these operations are typically received after sales revenue is recognized. A summary of specific trends is provided in each of the quarters below.

In Viterra's southern Australian Grain Handling and Marketing operation, the majority of grain flows into the system during the harvest period, which begins in October and continues through until the end of January. Viterra and other marketers actively buy grain from grower customers throughout the year and those commodities move through the system after those purchases are made.

The grain that is delivered into the Company's grain storage and handling facilities is classified and blended in preparation for export. Viterra and other marketers then buy these grains

and oilseeds and market them directly to destination customers. Shipping from the Company's port terminals in South Australia typically commences in harvest and continues throughout the year. Income is derived from storage and handling fees including receival, monthly carrying and out-turn fees. Additional income is derived through non-grain commodities handling and shipping year-round from select port terminals.

With respect to Viterra's Food Processing operations in Australia, malt manufacturing is constant throughout the year, typically without seasonal fluctuations. The operation's consistency reflects the fact that 80% of its malt production is exported. Due to the nature of the business, the malt manufacturing operations are not subject to the seasonal supply and demand fluctuations present in other agricultural businesses.

First Quarter – November 1 to January 31

The Australian harvest begins in this period and is usually complete by the end of January. This is one of the busiest quarters for the Grain Handling and Marketing business. Grain export shipping commences in the harvest period and continues for much of the year. In conjunction with shipping, the Company also experiences an increase in road and rail movements to transport grain to ports for shipping.

The Company is also involved in gathering seed from farmers around the country at this time. The grain is sampled, cleaned, and treated, if necessary, before being bagged or left in bulk and stored for sale. The regional sales managers conduct their final inspection of their seed crops just prior to harvest to determine a yield estimate. Data around yield estimates, qualities and varieties are analyzed during this period.

Second Quarter – February 1 to April 30

The Australian Grain Handling and Marketing operations typically receive the last of the grower grain deliveries from the previous quarter's harvest during this quarter. In addition, income is derived from continued export shipping and domestic sales of grain and oilseeds.

Growers begin seeding in April, and this is typically a busy time for several aspects of the Australian business. The main selling period for phosphate and potash fertilizers runs between February and April, as these are typically applied before the seeding period. As well, seed is sold and distributed to both retail and wholesale customers across Australia. This is also the peak selling period for general crop protection products applied during seeding.

Third Quarter – May 1 to July 31

Growers continue seeding in May and June and phosphate and potash fertilizers are applied during this period. As well, growers monitor emerging crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. These higher value products include post-emergent fungicides, herbicides and insecticides. Growers also begin to purchase and apply nitrogen fertilizers during this period.

In the Grain Handling and Marketing operations, export shipping and domestic grain sales continue in this quarter.

Fourth Quarter – August 1 to October 31

Nitrogen fertilizer sales typically continue through this quarter into October. As well, growers continue to monitor emerging crops for insects, weeds and disease and will apply various crop protection products depending upon these factors. These higher-value products include post-emergent fungicides, herbicides and insecticides.

In preparation for the upcoming harvest, the Grain Handling and Marketing operations continue to clear and consolidate stocks of grains and oilseeds for shipping and begin recruiting casual employees to assist with harvest activities at the elevator sites.

7. CONSOLIDATED QUARTERLY OPERATING RESULTS

FOURTH QUARTER OPERATING HIGHLIGHTS

(in thousands – except percentages, margins and per share amounts)

For the Three Months Ended October 31, 2009

(Unaudited)	2009	2008	Better (Worse)
OPERATING RESULTS*			
Sales and other operating revenues	$ 1,423,355	$ 1,716,818	$ (293,463)
Gross profit and net revenues from services	$ 163,073	$ 223,432	$ (60,359)
Operating, general and administrative expenses	$ (122,837)	$ (123,174)	$ 337
EBITDA	$ 40,236	$ 100,258	$ (60,022)
Amortization	$ (31,551)	$ (30,226)	$ (1,325)
EBIT****	$ 8,685	$ 70,032	$ (61,347)
Integration expenses	$ (5,143)	$ (2,358)	$ (2,785)
Gain (loss) on disposal of assets	$ (1,192)	$ (206)	$ (986)
Net foreign exchange gain on acquisition	$ 16,701	$ –	$ 16,701
Financing expenses	$ (24,143)	$ (6,271)	$ (17,872)
Net earnings (loss)	$ (920)	$ 46,790	$ (47,710)
Basic and diluted earnings per share	$ –	$ 0.20	$ (0.20)
Cash flow provided by (used in) operating activities****	$ (15,165)	$ 73,131	$ (88,296)
Cash flow per share – basic and diluted****	$ (0.05)	$ 0.31	$ (0.36)
Property, plant and equipment expenditures	$ (28,110)	$ (20,409)	$ (7,701)
GRAIN HANDLING AND MARKETING SEGMENT*			
Gross profit and net revenues from services	$ 97,750	$ 108,727	$ (10,977)
EBITDA	$ 54,236	$ 70,091	$ (15,855)
Sales and other operating revenues	$ 986,384	$ 1,182,716	$ (196,332)
North American Operating Highlights:**			
Industry receipts – six major grains (tonnes)	8,244	8,526	(282)
Industry shipments – six major grains (tonnes)	8,249	8,276	(27)
Primary elevator receipts (tonnes)	3,896	3,684	212
Primary elevator shipments (tonnes)	3,902	3,466	436
Six Major Grains	3,713	3,310	403
Industry terminal handle – six major grains (tonnes)	6,427	5,741	686
Port terminal receipts (tonnes)	2,714	2,083	631
Margin ($ per grain tonne shipped)	$ 25.38	$ 31.37	$ (5.99)
AGRI-PRODUCTS SEGMENT*			
Gross profit and net revenue from services	$ 36,548	$ 89,789	$ (53,241)
EBITDA	$ 4,516	$ 44,033	$ (39,517)
Sales and other operating revenues	$ 240,149	$ 308,072	$ (67,923)
North American Sales:**			
Fertilizer ***	$ 103,772	$ 228,087	$ (124,315)
Crop Protection	$ 47,136	$ 40,992	$ 6,144
Seed	$ 1,174	$ 1,588	$ (414)
Equipment sales and other revenue	$ 47,410	$ 37,405	$ 10,005
Average Margin for North America (% of Sales)	18.2%	29.1%	(10.9 pt)
FOOD PROCESSING SEGMENT*			
Gross profit and net revenues from services	$ 13,657	$ 8,418	$ 5,239
EBITDA	$ 6,776	$ 7,140	$ (364)
Sales and other operating revenues	$ 120,867	$ 54,187	$ 66,680
North American Operating Highlights:**			
Tonnes sold	142	80	62
Margin per tonne	$ 75.51	$ 105.23	$ (29.72)
FEED PRODUCTS SEGMENT*			
Gross profit and net revenues from services	$ 10,922	$ 11,077	$ (155)
EBITDA	$ (1,270)	$ (7,920)	$ 6,650
Sales and other operating revenues	$ 140,427	$ 181,751	$ (41,324)
North American Operating Highlights:**			
Feed sales (tonnes)	466	501	(35)
Feed margin ($ per feed tonne sold)	$ 21.15	$ 38.86	$ (17.71)
FINANCIAL PRODUCTS SEGMENT			
EBITDA	$ 3,179	$ 3,907	$ (728)
CORPORATE EXPENSES*			
EBITDA	$ (27,201)	$ (16,993)	$ (10,208)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** Relevant only for Viterra's North American operations.
*** Consolidated sales from North American wholesale and retail operations.
**** See Non-GAAP Measures in Section 18.

It should be noted that the fourth quarter includes approximately five weeks of contribution from Viterra's Australian operations, for the period September 24, 2009 to October 31, 2009. The results are included in the Company's consolidated statements as well as each respective segment's results where noted.

Viterra generated $1.4 billion in sales and other operating revenues in the final quarter of fiscal 2009. This compares to sales of $1.7 billion in last year's fourth quarter. Commodity prices have declined significantly from record highs last year. While this impacted the value of Viterra's grain shipments, the biggest impact was in the Agri-products business, primarily with fertilizer, where Viterra saw fertilizer prices drop and gross margins cut by more than 50% this quarter compared to the same quarter last year.

Consolidated EBITDA for the three months ended October 31, 2009 was $40.2 million, compared to $100.3 million in last year's fourth quarter. Contributions from Viterra's Agri-products segment were well behind the previous year's quarter, due to the significant reduction in fertilizer prices and margins, a continuation of conditions being experienced by the entire industry over the past 12 months.

Operating, general, and administrative ("OG&A") expenses totalled $122.8 million, down slightly from the $123.2 million spent in last year's final quarter. Lower expenses in the Feed Products and Agri-products segments were offset this year by higher corporate expenses, higher Food Processing expenses and increased costs associated with handling larger volumes of grain.

Amortization expense of $31.6 million for the quarter was up slightly compared to last year's fourth quarter, when amortization was $30.2 million.

Consolidated EBIT (see Non-GAAP Measures in Section 18) for the quarter was $8.7 million compared to $70.0 million in the last quarter of fiscal 2008.

Integration expenses incurred during the quarter were $5.1 million, which includes $2.3 million related to ABB and $2.8 million related to Agricore United ("AU"). These costs are comprised of signage and branding costs, consulting and advisory, travel and other integration costs incurred by the Company during the period. These costs are up from $2.4 million incurred for the same period of 2008, which were related to AU. (See discussion of Restructuring and Integration Matters in Section 11.)

ADJUSTMENTS TO FINANCING EXPENSES

(in millions)	Actual Three Months Ended October 31, 2009	2008	Change
Financing expenses	$ (24.1)	$ (6.3)	$ (17.8)
Adjustments added back			
Interest income	$ (2.6)	$ (5.3)	$ 2.7
CWB carrying charge recovery	$ (0.7)	$ (1.8)	$ 1.1
Adjusted financing expenses	$ (27.4)	$ (13.4)	$ (14.0)

Financing expenses during the quarter were $24.1 million compared to $6.3 million in last year's fourth quarter. This increase reflects the additional interest expense for the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced, as interest rates on those investments were significantly lower in the fourth quarter of 2009.

During the quarter, Viterra recorded a $16.7 million net foreign exchange gain, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy to protect itself from any currency fluctuations between the Canadian and Australian dollar. (See Note 23 of the Consolidated Financial Statements.)

The consolidated net loss for the final quarter of 2009 was $0.9 million ($0.00 per share), which compares to net earnings of $46.8 million last year ($0.20 per share).

Cash flow used in operations before changes in non-cash working capital was $15.2 million ($(0.05) per share) for the three months ended October 31, 2009, compared to cash flow provided by operations of $73.1 million ($0.31 per share) in the same three months of 2008.

7.1 Grain Handling and Marketing

This quarter's results include approximately five weeks of contribution from Viterra's Grain Handling and Marketing operations in Australia. During the fourth quarter, the Australian operations did not take in new grain because the crop has not yet been harvested. As such, there is no significant revenue associated with storage and handling charges and little export movement of marketed grain.

In the fourth quarter of 2009, total western Canadian industry shipments for the six major grains were 8.2 million tonnes compared to 8.3 million tonnes last year. Viterra's shipments for the quarter ended October 31, 2009 were 3.9 million tonnes, up 12.6% or approximately 0.4 million tonnes over the previous year's fourth quarter. For the six major grains, Viterra's quarterly shipments rose 12.2%, surpassing overall industry increases by 12 percentage points.

The split between Board and open market grains was 53/47 compared to 44/56 in the final quarter last year. The proportionately higher increase reflects the larger 2009 wheat crop and stronger Board movement relative to the previous three quarters, as farmers shipped grain to make room for the new harvest.

At export position, port terminal receipts for the industry were up 0.7 million tonnes or 12% over last year's fourth quarter. Viterra's port terminal receipts were up 30.3% to 2.7 million tonnes, driven by volumes at the Company's Vancouver export facilities where receipts reached 1.8 million tonnes for the quarter. Performance at the Company's Vancouver port benefited from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

Gross margins per tonne for North American grain operations were $25.38 per tonne for the fourth quarter of 2009 compared to $31.37 per tonne in the same quarter a year ago. The change in margins quarter-over-quarter is consistent with the full year, where industry participants experienced:

- Lower commodity prices, which resulted in lower blending revenues; and
- Fewer opportunities to extract premiums from the market due to less commodity price volatility.

OG&A expenses for the Grain Handling and Marketing segment of $43.5 million were up $4.9 million for the quarter. This increase was despite lower pension obligation costs, and was mainly due to the $4.6 million in additional OG&A expenses added by Viterra Australia.

Segment EBITDA for the quarter was $54.2 million compared to the $70.1 million generated in the same period last year reflecting the differences in margins per tonne relative to last year's fourth quarter, partially offset by higher shipments through Viterra's North American pipeline. EBIT for the quarter was $39.7 million, a decrease from EBIT in the previous fourth quarter, which was $59.0 million. Included in this year's fourth quarter is approximately $5.8 million and $8.0 million in EBITDA and EBIT losses, respectively, associated with the Grain Handling and Marketing operations in Australia since Viterra's acquisition on September 23, 2009.

7.2 Agri-products

This quarter's results include approximately five weeks of results from Viterra's Agri-products operations in Australia for the period from September 24, 2009 to October 31, 2009. The Australian operations contributed $40.7 million in revenue to the fiscal 2009 results.

Agri-products sales were $240.1 million during the fourth quarter, which compares to $308.1 million in last year's fourth quarter. The decrease was largely a reflection of lower fertilizer prices, slightly offset by higher sales volumes of dry fertilizer. Selling prices during last year's fourth quarter were at record highs. This year, fertilizer prices have declined substantially, impacting sales values. While fall NH_3 volumes were slightly ahead of last year, excessive moisture conditions in both years' quarters limited farmers' ability to apply fertilizer. As a result, sales were not as robust as can be expected when weather co-operates during the post-harvest period.

Seed sales remained relatively the same compared to the fourth quarter last year at $1.2 million. Sales of the Company's crop protection products increased $6.1 million, primarily due to the delayed harvest, which increased glyphosate demand for pre-harvest application. Farmers will apply glyphosates to advance the crop to maturity if they believe there is a risk of a delayed harvest period.

Equipment sales and other revenues were $10.0 million higher than the same period last year, reflecting higher demand for on-farm storage and related products (i.e. augers, aeration equipment), which was partially offset by a decrease of $8.3 million in research and development tax credits.

Gross margins declined during the quarter, decreasing by $53.2 million from $89.8 million to $36.5 million. Lower fertilizer margins for the quarter reflect very little price appreciation compared to the prior year when fertilizer prices experienced significant price increases from the summer to the fall. This resulted in significant appreciation on inventory positions, which was reflected in the margins for the final quarter of fiscal 2008.

Lower quarterly crop protection product margins reflect a decline in glyphosate prices. As well, margins reflect lower research and development investment tax credits this year as previously noted.

OG&A expenses decreased by $13.7 million during the quarter to $32.0 million. Last year's results included a $9.9 million asset retirement obligation charge ("ARO"), which was the primary factor for the positive variance. As well, this year's results also include $2.0 million in OG&A costs associated with Viterra's Agri-products operations in Australia from September 24, 2009 to October 31, 2009. In addition, lower short-term incentive accruals and a reduction in the Company's bad debt provision improved results for this year's final quarter.

EBITDA for the Agri-products segment for the quarter was $4.5 million compared to $44.0 million in the final three months of fiscal 2008. EBIT was a loss of $6.1 million, compared to earnings of $29.8 million for the same quarter of 2008. Agri-products segment results for the quarter included EBITDA and EBIT losses from the Australian operations of $1.6 million and $1.8 million respectively.

7.3 **Food Processing**

This quarter's results also include approximately five weeks of results from Viterra's Food Processing operations in Australia for the period from September 24, 2009 to October 31, 2009.

Sales for Viterra's Food Processing segment were $120.9 million, a significant increase from the previous year's fourth quarter sales of $54.2 million. Sales volumes in Viterra's oat milling business were on par with last year's fourth quarter; however, sales prices were down $5.3 million for the quarter.

Sales from Viterra's investment in Prairie Malt were up approximately 13% reflecting higher malt prices. Sales from Viterra's June 2009 purchase of the canola crushing facility in Manitoba were included in the three months ended October 31, 2009. Viterra's Australian malt processing business recorded $34.7 million in sales for the reporting period.

OG&A expenses for the segment were $6.9 million compared to $1.3 million in the same quarter a year ago, primarily reflecting three months of expenses for Viterra's canola crush operation. Also included are five weeks of OG&A expenses, totalling $0.6 million, for the Food Processing operations in Australia.

EBITDA for the segment totalled $6.8 million for the quarter, $4.4 million of which was generated by the North American operations. This compares to $7.1 million for the same period a year ago. Viterra's Food Processing operations in Australia contributed about $2.4 million in EBITDA, and $1.7 million in EBIT.

Viterra's oat milling operations generated EBITDA of $1.2 million for the quarter which compares to $5.1 million last year. Included are marked-to-market losses of $5.7 million compared to losses recorded in the final quarter of 2008 of $4.4 million.

EBITDA from Viterra's canola crushing facility was a loss of $0.3 million. Viterra's share of Prairie Malt's EBITDA contributions were $3.5 million compared to $2.0 million in the corresponding period of fiscal 2008.

For the quarter, the segment as a whole generated EBIT of $4.0 million in the three months ended October 31, 2009 compared to $5.7 million in the same period a year ago.

7.4 **Feed Products**

This quarter's Feed Products results include approximately five weeks of results from Viterra's Feed Products operations in New Zealand for the period from September 24, 2009 to October 31, 2009.

Feed sales of $140.4 million for the quarter ended October 31, 2009 were $41.3 million lower than the same period last year. The New Zealand operations contributed $9.3 million to the segment's revenues for the period.

Gross margins for feed for the quarter were $10.9 million, compared to $11.1 million in the prior comparable period. Lower sales volumes and a product mix shift to lower margin commodities resulted in the gross margin decrease. This was

attributable to a difficult dairy market in the U.S. and the swine market in Canada, along with lower commodity prices which impacted sales values.

North American OG&A expenses for the quarter were $11.5 million, $7.5 million lower than the same period last year. The decrease reflects the benefits of Viterra's focus on cost reductions and $4.2 million of losses in the prior year, which occurred when the Company settled a number of existing contractual obligations with several hog producers.

The 2009 EBITDA loss for the quarter was $1.3 million, which compares to an EBITDA loss of $7.9 million (after provisions and writedowns of $12.0 million) for the same quarter ended October 31, 2008. Viterra's feed operation in New Zealand had an EBITDA of nil for its five-week period. EBIT was a loss of $4.2 million for the three months ended October 31, 2009, compared to an EBIT loss of $10.7 million in the fourth quarter of 2008.

7.5 **Financial Products**

Results for this segment have some component of seasonality. The fourth quarter reflects a period in which accounts are still typically high, reflecting deferred producer purchase programs.

Performance in the fourth quarter this year was negatively impacted by claims associated with a pilot project entitled SAFE, which was a targeted risk program offered in 2009 that provided a yield and price guarantee to a select group of farmers, who were required to purchase a minimum threshold of crop inputs and were required to sign a grain delivery contract.

EBITDA for the quarter was $3.2 million as compared to $3.9 million for the same period last year. EBIT for the quarter was $3.2 million, as compared to $3.8 million in last year's fourth quarter.

7.6 **Corporate**

Corporate expenses of $27.2 million in 2009 compared to $17.0 million in the same period of fiscal 2008, were higher primarily due to the impact of the performance of the Company's shares in the fourth quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008. In fiscal 2008, the share price declined through the fourth quarter, reducing the compensation expense recognized on stock-based compensation programs for both employees and directors. In contrast, the stock price rose through the fourth quarter of fiscal 2009, creating a significant difference in expense recognition for the two periods. In addition, during the fourth quarter of fiscal 2009, the Company expensed $2.0 million of costs related to growth initiatives that are no longer being pursued. Also included in the corporate expenses were $1.0 million of corporate expenses from the Company's Australian operations for the period from September 24, 2009 to October 31, 2009.

8. **ANNUAL FINANCIAL INFORMATION**

8.1 **Summary of Consolidated Results**

Consolidated sales and other operating revenues for the year were $6.6 billion, which compares to $6.8 billion in 2008. Lower sales values in the Grain Handling and Marketing and Agri-products segments, which were reflective of weakened commodity prices, were the primary factors behind the lower overall consolidated sales. The annual results include a sales contribution of $139.2 million from Viterra's Australian operations from September 24, 2009 to October 31, 2009.

OG&A expenses were $526.3 million for the 12-months ended October 31, 2009, $32.0 million higher than the comparable period last year. Higher OG&A expenses reflect increased wages and corporate costs as well as costs associated with the Company's Australian operations. A detailed description of OG&A expenses is included in each segment's discussion of annual results.

The Company reported total pension benefit income of $23.6 million for the 12 months ended October 31, 2009, which was included in the OG&A expenses. This is up slightly from $20.8 million in 2008. A reduction in corporate bond rates that are used to value future pension obligations resulted in an increase in the value of the Company's pension obligations. Under pension accounting rules, the increase in obligation is capitalized on the balance sheet and amortized into expense over future periods. However, the increased obligations also cause the reduction of valuation reserves held against the Company's pension assets and those reductions are recognized immediately into income. (See Section 12 of this MD&A and Note 20a) of the Consolidated Financial Statements.)

During the 12-month period ended October 31, 2009, Viterra generated EBITDA of $323.7 million, which compares to $532.6 million last year. The results for 2009 reflect stronger

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands – except percentages and per share amounts)

	Actual Twelve Months Ended October 31,		Better	Actual Three Months Ended October 31,		Better
	2009*	2008	(Worse)	2009*	2008	(Worse)
Sales and other operating revenues	$ 6,635,572	$ 6,777,566	$ (141,994)	$ 1,423,355	$ 1,716,818	$ (293,463)
Gross profit and net revenues from services	$ 849,963	$ 1,026,831	$ (176,868)	$ 163,073	$ 223,432	$ (60,359)
Operating, general and administrative expenses	(526,265)	(494,227)	(32,038)	(122,837)	(123,174)	337
EBITDA	323,698	532,604	(208,906)	40,236	100,258	(60,022)
Amortization	(109,141)	(106,832)	(2,309)	(31,551)	(30,226)	(1,325)
EBIT	214,557	425,772	(211,215)	8,685	70,032	(61,347)
Integration expenses	(10,191)	(14,622)	4,431	(5,143)	(2,358)	(2,785)
Net foreign exchange gain on acquisition	24,105	–	24,105	16,701	–	16,701
Recovery on pension settlement	–	3,356	(3,356)	–	–	–
Gain (loss) on disposal of assets	(10,314)	1,263	(11,577)	(1,192)	(206)	(986)
Financing expenses	(61,163)	(37,785)	(23,378)	(24,143)	(6,271)	(17,872)
	156,994	377,984	(220,990)	(5,092)	61,197	(66,289)
Provision for corporate taxes						
Current	(14,144)	(19,422)	5,278	(2,579)	(3,907)	1,328
Future	(29,723)	(70,280)	40,557	6,751	(10,500)	17,251
Net earnings (loss)	$ 113,127	$ 288,282	$ (175,155)	$ (920)	$ 46,790	$ (47,710)
Earnings per share	$ 0.45	$ 1.31	$ (0.86)	$ –	$ 0.20	$ (0.20)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

BREAKDOWN OF EBITDA BY SEGMENT
(in thousands)

	Actual Twelve Months Ended October 31,		Better	Actual Three Months Ended October 31,		Better
	2009*	2008	(Worse)	2009*	2008	(Worse)
Grain Handling and Marketing	$ 247,922	$ 299,297	$ (51,375)	$ 54,236	$ 70,091	$ (15,855)
Agri-products	122,617	276,863	(154,246)	4,516	44,033	(39,517)
Food Processing	23,791	29,029	(5,238)	6,776	7,140	(364)
Feed Products	12,758	(6,086)	18,844	(1,270)	(7,920)	6,650
Financial Products	9,638	8,846	792	3,179	3,907	(728)
Corporate	(93,028)	(75,345)	(17,683)	(27,201)	(16,993)	(10,208)
	$ 323,698	$ 532,604	$ (208,906)	$ 40,236	$ 100,258	$ (60,022)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

grain shipments, offset by a levelling of gross margins per tonne and a significant decline in contributions from the Agri-products business, which was impacted by sharply lower fertilizer prices and margins. Viterra's Australian operations contributed a net EBITDA loss of $6.2 million for the period from September 24, 2009 to October 31, 2009 (for more information on the Australian business earnings breakdown see Section 7).

A complete description of each segment's operating performance begins with Section 8.2.

Amortization for the year was $109.1 million, comparable to the $106.8 million in the prior year.

Integration expenses incurred during the year were $10.2 million, which includes $2.3 million related to ABB and $7.9 million related to AU. These costs are comprised of signage and branding costs, consulting, advisory costs, travel and other integration costs incurred by the Company in 2009. This is a decrease from the $14.6 million of integration expenses incurred in 2008 which were related to AU. (See discussion of Restructuring and Integration Matters in Section 11.)

Viterra recorded a $24.1 million net foreign exchange gain in fiscal 2009, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy to protect itself from any currency fluctuations between the Canadian and Australian dollar. (See Note 23 of the Consolidated Financial Statements.)

The Company recorded a $10.3 million loss on disposal of assets related to a number of capital asset sales during the year. This compares to last year's gain on disposal of assets of $1.3 million.

ADJUSTMENTS TO FINANCING EXPENSES

(in millions)	Actual Twelve Months Ended October 31, 2009	Actual Twelve Months Ended October 31, 2008	Change
Financing expenses	$ (61.2)	$ (37.8)	$ (23.4)
Adjustments added back			
Interest income	$ (7.9)	$ (18.8)	$ 10.9
CWB carrying charge recovery	$ (2.9)	$ (7.6)	$ 4.7
Adjusted financing expenses	$ (72.0)	$ (64.2)	$ (7.8)

Financing expenses for the year were $61.2 million, up from $37.8 million last year. This increase reflects the additional interest expense for the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced as interest rates on those investments were significantly lower in fiscal 2009.

Viterra recorded a net corporate tax provision of $43.9 million in the 12-month period ended October 31, 2009 compared to a provision of $89.7 million in the same period of 2008. The effective tax rate for the 12 months ended October 31, 2009 was 27.9%, compared to 23.7% for the same period last year. The Company's effective tax rate ordinarily differs from the estimated Canadian statutory rate of 30% due to a variety of factors, including the change in future tax rates applied to different tax assets and tax liabilities, items deductible for accounting but not for tax, as well as the effect of foreign income tax rates differing from Canadian income tax rates.

At October 31, 2009, the Company had consolidated loss carryforwards of $62.6 million, compared to $111.3 million at October 31, 2008. Fiscal 2009 includes $25.0 million of losses from inactive subsidiaries of which the Company has less than 100% interest, and $37.6 million from other subsidiaries. Of the $37.6 million, $31.3 million is associated with Viterra Australia and $6.3 million is associated with U.S. operations. A full valuation allowance has been recorded in respect of the losses from inactive subsidiaries. A future tax asset has been recorded for the remaining losses.

Viterra's net earnings for the year were $113.1 million (or $0.45 per share) compared to $288.3 million (or $1.31 per share) last year, which reflects the challenges within the commodity markets this year.

8.2 Grain Handling and Marketing

This year's segment results include approximately five weeks of results from the Company's Grain Handling and Marketing operations in Australia from September 24, 2009 to October 31, 2009 (see Section 7.1). During this period, harvest had not yet commenced and, as such, no new grain receivals were recorded in Viterra Australia's fourth quarter (for further information on seasonality of the business see Section 6).

GRAIN HANDLING AND MARKETING

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	Actual Twelve Months Ended October 31, 2008	Better (Worse)	Actual Three Months Ended October 31, 2009	Actual Three Months Ended October 31, 2008	Better (Worse)
Gross profit and net revenues from services*	$ 437,741	$ 473,657	$ (35,916)	$ 97,750	$ 108,727	$ (10,977)
Operating, general and administrative expenses*	(189,819)	(174,360)	(15,459)	(43,514)	(38,636)	(4,878)
EBITDA*	247,922	299,297	(51,375)	54,236	70,091	(15,855)
Amortization*	(46,084)	(41,531)	(4,553)	(14,522)	(11,067)	(3,455)
EBIT*	$ 201,838	$ 257,766	$ (55,928)	$ 39,714	$ 59,024	$ (19,310)
Sales and other operating revenues*	$ 4,180,657	$ 4,299,496	$ (118,839)	$ 986,384	$ 1,182,716	$ (196,332)
North American Operating Highlights						
Industry receipts						
– six major grains (tonnes)	35,760	31,347	4,413	8,244	8,526	(282)
Industry shipments						
– six major grains (tonnes)	35,379	31,513	3,866	8,249	8,276	(27)
Primary elevator receipts (tonnes)	16,325	13,613	2,712	3,896	3,684	212
Primary elevator shipments (tonnes)	16,967	14,699	2,268	3,902	3,466	436
Six Major Grains	16,293	13,650	2,643	3,713	3,310	403
Industry terminal handle						
– six major grains (tonnes)	25,812	20,551	5,261	6,427	5,741	686
Port Terminal receipts (tonnes)	10,434	7,719	2,715	2,714	2,083	631
Vancouver	6,503	4,240	2,263	1,794	1,285	509
Thunder Bay	2,311	2,123	188	527	661	(134)
Prince Rupert Grain (Company share)	1,620	1,356	264	393	137	256
Margin ($ per grain tonne shipped – primary)	$ 25.87	$ 32.22	$ (6.35)	$ 25.38	$ 31.37	$ (5.99)
Licensed storage capacity (tonnes)**						
-Industry	5,347	5,312	35.0	5,347	5,312	35.0
-Company	1,865	1,868	(3.0)	1,865	1,868	(3.0)
Inventory turns (shipments divided by capacity)***						
-Industry	6.62 x	5.93 x	0.69 x	6.17 x	6.23 x	(0.06) x
-Company	9.10 x	7.87 x	1.23 x	8.37 x	7.42 x	0.95 x

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** CGC's March 30, 2009 edition of Grain Elevators in Canada – updated to include new builds, expansions and closures.
*** This ratio is annualized to be a more meaningful measure.

8.2.1 Industry Shipments

Shipments in any given fiscal year are reliant upon production levels and carry-out stocks from the prior year. Grain flows can fluctuate depending on global demand, crop size, prices of competing commodities, as well as the factors noted in Sections 3.2 and 8.2.

For the crop year ended July 31, 2009, industry shipments were up 12.3% from the previous year's period to 35.4 million tonnes, reflecting last year's large crop size, producers' desire to market their crop and a strong CWB export program.

8.2.2 **Viterra Shipments – North America**

Viterra shipped 17.0 million tonnes in fiscal year 2009, up 15.4% or approximately 2.3 million tonnes over the previous year. For the six major grains, Viterra's annual shipments rose 19.4%, surpassing overall industry increases by 7.1%. The increase in Viterra's total volumes reflects:

- The Company's ability to handle a larger than average crop due to its significant inland terminal capacity;
- Strong execution of Viterra's open market export program, particularly through the Port of Vancouver due to our International Grain Group's presence in Asia;
- A solid CWB export program; and
- Ample railcar supply, due to a slowdown in other sectors (potash and other commodities, for example).

For the 12-month period ended October 31, 2009, the split between CWB and open market grain shipments was 50/50 compared to 46/54 for the same period last year.

At export position, port terminal receipts for the industry were up 25.6% year-over-year. Overall, Viterra's port terminal receipts increased 35.2% to 10.4 million tonnes. All of Viterra's ports recorded improved volumes. However, the performance of the Company's Vancouver port led the way benefiting from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

8.2.3 **Segment Results**

For fiscal 2009, average gross margins for Grain Handling and Marketing were $25.87 per tonne, in line with management expectations for the year. This compares to last year's gross margin of $32.22 per tonne. The decrease in margins from 2008 mainly reflects:

- Lower commodity prices, which resulted in lower blending revenues; and
- Fewer opportunities to extract premiums from the market due to less commodity price volatility.

Earnings associated with the Company's interest in Prince Rupert Grain were $12.1 million for fiscal 2009, a slight increase from fiscal 2008 earnings of $11.7 million.

For fiscal 2009, OG&A expenses for the Grain Handling and Marketing segment totalled $189.8 million, representing a $15.5 million increase from fiscal 2008. The increase is primarily a result of increased variable costs due to higher grain volumes this year and additional wages, salaries and benefits. The increase also reflects the addition of Viterra Australia and a full year of costs associated with the International Grain Group.

For the fiscal year ended October 31, 2009, segment EBITDA was $247.9 million compared to $299.3 million for the same period of 2008. EBIT for 2009 was $201.8 million and for 2008 was $257.8 million. Viterra's Grain Handling and Marketing operations in Australia contributed an EBITDA loss of $5.8 million and an EBIT loss of $8.0 million for the period of September 24, 2009 to October 31, 2009.

8.3 **Agri-products**

Agri-products sales declined in fiscal 2009, a direct result of the reduction in fertilizer pricing year-over-year. Sales were $1.6 billion, a decrease of $55.3 million for the 12-months ended October 31, 2009 compared to the same period of 2008. The revenue contributions from Viterra's Agri-products operations in Australia are included for the five weeks ended October 31, 2009. The Australian operations contributed $40.7 million in revenue for the period from September 24, 2009 to October 31, 2009.

Fertilizer sales were $897.3 million for the year compared to $1,011.9 million for the same period of 2008. While overall volumes were similar to the prior year, fertilizer prices decreased dramatically from previous record highs, which were followed by record low global demand and subsequent price decreases through the first three quarters of 2009.

Seed sales for the year were $184.4 million, up from $174.5 million for fiscal 2008. Sales increases reflect higher selling prices for canola seed due to greater demand for higher valued hybrid varieties, slightly offset by less demand for cereal seed due to lower commodity prices.

Sales of Viterra's North American crop protection products decreased by $9.9 million to $406.9 million this year. Unfavourable growing conditions, as a result of a late cool spring, reduced demand for pre-seed products and drier than normal weather throughout certain parts of the Prairies, coupled with cooler temperatures in the early summer months

AGRI-PRODUCTS

(in thousands – except percentages)

	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 278,632	$ 437,613	$ (158,981)	$ 36,548	$ 89,789	$ (53,241)
Operating, general and administrative expenses*	(156,015)	(160,750)	4,735	(32,032)	(45,756)	13,724
EBITDA*	122,617	276,863	(154,246)	4,516	44,033	(39,517)
Amortization*	(42,189)	(48,217)	6,028	(10,647)	(14,250)	3,603
EBIT*	$ 80,428	$ 228,646	$ (148,218)	$ (6,131)	$ 29,783	$ (35,914)
Sales and other operating revenues*	$ 1,630,990	$ 1,686,278	$ (55,288)	$ 240,149	$ 308,072	$ (67,923)
North American Sales						
Fertilizer**	$ 897,310	$ 1,011,944	$ (114,634)	$ 103,772	$ 228,087	$ (124,315)
Crop Protection	$ 406,876	$ 416,811	$ (9,935)	$ 47,136	$ 40,992	$ 6,144
Seed	$ 184,432	$ 174,475	$ 9,957	$ 1,174	$ 1,588	$ (414)
Equipment sales and other revenue	$ 101,715	$ 83,048	$ 18,667	$ 47,410	$ 37,405	$ 10,005
Average Margin for North America (% of Sales)	17.5%	26.0%	(8.5 pt)	18.2%	29.1%	(10.9 pt)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** Consolidated sales from North American wholesale and retail operations.

reduced product demand. This was somewhat offset by a higher demand for glyphosates to aid in the delayed harvest, although pricing was not as strong.

Equipment sales and other revenue were up by $18.7 million from 2008. The increase in sales reflected strong demand for on-farm storage and related products (i.e., augers and aeration equipment). The sales increases were partially offset by an $8.3 million reduction in investment tax credits this year.

Gross margins were $278.6 million for the year, which were $159.0 million lower than the $437.6 million in gross margins recorded in fiscal 2008. This year's gross margins included an inventory writedown of $28.1 million that was taken in January 2009, which partially offset realized losses in the second and third quarters. Natural gas costs were $64.5 million in 2009 and in 2008 were $114.9 million.

The primary reason for the variance from the prior year reflects lower fertilizer margins due to negative margin sales and very little in-season appreciation linked primarily to phosphate fertilizer. Also contributing to these results were lower crop protection margins due to lower volumes for the full year and decreases in glyphosate pricing compared to the prior year.

OG&A expenses decreased by $4.7 million during the year to $156.0 million. The prior year's figures included an expense of $9.9 million for an increase to the Company's ARO. This was offset primarily by wage increases and higher telecommunication charges related to the expansion of the Company's wide area network and higher credit card fees.

EBITDA for the year was $122.6 million compared to $276.9 million in the prior year and EBIT was $80.4 million versus $228.6 million in fiscal 2008.

8.4 Food Processing

The Food Processing segment results for the fiscal year 2009 include contributions from Viterra's Food Processing operations in Australia from September 24, 2009 to October 31, 2009 (for further detail on the contribution of the Australian operations, see Section 7.3).

Sales and other operating revenues in Viterra's North American Food Processing operations were $280.8 million compared to $198.3 million in fiscal 2008. Human consumption sales volumes from Viterra's oat processing facilities were down 8.5% from the prior year due mainly to a decrease in sales to South America.

FOOD PROCESSING

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 37,459	$ 35,948	$ 1,511	$ 13,657	$ 8,418	$ 5,239
Operating, general and administrative expenses*	(13,668)	(6,919)	(6,749)	(6,881)	(1,278)	(5,603)
EBITDA*	$ 23,791	$ 29,029	(5,238)	$ 6,776	$ 7,140	(364)
Amortization*	(7,389)	(5,842)	(1,547)	(2,768)	(1,452)	(1,316)
EBIT*	$ 16,402	$ 23,187	$ (6,785)	$ 4,008	$ 5,688	$ (1,680)
Sales and other operating revenues*	$ 280,826	$ 198,312	$ 82,514	$ 120,867	$ 54,187	$ 66,680
North American Operating Highlights						
Gross profit	$ 34,525	$ 35,948	$ (1,423)	$ 10,723	$ 8,418	$ 2,305
Tonnes sold	378	330	48	142	80	62
Margin per tonne	$ 91.34	$ 108.93	$ (17.59)	$ 75.51	$ 105.23	$ (29.72)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

Operating results for the newly-acquired canola processing facility were included in earnings beginning in July 2009. Sales for the four months ended October 31, 2009 were $41.8 million. During this period, 83,300 metric tonnes of seed was processed.

Sales contributions from Viterra's investment in Prairie Malt were up 11.5% due to higher selling prices for malt.

OG&A expenses for the year were $13.7 million compared to $6.9 million in 2008. OG&A expenses increased in fiscal 2009 due to costs associated with the Company's new canola crushing facility.

EBITDA for the segment was $23.8 million compared to $29.0 million in fiscal 2008. Included in this year's results is a $2.3 million EBITDA contribution from Viterra's Food Processing operations in Australia. The primary reasons for the variance include:

- A $1.9 million EBITDA decline from oat milling for fiscal 2009 due to lower production levels and an increase in OG&A expenses; and
- Viterra's canola plant recorded an EBITDA loss of $1.7 million, primarily reflecting a maintenance shutdown in late June and the impact of FDA border issues discussed in Section 3.5.

EBIT for the fiscal year ended October 31, 2009 was $16.4 million, a decrease from fiscal 2008 EBIT of $23.2 million.

8.5 Feed Products

Feed Products segment results for the fiscal year 2009 include contributions from Viterra's Feed Products operations in New Zealand from September 24, 2009 to October 31, 2009 (for further detail on the contribution of the New Zealand operations, see Section 7.4).

Feed sales for the fiscal year ended October 31, 2009 were $660.3 million, an improvement of $34.3 million over the same period last year. Gross profit on feed for the segment was $80.6 million ($39.26 per tonne for North America) compared to $66.1 million ($42.99 per tonne) last year. The Company's New Zealand operations contributed $9.3 million to revenue for the year. The higher feed sales and gross profit were primarily a result of a full year of contributions from the Company's acquisition of Sunrise Feeds LLC, V-S Feed and Agri-Supplies Ltd., Gore Bros. Inc. and Gore's Trucking, Inc. in North America. Last year's results only include seven months of contributions from these operations.

OG&A expenses for the current year were $67.8 million, $4.3 million lower than last year. The decrease reflects the synergies and cost reductions associated with the new feed manufacturing plants that were acquired during fiscal 2008. Somewhat offsetting these reductions, was increased OG&A expenses for higher wages, salaries, benefits and other costs associated with compensation adjustments for employees that work at the feed manufacturing plants acquired in fiscal 2008.

FEED PRODUCTS

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 80,563	$ 66,065	$ 14,498	$ 10,922	$ 11,077	$ (155)
Operating, general and administrative expenses*	(67,805)	(72,151)	4,346	(12,192)	(18,997)	6,805
EBITDA*	12,758	(6,086)	18,844	(1,270)	(7,920)	6,650
Amortization*	(11,950)	(10,239)	(1,711)	(2,953)	(2,804)	(149)
EBIT*	$ 808	$ (16,325)	$ 17,133	$ (4,223)	$ (10,724)	$ 6,501
Feed sales and other operating revenues*	$ 660,296	$ 625,947	$ 34,349	$ 140,427	$ 181,751	$ (41,324)
North American Operating Highlights						
Gross profit from feed sales	$ 78,747	$ 81,120	$ (2,373)	$ 9,854	$ 19,467	$ (9,613)
Feed sales (*tonnes*)	2,006	1,887	119	466	501	(35)
Feed margin (*$ per feed tonne sold*)	$ 39.26	$ 42.99	$ (3.73)	$ 21.15	$ 38.86	$ (17.71)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

EBITDA for fiscal 2009 was $12.8 million, an improvement from fiscal 2008's EBITDA loss of $6.1 million. EBIT for the fiscal year was $0.8 million, an improvement from last year's loss of $16.3 million. In fiscal 2008, the segment incurred one-time losses attributable to a writedown and provision related to Viterra's equity investment in The Puratone Corporation.

8.6 Financial Products

Viterra acts as an agent for a Canadian chartered bank through Viterra Financial™. Performance is a reflection of higher values of crop inputs and increased lending activities to customers due to additional financial products available through Viterra Financial™. The profitability of this segment relates to the type, level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

Gross profit of $15.6 million for the year ended October 31, 2009 increased by $2.0 million compared to the same period last year because of a larger portfolio value in 2009, a result of the expanded credit base and higher sales values this year compared to the prior year.

OG&A expenses increased by $1.2 million to $5.9 million in 2009. Annual expenses are up due to increased expenses incurred to support business development initiatives.

Higher gross profit contributed to EBITDA of $9.6 million for the 12-months ended October 31, 2009 as compared to $8.8 million in 2008. EBIT for fiscal 2009 was $9.4 million, an increase from 2008 EBIT of $8.4 million.

FINANCIAL PRODUCTS

(in thousands except – percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services	$ 15,568	$ 13,548	$ 2,020	$ 4,196	$ 5,421	$ (1,225)
Operating, general and administrative expenses	(5,930)	(4,702)	(1,228)	(1,017)	(1,514)	497
EBITDA	9,638	8,846	792	3,179	3,907	(728)
Amortization	(245)	(420)	175	–	(105)	105
EBIT	$ 9,393	$ 8,426	$ 967	$ 3,179	$ 3,802	$ (623)

8.7 **Corporate**

Corporate expenses were $93.0 million for fiscal 2009, up $17.7 million from the previous year's expenses of $75.3 million. This increase is the result of increased stock-based compensation costs and growth initiative expenses in the fourth quarter noted previously, a restructuring accrual related to the enhancement of information technology service delivery, higher external consulting fees in support of growth initiatives, and an increased director compensation program. The increases were offset partially by lower accruals for both short-term incentive program payments and capital taxes. Also included in the corporate results was $1.0 million of expenses from the Company's Australian operations for the period from September 24, 2009 to October 31, 2009.

8.8 **Outlook**

In addition to other sections of this report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" in Section 20 of this report.

The western Canadian harvest was essentially complete by the end of November 2009. Production for the six major grains is estimated to be 51.8 million metric tonnes, about 5% above the 10-year average. Crop quality is generally good, with later harvested crops experiencing some quality issues, due to excessive moisture in the fall period.

The CWB estimates that 78% of the spring wheat is in the top two grades, which is better than an average year. Canola quality is similar to last year, with 92.5% of the crop grading in the top grade according to the CGC, while the average oil content improved from 44.3% last year to 44.8% this year. Malt barley quality is above average.

Management estimates fiscal 2010 industry receipts in Western Canada of 32 to 33 million tonnes for the six major grains. Management currently expects carry-out stocks into the following crop year to remain historically high, which will supplement future grain handling volumes.

While exports of western Canadian grains and oilseeds are anticipated to be down from last year's high levels, the industry believes that demand for Canadian originated commodities will remain above historical averages as a result of above average production, high quality and competitive prices. The CWB recently released a revised 2010 export target for wheat and barley of 18.7 million tonnes, up from their 2009 performance of 18.3 million tonnes. If achieved, CWB exports for the 2010 crop year would be second only to the crop year of 2000, when they shipped over 19 million tonnes.

For open-market grains, management acknowledges the potential impact that import restrictions in China may have on canola exports but is confident that demand from other parts of the world will keep demand strong. In addition, Agriculture Canada recently released an export projection of 6 million tonnes, which, while down 24% from last year's record level, is still the second largest figure on record for canola. It should also be noted that, as a result of increased domestic crush capacity, demand for canola is anticipated to remain robust.

In Australia, total grain production is currently forecast to be 36.3 million metric tonnes, with approximately 7.5 million tonnes being produced in South Australia. This represents an increase of 40% over the five-year average. As such, management currently expects receivals in the 6.5 to 7.0 million metric tonne range in fiscal 2010, an increase of 51% against the historical five-year average. As of the date of this report, Viterra's Australian operations had received approximately 6.3 million tonnes.

CORPORATE EXPENSES

(in thousands)

	Actual Twelve Months Ended October 31, 2009	Actual Twelve Months Ended October 31, 2008	Better (Worse)	Actual Three Months Ended October 31, 2009	Actual Three Months Ended October 31, 2008	Better (Worse)
Operating, general and administrative expenses*	$ (93,028)	$ (75,345)	$ (17,683)	$ (27,201)	$ (16,993)	$ (10,208)
Amortization*	(1,284)	(583)	(701)	(661)	(548)	(113)
EBIT*	$ (94,312)	$ (75,928)	$ (18,384)	$ (27,862)	$ (17,541)	$ (10,321)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

Viterra intends to report on Australian and North American blended grain margins going forward. Based on current industry information, management expects average annual grain margins for Viterra's entire global Grain Handling and Marketing segment to be in the $30 to $33 per tonne range for fiscal 2010.

Last year, farmers faced record high fertilizer prices and, with the softening of grain and oilseed prices in fiscal 2009, farmers chose to reduce their fertilizer use rates, resulting in western Canadian fertilizer shipments declining overall by 11%. Due to favourable growing conditions, crop yields did not suffer in the short term; however, this practice is not sustainable to maintain yields in the long term. With three-year lows on fertilizer prices and historically favourable projected returns, our expectations are that growers will return to more normal fertilizer use rates to replenish their soil nutrients this coming year. Early indicators support these expectations as fertilizer movement to farm has been stronger than last year despite the late harvest and the inability of growers in certain areas to complete fall applications. As farmers in North America have increased their demand for nitrogen and phosphate over the last few months, prices for these products have firmed. Management expects to see continued strengthening on both products until spring as farmers continue to secure product for spring planting season.

In Western Canada, seed bookings for the spring have been progressing as expected while the sales of equipment, in particular corrugated storage bins, have remained strong due to increased producer cash flow in recent years. Management expects this trend to continue into 2010.

Viterra's Food Processing operations anticipate steady performance in 2010. Demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. With the economic challenges facing North America, management anticipates an increase in private label/store brand ready-to-eat cereals and, possibly, more consumption of oatmeal. Consumer demand for economical whole grain convenience in the form of granola bars and meal replacement bars is expected to continue.

In the Canadian canola operations, anticipated capacity additions by some competitors is expected to pressure margins in the near term; however, prospects for this industry remain strong longer-term given ongoing demand for healthy oils.

In Viterra's Australian malt business, management believes that average margins have stabilized and will migrate to more traditional levels once malt demand increases globally. A decision on building the new Minto plant, previously announced by ABB, is under review by management.

From a feed manufacturing perspective over the long term, management believes that the North American land, water and available feed resource base is suitable and competitively placed for livestock production. Beef cattle are typically grazers and are often raised on land unsuitable for growing crops. They consume naturally grown products like hay, silage and grass as a major component of their diet. Feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture/range supplements and feed ingredient commodities. Additional feed inputs, made available from the byproducts of ethanol production, are additional supplement beef feed ingredients.

Milk price recovery is slow but future pricing indications are for prices to be above the cost of production in 2010. Overall, management believes that, over the long term, the relocation of industrial milk production will continue from densely human populated states, such as California, to more animal husbandry friendly states such as Texas and New Mexico. Total dairy cow numbers in Texas and New Mexico are roughly half of the total number of cows in all of Canada and are two of the fastest growing dairy herd states in the U.S. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major consumer of feed ingredient commodities, such as barley in Canada and corn and canola meal in the U.S.

Select Three-Year Annual Financial Information

SELECT ANNUAL FINANCIAL INFORMATION

(in millions – except per share amounts)

	Twelve Months Ended October 31, 2009*	Twelve Months Ended October 31, 2008	Fifteen Months Ended October 31, 2007
Sales and other operating revenues	$ 6,635.6	$ 6,777.6	$ 3,875.8
EBITDA	$ 323.7	$ 532.6	$ 268.0
EBIT	$ 214.6	$ 425.8	$ 197.6
Net earnings	$ 113.1	$ 288.3	$ 111.4
Basic and diluted earnings per share	$ 0.45	$ 1.31	$ 0.86
Total assets	$ 6,422.7	$ 3,979.4	$ 3,042.1
Total long-term liabilities	$ 1,508.0	$ 826.0	$ 482.8
Cash dividends declared per share	$ –	$ –	$ –

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

In 2007, Viterra changed its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month transitional period from August 1, 2006 to October 31, 2007, and include the results of AU from its acquisition date of May 29, 2007 including the results of operations for the month of June for a number of facilities that were later sold to James Richardson International ("JRI") and Cargill at the end of June 2007. The acquisition of AU materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. Fiscal 2009 results, as noted earlier, include results for five weeks from Viterra's newly-acquired Australian operations.

Sales in 2009 are not materially different than in 2008, despite the significant change in commodity prices over the past year. The largest decline was felt in the Agri-products segment where sales prices for fertilizer declined significantly. This was partly offset by an increase in core grain handling shipments year-over-year in Viterra's North America operation.

For a more complete discussion on the results of the 2008 fiscal year relative to 2007, please see the Company's MD&A in its 2008 Financial Review.

9. LIQUIDITY AND CAPITAL RESOURCES

9.1 Cash Flow Information

9.1.1 Operating Activities

CASH FLOW PROVIDED BY (USED IN) OPERATIONS

(in thousands – except per share amounts)

	Actual Twelve Months Ended October 31, 2009*	2008	Change	Actual Three Months Ended October 31, 2009*	2008	Change
EBITDA	$ 323,698	$ 532,604	$ (208,906)	$ 40,236	$ 100,258	$ (60,022)
Add (Deduct):						
Employee future benefits	(22,875)	(19,918)	(2,957)	(25,924)	(20,422)	(5,502)
Equity loss (gain) of significantly influenced companies	(59)	10,963	(11,022)	18	4,556	(4,538)
Other items	2,124	(24)	2,148	125	(243)	368
Adjusted EBITDA	302,888	523,625	(220,737)	14,455	84,149	(69,694)
Integration expenses	(10,191)	(14,622)	4,431	(5,143)	(2,358)	(2,785)
Cash financing expenses	(55,130)	(33,315)	(21,815)	(21,898)	(4,753)	(17,145)
Pre-tax cash flow	237,567	475,688	(238,121)	(12,586)	77,038	(89,624)
Current provision for corporate income taxes	(14,144)	(19,422)	5,278	(2,579)	(3,907)	1,328
Cash flow provided by (used in) operations	$ 223,423	$ 456,266	$ (232,843)	$ (15,165)	$ 73,131	$ (88,296)
Per share	$ 0.89	$ 2.08	$ (1.19)	$ (0.05)	$ 0.31	$ (0.36)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES

(in thousands)

	Actual Twelve Months Ended October 31, 2009*	2008	Change	Actual Three Months Ended October 31, 2009*	2008	Change
Free Cash Flow**						
Cash flow provided by (used in) operations	$ 223,423	$ 456,266	$ (232,843)	$ (15,165)	$ 73,131	$ (88,296)
Property, plant and equipment expenditures	(75,283)	(55,583)	(19,700)	(28,110)	(20,409)	(7,701)
Free cash flow	$ 148,140	$ 400,683	$ (252,543)	$ (43,275)	$ 52,722	$ (95,997)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** See Non-GAAP Financial Measures in Section 18.

For the fiscal year ended October 31, 2009, Viterra generated cash flow provided by operations of $223.4 million, a decrease of $232.8 million over the comparable period last year. On a per share basis, the Company generated cash flow provided by operations of $0.89 per share compared with $2.08 per share in the comparable period last year. The reduced cash flow from operations reflects lower EBITDA and higher financing expenses, offset by lower integration costs and a lower provision for current income taxes. Actual current income taxes are less than what would be imputed by applying the Company's prevailing tax rate to pre-tax cash flows. The lower current income taxes primarily result from the tax shield provided by the Company's capital cost allowance claim and utilization of its tax loss carryforwards.

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Measures in Section 18). For the 12 months ended October 31, 2009, free cash flow decreased by $252.5 million to $148.1 million from the comparable period of the prior year.

9.1.2 Investing Activities

Viterra's capital expenditures (excluding business acquisitions) for the 12 months ended October 31, 2009 were $75.3 million, which includes $3.1 million related to Viterra Australia. This compares to $55.6 million for 2008. Proceeds from the sale of certain capital assets totalled $4.2 million for the current year, compared with $5.3 million for 2008.

Viterra invested cash of $814.0 million in business acquisitions, of which $697.8 million was for Viterra Australia. This was a significant increase from $31.8 million invested in fiscal 2008. See Note 6 of the Consolidated Financial Statements for further details on all major business acquisitions.

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $140.0 million. These are expected to be funded by cash flow provided by operations.

9.2 Non-Cash Working Capital

Inventory levels at October 31, 2009 were $960.9 million (including Viterra Australia – $277.5 million) compared with $816.2 million at October 31, 2008. Exclusive of Viterra Australia, inventory levels fell by $132.8 million. This primarily reflects lower fertilizer and grain inventory levels and prices.

Accounts receivable at October 31, 2009, were $218.2 million higher than at October 31, 2008. Viterra Australia accounted for an increase of $312.3 million, which was partly offset

NON-CASH WORKING CAPITAL

(in thousands)

	2009	2008	Change	Change Attributable to Viterra Australia	Change Excluding Viterra Australia
Inventories	$ 960,896	$ 816,158	$ 144,738	$ 277,538	$ (132,800)
Accounts receivable	1,004,674	786,504	218,170	312,286	(94,116)
Prepaid and deposits	89,768	91,183	(1,415)	30,369	(31,784)
Accounts payable and accrued liabilities	(1,095,366)	(919,485)	(175,881)	(240,965)	65,084
	$ 959,972	$ 774,360	$ 185,612	$ 379,228	$ (193,616)

primarily by lower CWB receivables, which reflects both lower quantities and commodity prices.

Lower prepaid expenses and deposits of $1.4 million reflect an increase due to Viterra Australia of $30.4 million, offset primarily by lower inventory prepayments to agri-products suppliers.

Accounts payable and accrued liabilities were up $175.9 million over the balance at October 31, 2008. After removing the impact of Viterra Australia ($241.0 million), there was a residual decrease of $65.1 million, which reflects a decrease in customer deposits accompanied by lower producer deferred cash tickets.

9.3 Financing Activities

KEY FINANCIAL INFORMATION

(in thousands – except percentages, pts and ratios)

	At October 31, 2009*	2008	Change
Total Debt	$1,574,714	$ 627,857	$ 946,857
Total Debt, Net of Cash and Cash Equivalents**	$ 541,639	$ (41,153)	$ 582,792
EBITDA (Twelve Months ended October 31)**	$ 323,698	$ 532,604	$ (208,906)
Ratios			
Current Ratio	2.23 x	2.54 x	(0.31 x)
Total Debt-to-Capital	31.0%	22.2%	8.8 pt
Long-Term Debt-to-Capital	25.2%	21.6%	3.6 pt

* Fiscal 2009 includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** See Non-GAAP Measures in Section 18.

Viterra's balance sheet at October 31, 2009, remained strong with total debt-to-capital of 31.0% (22.2% at October 31, 2008). Viterra had no cash drawings on its $800 million North American revolving credit facility at year end, and had approximately $597 million drawn on the $1.2 billion AUD operating facility that funds the Australian and New Zealand businesses. In addition, Viterra, on a consolidated basis, had approximately $1.0 billion of cash and short-term investments on its balance sheet as at October 31, 2009, approximately $800 million of which is not required to finance seasonal working capital needs and is available for future growth initiatives.

The Company's total debt increased by $946.9 million from the previous year. This is primarily due to Viterra Australia's short-term borrowings ($291.1 million) and long-term debt ($306.3 million), a new issuance of $300 million in senior unsecured notes in July 2009, and a further draw of $100 million in December 2008 on the term credit facility, partially offset by principal repayments made during 2009 on the term credit facility and the total repayment of Member Demand Loans in September 2009. See Notes 10 and 11 of the Consolidated Financial Statements for more complete details on the above.

The Company's total debt, net of cash and short-term investments, increased $582.8 million from the same period last year. This resulted from the increase in total debt explained above ($946.9 million), offset by an increase in cash and short-term investments of $364.0 million. This increase in cash and short-term investments is presented in detail in the Consolidated Statements of Cash Flows. Some of the major components from the Consolidated Statements of Cash Flows (in addition to the debt components detailed above) were cash from operating activities (2009 – $457.4 million; 2008 – $283.7 million), increases in share capital primarily due to the issuance of 56.3 million common shares through a private placement in May 2009 for gross proceeds of $450 million (see Note 16 of the Consolidated Financial Statements), and cash invested in business acquisitions (2009 – $814.0 million; 2008 – $31.8 million) (See Note 6 of the Consolidated Financial Statements). The Company maintains an active role in all decisions affecting cash distributions from principal subsidiaries (those in which the Company has at least a 50% interest). The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

As a result of swap transactions, the hedged fixed rate on the term Credit Facility, based upon Viterra's current credit ratings, is at approximately 7.4% on $312 million of Canadian dollar borrowings and 8.1% on $72 million of USD borrowings, with minimum mandatory repayments of 4% per annum.

The weighted average interest rate on long-term borrowings for Viterra Australia, including interest rate swaps, is approximately 6.2%.

Short-term debt is used during the year to finance operating requirements, which primarily consist of inventory purchases and financing of accounts receivable.

In the Grain Handling and Marketing segment, the level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases, while, in the Agri-products segment, changes in fertilizer prices can impact inventory values and customer and inventory prepayments.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information in Section 20 of this MD&A).

9.4 Debt Ratings

On July 31, 2008, Standard & Poor's ("S&P") raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to Standard & Poor's, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

On October 29, 2009, DBRS Limited ("DBRS") confirmed Viterra's Senior Unsecured Notes and Revolving Credit Facility ratings as BBB (Low) with a stable trend. According to DBRS, the rating was confirmed after a review focusing on the potential risks and benefits of the Implementation Agreement between Viterra and ABB announced on May 19, 2009. DBRS has stated that the acquisition of ABB is consistent with Viterra's previously stated ambition to increase investment for growth and believes ABB's strength in malt processing will compliment Viterra's agri-food business and ABB's grain handling should enhance access to high-growth Asian markets.

On December 8, 2009, Moody's Investors Service ("Moody's") announced it was maintaining its outlook of 'under review for possible downgrade'. The under review outlook initiated on May 19, 2009, was prompted by the proposed acquisition of ABB, which was completed on September 23, 2009. The under review rating is being maintained as the Company recently reported that there had been a technical breach of a loan covenant of Viterra Australia, which was yet to be waived by the Viterra Australia lending syndicate as at October 31, 2009. Management considered it unlikely the syndicate's response to the breaches would be to require immediate settlement of the outstanding drawings on the syndicated facility. Viterra's corporate credit rating and the credit rating on the Company's $600 million of Senior Unsecured Notes have been assigned a Ba1 rating, one level below investment grade.

Viterra Australia finalized a waiver of the covenant breach with its loan syndicate on December 29, 2009.

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Under Review

9.5 **Contractual Obligations**

(in thousands)

	Principal Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligation					
Short-term debt	$ 291,128	$ 291,128	$ –	$ –	$ –
Long-term debt	1,301,735	324,240	34,444	742,220	200,831
Other long-term obligations	142,970	21,972	40,117	21,260	59,621
	1,735,833	637,340	74,561	763,480	260,452
Other Contractual Obligations					
Operating leases	$ 86,442	$ 20,588	$ 25,184	$ 10,859	$ 29,811
Purchase obligations[1]	655,384	648,819	6,249	316	–
	741,826	669,407	31,433	11,175	29,811
Total Contractual Obligations	$ 2,477,659	$ 1,306,747	$ 105,994	$ 774,655	$ 290,263

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

10. OUTSTANDING SHARE DATA

On May 13, 2009, the Company completed a subscription receipt offering of 56,250,000 common shares, by way of a private placement to exempt purchasers, at a price of $8.00 per common share.

The Company raised gross proceeds from the offering of $450.0 million. The proceeds were raised to provide a portion of the funding for the acquisition of ABB. Shares were held in escrow until the closing of the acquisition. Underwriters' fees and other costs, net of escrow interest, associated with the offering, were approximately $18.0 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

The Company also issued 78,296,645 common shares and/or CDIs to the shareholders of ABB in accordance with the Scheme of Arrangement to acquire ABB. For purposes of calculating the value of the share component of the purchase consideration, the Company used the average closing price of its shares on the TSX around the May 19, 2009 announcement of the proposed acquisition of ABB. The resulting value was $8.84 per common share and a gross value of $692.1 million.

The market capitalization of the Company's 371.6 million issued and outstanding shares at January 20, 2010 was $3.9 billion or $10.58 per share. The issued and outstanding shares, including options convertible to common shares at January 20, 2010 are summarized in the following table:

OUTSTANDING SHARE DATA
As at January 20, 2010
(unaudited)

Issued and outstanding Common Shares	371,596,883
Securities convertible into Common Shares:	
Stock Options	1,638,306
	373,235,189

11. RESTRUCTURING AND INTEGRATION MATTERS

As described in Note 6 of the Consolidated Financial Statements, on September 23, 2009, the Company acquired all of the issued and outstanding common shares of ABB, an Australian agri-business. The results of the operations of the acquired subsidiary, known as Viterra Australia, are included in the Company's Consolidated Financial Statements commencing upon acquisition.

The total purchase price of $1,421.6 million consisted of 78,296,645 common shares and/or CDIs, the maximum amount which could be issued, at an ascribed price of $8.84 per share for a total of $692.1 million, plus $703.4 million of cash representing an aggregate value of $1,395.5 million, plus transaction costs of $26.1 million paid by the Company. To assist with the financing of the cash portion the Company

issued 56,250,000 common shares for proceeds of $432.0 million, net of share issue costs of $18.0 million.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration will be allocated to adjust the carrying value of the assets acquired and liabilities assumed based on their estimated fair values as at the effective date of the purchase. The excess consideration not allocable to the assets and liabilities or to identifiable intangible assets will be reflected as goodwill.

Integration of the two companies is well underway. The change of control was effectively executed on September 24, 2009. The high level organization and leadership structures were implemented on September 28, 2009, with further announcements for the key Grain, Finance and Global Enabling functions announced and implemented on October 6, 2009. Since then, the focus has turned to formal integration planning, including the development of detailed operating models, synergy identification and comprehensive 12 to 18 month integration program plans. These integration plans detail how each integration team will deploy their target operating model, achieve their full synergy run rate in line with due diligence targets and complete other key integration activities. The next quarterly MD&A will provide additional information around key milestones from the integration process.

On October 20, 2009, ABB and its subsidiary businesses adopted the name Viterra. The Company has begun re-branding site locations, business names and various other communications tools. The legal name change will be part of the integration effort. Employees are now part of Viterra. Some product brands will remain in place pending further research. Full execution of the re-branding initiative will take approximately 6 to 12 months.

Shareholders should benefit from estimated gross synergies of approximately $30.0 million, with the full annualized benefit to be delivered in fiscal 2012. These synergies will be generated primarily through revenue and cost efficiency measurements over the next 12 to 18 months, and detailed implementation plans are currently being finalized to achieve these targeted synergies.

Integration costs related to the ABB acquisition expensed for the current quarter were $2.3 million. These costs relate primarily to travel, consulting and advisory fees, branding, and other integration costs incurred directly by the Company. Integration costs, including severance and closure costs incurred by or related to ABB, have already been accrued on the balance sheet as part of the acquisition price of ABB shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs, are about $113.2 million, of which about $71.5 million has already been incurred, including $19.6 million of costs accrued and outstanding. These costs are financed by free cash flow.

12. **OFF BALANCE SHEET ARRANGEMENTS**

12.1 **Pension Plans**

At October 31, 2009, the market value of the assets of the Company's various defined benefit plans exceeded the accrued benefit obligations (valued on an ongoing basis for accounting purposes). The Company reported a net defined pension asset of $86.5 million at October 31, 2009, compared to $47.8 million at October 31, 2008. The Company made $28.1 million in cash payments related to its employee future benefits for the 12-month period ended October 31, 2009, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $23.6 million for the 12 months ended October 31, 2009, compared to $20.8 million for fiscal 2008. A reduction in corporate bond rates that are used to value future pension obligations resulted in an increase in the value of the Company's pension obligations. Under pension accounting rules, the increase in obligation is capitalized on the balance sheet and amortized into expense over future periods. However, the increased obligations also cause the reduction of valuation reserves held against the Company's pension assets and those reductions are recognized immediately into income (see Note 20a) of the Consolidated Financial Statements).

The following table compares the values of pension plan assets and liabilities for accounting purposes to the estimated values for pension funding purposes (solvency basis) at October 31, 2009:

(in thousands)	Accounting Basis	Solvency Funding
Market value of pension assets	$ 559,994	$ 559,994
Pension liabilities	$ 530,373	$ 602,269
Funded status - surplus (deficit)	$ 29,621	$ (42,275)
Unamortized accounting differences	$ 56,902	
Consolidated accrued benefit asset	$ 86,523	

Based on current estimates, the Company has an $86.5 million accrued benefit asset net of valuation allowance in its plans for accounting purposes. However, from a solvency perspective (for pension funding purposes), the plans had a combined deficit of $42.3 million as at October 31, 2009. The Company funds its defined benefit pension plans in accordance with actuarially determined amounts based on federal pension regulations. Management currently estimates quarterly payments of $2.5 million in 2010, down from quarterly payments of $5.6 million in 2009. The decrease in payments is the result of funding relief provided in 2009 that allows pension plan deficits to be funded over a 10-year period if a letter of credit is provided to guarantee payment. As a result, the Company has been required to provide letters of credit of $12.8 million, subsequent to the Company's year end in 2009. Funding requirements may increase or decrease depending upon future actuarial valuations. The Company's projection is based on funding the increase in plan deficits over a 10-year period and these payments may change in the future to reflect formal valuations as at December 31, 2009, which the Company expects to receive in April 2010. Note 20a) of the Consolidated Financial Statements for October 31, 2009 describes in detail the Company's pension plan obligations.

12.2 Viterra Financial

Viterra Financial™ provides grain and oilseed producers with unsecured working capital financing, through a Canadian chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $528.1 million at October 31, 2009, compared to $487.7 million at October 31, 2008. Over 90% of the current outstanding credit relates to Viterra Financial™'s highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial™ to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2009, Viterra has provided $3.0 million for actual and future expected losses.

Viterra Financial™ also provides livestock producers with secured and unsecured financing through a Canadian chartered bank to purchase feeder cattle, and related feed inputs under terms that do not require payment until the livestock are sold. Viterra Financial™ approved $94.7 million, compared to $93.4 million in fiscal 2008, in credit applications for Viterra's Feed Products customers, of which these customers had drawn $35.8 million at October 31, 2009 (October 31, 2008 – $31.9 million). The Company has indemnified the bank for aggregate credit losses of up to $8.3 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2009, the Company had provided about $0.2 million for actual and expected future losses.

13. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation, as well as grain pools operated by the Company.

Total sales to related parties were $15.4 million, compared to $18.9 million in 2008. Total purchases from related parties were $7.2 million, compared to $11.6 million in 2008. As at October 31, 2009, accounts receivable from related parties totalled $24.0 million compared to $24.9 million in 2008. Accounts payable to related parties totalled $5.7 million; in 2008 this number was $22.0 million.

14. CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions

and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, refer to Section 20, Forward-Looking Information.

14.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized but is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statements of Earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

14.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2009, the Company had loss carryforwards of approximately $62.6 million compared to $111.3 million at October 31, 2008. These loss carryforwards are available to reduce income taxes otherwise payable in future years. Of these losses, $31.3 million will expire between 2012 and 2029 and $31.3 million associated with Viterra Australia are not subject to expiry. The Company's October 31, 2009 loss carryforwards are associated with its wholly-owned and less-than-wholly-owned subsidiaries.

A short-term future income tax asset of $1.2 million and a long-term future tax asset of $17.0 million have been recorded as at October 31, 2009 in respect of the Company's unutilized losses. A valuation allowance of $6.5 million has been recorded in respect of $25.0 million of losses associated with inactive less-than-wholly-owned subsidiaries. The valuation allowance represents management's best estimate of the allowance

necessary to reflect the future income tax assets related to losses available for carryforward at an amount that the Company considers is more likely than not to be realized.

14.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. With the exception of the Hourly Employees' Retirement Plan, the Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2009, the discount rate used for calculation of pension benefit plans was 6.2% (2008 – 7.25%) and for other future benefits was 6.0% (2008 – 7.25%). The expected long-term rate of return on plan assets for pension benefit plans for 2009 was 5.9% (2008 – 6.5%). A one percentage-point decrease in the assumed return on plan assets would decrease the pension income by $5.1 million. A one percentage-point decrease in the assumed discount rate would decrease pension income by $2.1 million and increase the accrued benefit obligation by $52.4 million, and increase the other future benefit expense by $0.1 million and increase the accrued other future benefit obligation by $1.0 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.3 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

14.4 Environmental Matters

The Company's other long-term liabilities include the ARO associated with Western Co-operative Fertilizer Ltd's ("Westco") fertilizer manufacturing and processing plants, which discontinued operations in 1987. The Company provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about nine years from the current date, and management believes that the ARO is adequate. The ARO was $17.5 million at October 31, 2009, while at October 31, 2008, the ARO was $22.1 million.

14.5 Purchase Price Allocation and Goodwill

Acquisition of ABB

As described in more detail in Section 11, Restructuring and Integration Matters, and in Note 6 to the Consolidated Financial Statements, the Company has recorded an amount of $374.1 million in respect of goodwill and intangible assets relating to the acquisition of ABB. As the acquisition has recently been completed, the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period, including allocation of goodwill by segment and determination of goodwill deductible for tax purposes. The determination and allocation of the purchase price paid for ABB will be based on management's best estimates. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company is using the work of third-party valuation experts. The fair value of the other assets, liabilities and obligations assumed on the purchase will be based on estimated market values. Liabilities relating to the restructuring and integration of ABB's operations included estimated severance and employee-related costs, professional fees and other related costs.

Other Acquisitions

As described in more detail in Note 6 to the Consolidated Financial Statements, the Company has recorded an amount of $28.5 million in respect of goodwill and intangible assets relating to other acquisitions that occurred in fiscal 2009. Some of these acquisitions have recently been completed, and the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period. The determination and allocation of the purchase prices paid were and will be based

on management's best estimates. The fair value of the other assets, liabilities and obligations assumed on the purchases were and will be based on estimated market values.

Agricore United

In fiscal 2009, management determined that the accrual for restructuring costs was $5.0 million more than necessary, mainly due to lower-than-expected costs of disposal for certain assets. The after-tax impact of this adjustment to the purchase price allocation was $3.4 million and resulted in a corresponding reduction in goodwill recorded for the AU acquisition. Management believes that the remaining estimates used for the purchase price allocation are reasonable; however, actual results could differ as confirming events occur, which could require future adjustments to goodwill and related accruals.

15. CHANGES IN ACCOUNTING POLICY

15.1 Inventories

Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 3 of the Consolidated Financial Statements.

15.2 Goodwill and Intangible Assets

Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

15.3 Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the CICA issued an amendment to Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2009. This adoption resulted in additional disclosures as provided in Note 2p) and 23 of the Consolidated Financial Statements.

16. FUTURE ACCOUNTING STANDARDS

16.1 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the change over date for publicly accountable enterprises to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. Viterra will also be required to provide IFRS comparative information for the previous fiscal period.

Viterra has undertaken a project to assess the potential impacts of its transition to IFRS. A detailed project plan was developed and working teams formed to ensure compliance with the new standards. A steering committee of senior individuals from Finance, Treasury, Legal, Investor Relations and Information Technology has been established to monitor progress and review and approve recommendations from the working teams. Quarterly IFRS updates are provided to the Audit Committee of the Board of Directors.

Viterra has committed the appropriate resources and training to ensure the Company is compliant by the transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, information technology systems as well as certain contractual arrangements. The project has been broken down into four key phases, including Project Initiation and Initial Assessment, Detailed Assessment, Design and Execution.

Viterra has completed both the Initial and Detailed Assessment phases, of its project plan. Key segments of these phases included determining accounting policy and disclosure changes that will be required upon transition to IFRS as well as the exemptions relating to IFRS 1, First-time Adoption of International Financial Reporting Standards.

Set out below is the significant difference between GAAP and IFRS that the Company has currently identified. Viterra continues to monitor standards development as issued by the International Accounting Standards Board and, as standards change or are issued, there may be additional impacts on Viterra's assessment. In addition, Viterra may identify additional differences or experience changes in its business that may have an impact on the assessment.

A material item was identified for employee benefits based on differences between GAAP and IFRS relating to the accounting for defined benefit pension plans. IFRS has several technical differences from current GAAP accounting for defined benefit pension plans. As well, there are several accounting policy choices that are available under IFRS for pension accounting,

including a choice that is similar to what the Company currently employs under GAAP. Compared to GAAP, IFRS introduces differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

All other identified differences are considered unlikely to have a significant impact on Viterra's Consolidated Financial Statements. These differences include:

- Presentation and Disclosure
- Business Combinations
- Impairment
- Provisions
- Share-based Payments
- Leases
- Foreign Currency Translation
- Income Taxes

Viterra has begun the Design phase of its conversion project. Work has focused on areas assessed in the Detailed Assessment phase to have the greatest impact on results, disclosures and systems. Key segments of this phase will include the design of implementation plans for all work streams affected by IFRS and drafting financial statements and notes to comply with IFRS. The Company will also continue to assess the impact of the transition on information technology and data systems and on internal controls. This phase also includes ongoing communication and training.

17. RISKS AND RISK MANAGEMENT

Viterra faces certain risks, including weather, market, credit, foreign exchange and interest rate risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2009 Annual Information Form.

17.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

17.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effect of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its value chain through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seed sown, and the amount of proprietary seed purchased. Crop selection decisions also impact the amount of fertilizer and crop protection products Viterra sells since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-products applied to the land. Viterra's Agri-products segment works closely with its Grain Handling and Marketing segment to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-products distribution facilities in Canada are geographically dispersed throughout the Prairie Provinces, diversifying the Company's exposure to localized growing conditions. In Australia, the majority of the facilities are located in South Australia.

Viterra has, over the last number of years, obtained grain volume insurance to provide a degree of protection to the cash flow of the organization from significant declines in grain volumes,

resulting from drought or other weather-related events. For 2009, the Company had $60.0 million of coverage in place for Canadian exposure and placed $27.0 million AUD of coverage for Australian exposure in June 2009, contingent on the successful acquisition of ABB. For 2010, the Company has 46.5% of the $60.0 million of Canadian coverage in place under a multi-year program. The Company intends to place additional coverage for 2010.

17.3 **Market Risk**

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of open market grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 50.8% of total grain received by Viterra in 2009, on par with the 51.4% in fiscal 2008. For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its value chain to help mitigate these risks.

For non-Board or open market grains and oilseeds purchased by Viterra, as well as Australian grains and oilseeds, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange-traded futures for a particular commodity are not available or where the liquidity of a particular exchange-traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge the ownership of grain, oilseeds and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

In Australia, Wheat Exports Australia administers a scheme under which all exporters of wheat must be accredited; Viterra's Australian operations are accredited. To maintain its accreditation, Viterra must provide access to its port services to other exporters pursuant to access arrangements approved by the ACCC.

Although the majority of Viterra's Grain Handling and Marketing revenue is volume-driven, rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors affect Viterra's sales mix, handling volumes, and the level of Agri-products sales.

17.4 **Credit Risk**

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with a Canadian chartered bank through Viterra Financial™. Viterra's average credit losses since combining its new credit programs in February 2008 were less than 0.2% of sales.

For credit provided through Viterra Financial™, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification

of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra regularly evaluates its counterparty risk with respect to its relationships with global customers and employs risk management practices to manage those relationships. The Company controls its exposure to counterparty risk through credit analysis and approvals, credit limits, and monitoring procedures. Changes in the economic, political and market conditions may impact counterparty risk, which could have a material financial impact.

17.5 **Foreign Exchange Risk**

The Company undertakes certain transactions denominated in foreign currencies and, as a result, foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts, which are denominated in foreign currencies, and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, and options to limit exposures to changes in foreign currency denominated assets and liabilities as well as anticipated transactions.

During the year, the Company entered into a series of derivative contracts in connection with its offer to acquire ABB. The Company entered into option arrangements in order to limit exposure to a change in the AUD. These derivatives were used to mitigate the risk of economic loss arising from changes in the value of the AUD compared to the Canadian dollar between the announcement of the acquisition and the expected closing date.

The acquisition of ABB has exposed the Company to the impact of changes in the AUD to the Canadian dollar exchange rate on its net investment in Viterra Australia. For accounting purposes, ABB is considered to be a self-sustaining entity and, therefore, the impact of changes in the exchange rate will be recognized in the Accumulated Other Comprehensive Income (Loss) section of the Company's Consolidated Statements of Shareholders' Equity.

To the extent that the Company has not fully hedged its foreign exchange risks, a fluctuation of the Canadian dollar against the USD, AUD or other relevant currencies could have a material effect on Viterra's financial results.

17.6 **Interest Rate Risk**

The Company's exposure to interest rate risk relates primarily to the Company's debt obligations. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forward contracts and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to mitigate the impact of variable rates on long-term debt.

17.7 **Other Risks**

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery. Its processes meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2009, all of the Company's port terminals, except Prince Rupert Grain, met the ISO 9001:2000 Quality Management Standard and ISO 22000:2005 HACCP Food Safety Standard. All of the Company's Thunder Bay Terminals (A, B and C) are also GMP+B2 (Good Manufacturing Practices) certified.

The Company's country elevator network in North America consists of 85 grain facilities, which includes two joint venture country facilities, and nine processing facilities, which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's six Canadian feed mills and pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States.

Viterra's grain handling and malt operations in Australia are certified to the ISO 22000 HACCP standards. The ISO 9001:2000 and ISO 9001:2008 Quality Management System accreditations cover Viterra's Australia and New Zealand broader grain handling, malting operations and feed manufacturing,

respectively. As well, these accreditations cover these operations' respective associated functions.

Consumer perceptions related to food safety are an increasing industry risk. The general public is demanding legislative response to the perceived threat of food safety, and there is a high probability that the U.S. will introduce new legislation that may impact the business.

In September 2009, the FDA announced a zero tolerance policy for *salmonella* in all Canadian canola meal, and has since been rejecting or holding some cars for inspection. Viterra is working with the Canola Council of Canada and other industry participants to find a resolution to this issue with the FDA.

A detailed commentary on risk factors relating to the Company and its business is set forth in the Company's current Annual Information Form. Also see Section 21, Additional Information.

18. NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses, net foreign exchange gain on acquisition, and recovery of pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, net foreign exchange gain on acquisition, integration expenses and recovery of pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations, and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Total debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term borrowings, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists their evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation of, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

NON-GAAP TERMS, RECONCILIATIONS AND CALCULATIONS
(in thousands – except percentages and ratios)

For the Twelve Months Ended October 31	2009*	2008	Better (Worse)
Gross profit and net revenues from services	$ 849,963	$ 1,026,831	$ (176,868)
Operating, general and administrative expenses	(526,265)	(494,227)	(32,038)
EBITDA	323,698	532,604	(208,906)
Amortization	(109,141)	(106,832)	(2,309)
EBIT	$ 214,557	$ 425,772	$ (211,215)
Net earnings (loss)	$ 113,127	$ 288,282	$ (175,155)
Amortization	109,141	106,832	2,309
Non-cash financing expenses	6,033	4,470	1,563
Recovery of pension settlement	–	(3,356)	3,356
Employee future benefits	(22,875)	(19,918)	(2,957)
Equity loss (gain) of significantly influenced companies	(59)	10,963	(11,022)
Future income tax provision	29,723	70,280	(40,557)
Net foreign exchange gain on acquisition	(24,105)	–	(24,105)
Loss (gain) on disposal of assets	10,314	(1,263)	11,577
Other items	2,124	(24)	2,148
Cash flow prior to working capital changes	$ 223,423	$ 456,266	$ (232,843)
Property, plant and equipment expenditures	(75,283)	(55,583)	(19,700)
Free Cash Flow	$ 148,140	$ 400,683	$ (252,543)
AT OCTOBER 31			
Current assets	$ 3,133,149	$ 2,422,712	$ 710,437
Current liabilities	1,405,812	952,612	(453,200)
Current Ratio (Current Assets/Current Liabilities)	2.23	2.54	(0.31 pt)
Short-term borrowings (Note 10)	$ 291,128	$ 17,769	$ (273,359)
[A] Long-term debt due within one year (Note 11)	18,151	14,703	(3,448)
[A] Long-term debt (Note 11)	1,265,435	595,385	(670,050)
[B] Total debt	$ 1,574,714	$ 627,857	$ (946,857)
Cash and short-term investments	$ 1,033,669	$ 669,665	$ 364,004
Bank indebtedness	(594)	(655)	61
[C] Cash and cash equivalents	$ 1,033,075	$ 669,010	$ 364,065
Total Debt, Net of Cash and Cash Equivalents	$ 541,639	$ (41,153)	$ (582,792)
[D] Total equity	$ 3,508,919	$ 2,200,725	$ 1,308,194
[E] Total capital [B + D]	$ 5,083,633	$ 2,828,582	$ 2,255,051
Total Debt-to-Capital [B]/[E]	31.0%	22.2%	(8.8 pt)
Long-Term Debt-to-Capital [A]/[E]	25.2%	21.6%	(3.6 pt)

* Includes results from Viterra Australia operations from September 24, 2009 to October 31, 2009.

19. EVALUATION OF DISCLOSURE AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Viterra's disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2009. Management has concluded that, as of October 31, 2009, Viterra's disclosure controls and procedures are designed and operating effectively to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared, except as noted below in the scope limitation that exists as a result of the purchase of ABB.

Management, including the President and Chief Executive Officer and Chief Financial Officer, has also evaluated the design and effectiveness of Viterra's internal controls over financial reporting (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2009. Management has concluded that, as of October 31, 2009, Viterra's internal controls over financial reporting are designed and operating effectively to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared, except as noted below in the scope limitation that exists as a result of the purchase of ABB. Viterra's management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of the Company's internal control over financial reporting. It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no other changes in the Company's internal control over financial reporting that occurred during the year, except as noted in the scope limitation below, that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitation on scope of design:

Management has limited the scope of design of our disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of ABB and its subsidiaries. The chart below presents the summary financial information of ABB:

Balance Sheet Data ($ millions)	At October 31, 2009
Current assets	$ 686.9
Long-term assets	$ 1,640.7
Current liabilities	$ 532.4
Long-term liabilities	$ 1,005.9
Income Statement Data ($ millions)	Five Weeks Ending October 31, 2009
Total revenue	$ 139.20
Net income/(loss) for the period	$ (14.3)

The scope limitation is in accordance with National Instrument 52-109 3.3(1)(b), which allows an issuer to limit its design of disclosure controls and procedures, or internal controls over financial reporting to exclude controls, policies and procedures of an acquired company not more than 365 days before the end of the financial period to which the certificate relates.

20. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words

of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to, those factors discussed under the heading Risk Factors in Viterra's 2009 Annual Information Form and in the Company's 2009 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in regulation; commodity price and market risks; employee relations, collective bargaining and third-party relationships; integration risk associated with the merger of Viterra and ABB and integration risk related to other acquisitions; foreign exchange risk; availability of credit and credit costs; availability and cost of water in Australia; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; commodity trading risks; and reliance on business information systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada and South Australia; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides; changes in the grain handling and agri-products, food processing and feed products competitive environments, including pricing pressures; Canadian and Australian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets; and competitive developments in connection with Viterra's grain handling, agri-products, food processing, feed products and financial products businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian and southern Australian crop production and quality in 2009 and subsequent crop years;
- the volume and quality of grain held on-farm by producer customers in North America;
- movement and sales of Board grains by the CWB;
- the amount of grains and oilseeds purchased by other marketers in Australia;
- demand for and supply of open market grains;
- movement and sale of grain and grain meal in Australia and New Zealand, particularly in the Australian states of South Australia, Victoria and New South Wales;
- agricultural commodity prices;
- demand for oat, canola, and barley products and the market share of these products that will be achieved;
- general financial conditions for western Canadian and southern Australian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-products sales that will be achieved by Viterra;

- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with feed product and agri-product, purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat, canola and malt barley products, and the market share of sales of these products that will be achieved by Viterra;
- ability to maintain existing customer contracts and relationships;
- the availability of feed ingredients for livestock;
- cyclicality of livestock prices;
- demand for wool and the market share of sales of wool production that will be achieved by Viterra's subsidiaries in Australia;
- the impact of competition;
- environmental and reclamation costs; and
- the ability to obtain and maintain existing financing on acceptable terms, and currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra, and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

21. **ADDITIONAL INFORMATION**

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.